This Amendment to Form CB contains
129 pages, including all exhibits.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM (Amendment No. 1)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Pirelli & C. Real Estate S.p.A.
(Name of Subject Company)

Not Applicable
(Translation of Subject Company=s Name into English (if applicable))

Italy
(Jurisdiction of Subject Company=s Incorporation or Organization)

Pirelli & C. S.p.A.
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

IT0003270615
(CUSIP Number of Class of Securities (if applicable))
Gianluca Grea Pirelli & C. Real Estate S.p.A. Viale Piero e Alberto Pirelli 25 Milan 20126 Italy +39 02 64421

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
Copies to: Francesco Tanzi Pirelli & C. S.p.A. Viale Piero e Alberto Pirelli 25 Milan 20126 Italy +39 02 64421 Jeffrey M. Oakes Davis Polk & Wardwell LLP 99 Gresham Street London EC2V 7NG
Not Applicable
(Date Tender Offer/Rights Offering Commenced)
*
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

PART I B INFORMATION SENT TO SECURITY HOLDERS

Item 1.    Home Jurisdiction Documents

(a)*	English translation of press release of Pirelli & C. S.p.A. dated May 4, 2010

(b)*	Presentation to analysts dated May 5, 2010

(c)*	English translation of Directors’ Report relating to the cancellation of the par value of ordinary and savings shares and reverse stock split dated May 4, 2010 and published on June 29, 2010

(d)*	English translation of Directors’ Report relating to reduction in share capital dated May 4, 2010 and published on June 29, 2010

(e)	English translation of information memorandum dated July 3, 2010

*	Previously furnished to the Commission as an exhibit to Form CB on June 30, 2010

Item 2.    Informational Legends

The business combination described herein relates to the securities of a foreign company. The business combination is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Pirelli & C. Real Estate S.p.A. and Pirelli & C. S.p.A. are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

PART II B INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)           Not applicable.

(2)           Not applicable.

(3)           Not applicable.

PART III B CONSENT TO SERVICE OF PROCESS

(1)           A written irrevocable consent and power of attorney on Form F-X was filed by Pirelli & C. S.p.A. with the Commission on June 30, 2010.

(2)           Not applicable.

Exhibit Index

Exhibit Number	Description
1.0*	English translation of press release of Pirelli & C. S.p.A. dated May 4, 2010
1.1*	Presentation to analysts dated May 5, 2010
1.2*	English translation of Directors’ Report relating to the cancellation of the par value of ordinary and savings shares and reverse stock split dated May 4, 2010 and published on June 29, 2010
1.3*	English translation of Directors’ Report relating to reduction in share capital dated May 4, 2010 and published on June 29, 2010
1.4	English translation of information memorandum dated July 3, 2010

* Previously furnished to the Commission as an exhibit to Form CB on June 30, 2010.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pirelli & C. S.p.A.

By:	/s/ Francesco Tanzi
	Name:	Francesco Tanzi
	Title:	Chief Financial Officer

Date: July 6, 2010

Exhibit 1.4

PIRELLI & C.
Joint Stock Company (Società per Azioni)
Share capital Euro 1,556,692,865.28 fully paid-in
Registered Office in Viale Piero e Alberto Pirelli 25, Milan
Registration number with the Milan Companies’ Register 00860340157

INFORMATION DOCUMENT

on the transaction to proportionally assign 487,231,561 ordinary shares of
Pirelli & C. Real Estate  S.p.A.
to the ordinary and savings shareholders of Pirelli & C S.p.A.

in the ratio of one Pirelli & C. Real Estate S.p.A. ordinary share for each Pirelli & C. S.p.A. ordinary or savings share held

3 July 2010

The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States.

The Pirelli & C. Real Estate S.p.A. securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Pirelli & C. Real Estate S.p.A. securities are intended to be made available within the United States in connection with the reorganization pursuant to an exemption from the registration requirements of the Securities Act.

*** *** ***

The business combination described herein relates to the securities of a foreign company. The business combination is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Pirelli & C. Real Estate S.p.A. and Pirelli & C. S.p.A. are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

The materials attached herein may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements may appear in a number of places in the materials attached herein and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and global business, market share, financial results and other aspects of the activities and situation relating to Pirelli & C. Real Estate S.p.A.  Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.  Readers are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of the materials. Pirelli & C. S.p.A. undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of the materials.

Unofficial English Translation - in case of any inconsistency the Italian version shall prevail, as the official document is the Italian version

INTRODUCTION

This information document (the “Information Document”) has been drawn up to provide the shareholders of Pirelli & C. S.p.A. (“Pirelli & C.” or the “Company”) and the market with a series of data and information on the transaction to proportionally assign 487,231,561 ordinary shares of  Pirelli & C. Real Estate S.p.A. (“Pirelli RE”) held by the Company (the “Pirelli RE Stake”), corresponding to nearly all the Pirelli RE shares in the Company’s portfolio (representing approximately 58% of Pirelli RE share capital) to the ordinary and savings shareholders of Pirelli & C., to be carried out through a voluntary reduction of the share capital of Pirelli & C., pursuant to Article 2445 of the Italian Civil Code, for an amount not higher than Euro 329,620,911.48 (the “Transaction”).

The decision not to assign all the Pirelli RE ordinary shares held by Pirelli & C., a total of 487,798,972, is only due to technical reasons, in order to determine an assignment ratio that does not leave fractions.

The shareholders of Pirelli & C. have been called to an Extraordinary Shareholders’ Meeting, on first call on 14 July 2010 and on second call on 15 July 2010, to discuss and resolve, among the other things, upon the approval of the Transaction.

The Transaction occurs within the context of the operating rationalisation and optimization plan begun in 2008 and continued throughout 2009, as well as along the strategic path outlined in the three-year industrial plan for 2009-2011 to focus the Company on its core industrial activities in the tyre industry. The transaction is specifically aimed at separating the activities controlled by Pirelli RE from the other businesses performed by the Pirelli Group, in order to focus the industrial activity of the Company in the tyre industry, while also enabling the Company’s shareholders, who are already indirect investors in the real estate business, to take a direct equity interest in Pirelli RE.

Please see Chapter 2, Paragraph 2.3 of the Information Document for a description of the reasons and the purposes of the Transaction.

As more detailed in Chapter 2, Paragraph 2.1.2 of the Information Document, the actual amount of the reduction of the Company’s share capital will be determined as of the date of the Pirelli & C. Extraordinary Shareholders’ Meeting called to resolve upon the Transaction, as the amount equivalent to the value of the Pirelli RE Stake, determined on the basis of the official trading price of Pirelli RE ordinary shares on the open stock exchange day preceding the date of the relevant Shareholders’ Meeting.  In any event, the amount of the reduction will not exceed the value at which the Pirelli RE Stake being assigned is accounted for in the financial statements of the Company as of 31 December 2009, (equal to Euro 329,620,911.48).

The shareholding structure of Pirelli RE will be substantially modified by the Transaction, since the Company shareholders will assume a direct equity interest in Pirelli RE. On the other hand, Pirelli & C.’s shareholding structure will not be modified by the Transaction.

Please see Chapter 2, Paragraph 2.1.4 of the Information Document for a description of the significant shareholding structure of Pirelli & C. as well as of the shareholding structure of Pirelli RE after the Transaction.

SELECTED PIRELLI & C. PRO-FORMA CONSOLIDATED FINANCIAL AND PER SHARE DATA AS OF 31 DECEMBER 2009.

The Pirelli & C. pro-forma consolidated financial and per share data as of 31 December 2009 are represented below, drafted on the basis of Pirelli & C.’s consolidated balance sheet as of 31 December 2009.

(in millions of euro)	Consolidated Financial Report 2009 - Pirelli & C. Historical data	Pro- forma adjustments	Consolidated Financial Report 2009 - Pirelli & C. Proforma
INCOME STATEMENT
Net sales	4,462	(264)	4,198
Operating expenses	(4,245)	301	(3,944)
Operating income	217	37	254
Net income from equity investments	(57)	45	(12)
Financial income/(expenses)	(85)	21	(64)
Net income before income tax	75	103	178
Income tax	(98)	8	(90)
Net income	(23)	111	88
Net income attributable to the equity holders of Pirelli & C. S.p.A.	23	66	89

BALANCE SHEET
Non-current assets	4,254	(1,140)	3,114
Current assets	2,473	(282)	2,191
Total Assets	6,727	(1,422)	5,305
Equity	2,495	(696)	1,799
Non-current liabilities	2,213	(409)	1,804
Current liabilities	2,019	(317)	1,702
Total Liabilities and equity	6,727	(1,422)	5,305

Indicators per share (in euro)
Net earnings attributable to the equity holders of Pirelli & C. S.p.A.	0,004	0,013	0,017
Equity attributable to the equity holders of Pirelli & C. S.p.A.	0,405	(0,077)	0,328

SELECTED PIRELLI RE CONSOLIDATED FINANCIAL AND PER SHARE DATA AS OF 31 DECEMBER 2009 AND 31 MARCH 2010

The Pirelli RE consolidated financial and per share data as of 31 December 2009 and 31 March 2010 are represented below, drafted on the basis of the Pirelli RE consolidated balance sheet as of 31 December 2009 and the interim financial report as of 31 March 2010.

31 December 2009

PIRELLI REAL ESTATE
(in millions of Euro)	2009	2008
Income statement
Consolidated revenues	271,7	365,1
of which services	187,3	224,3
of which other	84,4	140,8
EBIT including net income from investments and income from shareholder loans before restructuring costs and property writedowns/revaluations	(6,6)	(36,7)
of which services	7,8	(30,3)
of which investment	(14,4)	(6,4)
EBIT including net income from investments before restructuring costs and property writedowns/revaluations	(26,1)	(59,7)
Net income attributable to equity holders of the company	(104,3)	(195,0)

Balance sheet
Equity	663,1	366,4
of which attributable to equity holders of the company	653,4	361,7
Net financial position (liquidity)/debt	41,3	289,5
Net financial position excluding shareholder loans granted (liquidity)/debt	445,8	861,8

Ratio
ROE calculated on average of opening and closing equity attributable to equity holders of the company	-21%	-36%
Gearing	0,67	2,35

Other information
Total shares (number)	841,171,777	42,597,232
Treasury shares (number)	1,189,662	1,189,662
% Treasury shares/Total shares	0.1%	2.8%
Share market price at December 31st	0,51	4,05
Basic earnings/(losses) per share (euro)	(0.12)	(4,58)
Equity per share attributable to the equity holders (euro)	0,78	8,49
Employees	1,097	1,473

31 March 2010

PIRELLI REAL ESTATE
(in millions of Euro)	31 March 2010
Income statement
Consolidated revenues	51,7
of which services	41,6
of which others	10,1
EBIT including net income from investments and income from shareholder loans before restructuring costs and property writedowns/revaluations	10,3
of which services	5,0
of which investment	5,3
EBIT including net income from investments before restructuring costs and property writedowns/revaluations	10,3
Net income attributable to equity holders of the company	0,4

Balance sheet
Equity	666,0
of which attributable to equity holders of the company	655,6
Net financial position (liquidity)/debt	55,3
Net financial position excluding shareholder loans granted (liquidity)/debt	458,6

Ratio
Gearing	0,69

Other information
Total shares (number)	841,171,777
Treasury shares (number)	1,189,662
% Treasury shares/Total shares	0.1%
Share market price at March 31st	0.46
Basic earnings/(losses) per share (euro)	-
Equity per share attributable to the equity holders (in euro)	0.78

INTRODUCTION		2
SELECTED PIRELLI & C. PRO-FORMA CONSOLIDATED FINANCIAL AND PER SHARE DATA AS OF 31 DECEMBER 2009.		4
SELECTED PIRELLI RE CONSOLIDATED FINANCIAL AND PER SHARE DATA AS OF 31 DECEMBER 2009 AND 31 MARCH 2010		5
DEFINITIONS		10
1.	RISK FACTORS	16
1.1	Risks associated with the Transaction	16
1.2	Risks associated with Pirelli RE	22
2. INFORMATION RELATED TO THE TRANSACTION		30
2.1.	Description of the procedures and timeframe of the Transaction	30
2.2	Description of the assets to be assigned to the shareholders of Pirelli & C	60
2.3.	Reasons and purposes of the Transaction	61
2.4.	Documents available to the public	63
3. SIGNIFICANT EFFECTS OF THE TRANSACTION		64
3.1.	Significant effects of the Transaction on Pirelli & C.	64
3.2.	Significant effects of the Transaction on Pirelli RE.	64
4. PIRELLI & C. PRO-FORMA CONSOLIDATED BALANCE SHEET, INCOME STATEMENT AND FINANCIAL DATA		72
4.1	Pro-forma consolidated balance sheet and income statement data of Pirelli & C. as of and for the year ended 31 December 2009	72
4.2	Detailed pro-forma adjustments	76
4.3.	Consolidated pro-forma data per share	82
4.4.	report of the external auditors on the pro-forma consolidated balance sheet and income statement data	83
5. PIRELLI RE OPERATING AND FINANCIAL DATA		84
5.1.	Consolidated balance sheet, income statement and consolidated statement of comprehensive income of Pirelli RE as of 31 December 2009	84
5.2.	Pirelli RE interim financial report as of 31 march 2010	88
6. PROSPECTS OF PIRELLI & C. AND THE GROUP IT CONTROLS		91
6.1	General outline of Pirelli & C. business operations after 31 december 2009	91
6.2	Forecasted results for the current year	93
7. ANNEXES		94

DEFINITIONS

Assignment Ratio
The ratio according to which the 487,231,561 ordinary shares of Pirelli & C. Real Estate S.p.A. held by Pirelli & C. will be assigned to the shareholders of the latter if the Transaction is approved, equal to 1 Pirelli & C. Real Estate S.p.A. ordinary share for every 1 Pirelli & C. ordinary or savings share held after the Reverse Stock Split.

Authorization for the Increase of Pirelli RE Share Capital
The authorization for the increase of the Pirelli RE share capital pursuant to Article 2443 of the Italian Civil Code, without pre-emptive rights, for a maximum amount not higher than Euro 42,058,588.85 by issuing, in one or more tranches and separately, Pirelli RE ordinary shares having par value of Euro 0.5 each, to be subscribed by one or more Italian and/or foreign primary financial and/or industrial investors, the approval of which shall be submitted to the Extraordinary Shareholders’  Meeting of Pirelli RE called for 15 July 2010 on first call and for 16 July 2010 on second call.

Borsa Italiana	Borsa Italiana S.p.A., the Italian Stock Exchange, with registered office in Piazza degli Affari No. 6, Milan.
CONSOB:	Commissione Nazionale per le Società e la Borsa, the Italian supervisory authority over the securities market, with registered office in Via G.B. Martini No. 3, Rome.

Consolidated Finance Law or CFL	Legislative Decree No. 58 of 24 February 1998 as subsequently amended.
Date of Assignment
The date on which the Pirelli RE Stake will be assigned to the shareholders of Pirelli & C., corresponding to the first open stock exchange Monday following the expiry of the term granted to the Company’s creditors pursuant to Article 2445 of the Italian Civil Code to oppose the share capital reduction of the Company, or any other different day agreed with the competent Authorities.

Date of the Information Document	The date of publication of this Information Document.
IFRIC 17
An interpretation published by the International Financial Reporting Interpretations Committee on 27 November 2008 and entered into force on 1st January 2010, which provides for clarification and direction on the accounting treatment of distributions of non-cash assets to the shareholders of a company.

Industrial Plan	The 2009-2011 three - year industrial plan of Pirelli & C. approved by the Company’s Board of Directors in February 2009.
Information document	This Information Document on the Transaction.

Issuers Regulation:	Regulation implementing the CFL (as defined above) issued by Consob with Resolution No. 11971 of 14 May 1999, as subsequently amended.
ITCL	The Income Tax Consolidation Law (the “Testo Unico delle Imposte sui Redditi”) issued under the Presidential Decree No. 917 of 22 December 1986, as subsequently amended.
MTA	Mercato Telematico Azionario, a regulated market organized and managed by Borsa Italiana.
P&C Shareholders’ Agreement	The shareholders’ agreement on Pirelli & C. ordinary shares, described in Chapter 2, Paragraph 2.1.5 of the Information Document.
Pirelli & C. or the Company
Pirelli & C. S.p.A., with registered office in Viale Piero e Alberto Pirelli No. 25, Milan, share capital Euro 1,556,692,865.28 fully paid-in, Registration Number with the Milan Companies’ Register  00860340157.

Pirelli Ambiente
Pirelli & C. Ambiente S.p.A., with registered office in Viale Piero e Alberto Pirelli No. 25, Milan, share capital Euro 6,120,000 fully paid-in, Registration Number with the Milan Companies’ Register  11983640159.

Pirelli Broadband Solutions
Pirelli Broadband Solutions S.p.A., with registered offices in Viale Sarca No. 222, Milan, share capital Euro 9,120,000 fully paid-in, Registration Number with the Milan Companies Register 04566350965.

Pirelli Eco Technology
Pirelli & C. Eco Technology S.p.A., with registered office in Viale Sarca No. 222, Milan, share capital Euro 33,120,000 fully paid-in, Registration Number with the Milan Companies’ Register 05923010960.

Pirelli Group or the Group	Pirelli & C. S.p.A. and its subsidiaries pursuant to Article 2359 of the Italian Civil Code and Article 93 of the CFL (as defined above).
Pirelli Labs
Pirelli Labs S.p.A., with registered office in Viale Piero e Alberto Pirelli No. 25, Milan, share capital Euro 5,000,000 fully paid-in, Registration Number with the Milan Companies’ Register 13442420157.

Pirelli RE
Pirelli & C. Real Estate S.p.A., with registered office in Viale Piero e Alberto Pirelli No. 25, Milan, share capital Euro 420,585,888.50 fully paid-in, Registration Number with the Milan Companies’ Register  02473170153.

Pirelli RE Group	Pirelli & C. Real Estate S.p.A. and its subsidiaries, pursuant to Article 2359 of the Italian Civil Code and Article 93 of the CFL (as defined above).

Pirelli RE Stake
The 487,231,561 ordinary shares of Pirelli & C. Real Estate S.p.A. held by Pirelli & C. that will be proportionally assigned to the shareholders of Pirelli & C. on the basis of the Assignment Ratio (as defined above).

Pirelli Tyre	Pirelli Tyre S.p.A., with registered office in Viale Sarca No. 222, Milan, share capital Euro 256,820,000.00 fully paid-in, Registration Number with the Milan Companies’ Register 07211330159.
Reverse Stock Split
The transaction of reverse stock split  on the Company’s ordinary and savings shares in a ratio of 1 new ordinary and savings share for every 11 Pirelli & C. ordinary and savings shares held, which will be submitted for approval to the Extraordinary Shareholders’ Meeting of Pirelli & C. called for 14 July 2010 on first call and for 15 July 2010 on second call.

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1.           RISK FACTORS

Please find below a summary of the risks and uncertainties concerning the Transaction described in this Information Document, as well as the main risks concerning Pirelli RE and the industry in which the Pirelli RE Group operates. Additional risks and uncertain events that were not foreseeable at the Date of the Information Document may affect the business, the economic and financial results and prospects of Pirelli & C., Pirelli RE and the respective groups.

1.1         Risks associated with the Transaction

1.1.1      Risks associated with the trend of the financial markets

The Transaction envisages the proportional assignment of nearly all the Pirelli RE shares currently in the Company’s portfolio to the Pirelli & C. shareholders, to be implemented by reducing the share capital of Pirelli & C. by an amount not higher than Euro 329,620,911.48 and, thus, not higher than the value at which the Pirelli RE Stake is accounted for in the balance sheet of the Company as of 31 December 2009. The definitive amount of the capital reduction will be determined as of the date of the Extraordinary Shareholders’ Meeting of Pirelli & C. called to resolve upon the Transaction, in an amount equivalent to the value of the Pirelli RE Stake determined on the basis of official trading price of the Pirelli RE shares on the day preceding the relevant Shareholders’ Meeting. In particular, on the basis of the accounting principles applicable to the Transaction, as of the date of the Shareholders’ Meeting, if the Transaction is approved, the Pirelli RE Stake shall be aligned with the official trading price of the Pirelli RE shares, thus determining, should such value be lower than the book value of the Pirelli RE Stake, a loss on the income statement.

As of the Date of Assignment, the Company shall also re-determine the liability arising from the assignment of the Pirelli RE Stake on the basis of the official trading price of the Pirelli RE shares on such date, by recording in the income statement any further positive or negative difference between the net accounting value of the Pirelli RE shares and their market value on such date.

In this respect it should be noted that the international financial crisis that has characterised the global economic scenario since the second half of 2008 has also caused severe disruptions in the financial markets. In particular, in recent years stock markets have displayed a high degree of volatility, recording significant fluctuations in both prices and trading volumes.

Therefore, the market price of the Pirelli RE shares, regardless of the results of Pirelli RE and the Pirelli RE Group, has been and may be subject to significant fluctuations, with subsequent effects on the determination of the actual amount of the share capital reduction of Pirelli & C. and of any difference to be accounted for in the Pirelli & C. income statement as of the Date of Assignment.

For further information on the accounting treatment of the Transaction, please see Chapter 2, Paragraph 2.1.2.3 of this Information Document.

1.1.2      Risks associated with the governing law of the Transaction

From a procedural perspective, pursuant to Article 2445, paragraph 3 of the Italian Civil Code, the execution of the share capital reduction may only take place after a ninety-day period has elapsed since the resolution of the Extraordinary Shareholders’ Meeting was registered in the Companies’ Register, provided that no creditor of the Company prior to such registration has raised any objection or opposition to the Transaction within such term before the relevant competent Court.

If oppositions are filed within the above mentioned term, pursuant to Article 2445, paragraph 4 of the Italian Civil Code, the relevant Court may order that the Transaction should still take place if it believes the detriment to the creditors is unfounded or if the Company has provided a suitable guarantee.

Therefore, any proposed objection by creditors of Pirelli & C. whose credit is prior to the registration of the relevant resolution by the Extraordinary Shareholders’ Meeting in the Companies’ Register within the term specified by the applicable law,  may have a material adverse effect on the execution of the Transaction, as long as the relevant objection is not deemed unfounded or the Company has not provided a suitable guarantee.

1.1.3      Risks associated with the objectives of the Transaction

The Transaction should be seen within the context of the operating optimisation and rationalisation plan begun in 2008 and continued throughout 2009, as well as along the strategic path outlined in the Industrial Plan focused on the core industrial activities in the tyre industry.

The execution of the Transaction is specifically aimed at completing the focusing process on the core industrial activities in the tyre sector, allowing Pirelli Tyre – which would reacquire its traditional central role in the Pirelli Group – to access a broader pool of resources to further support the achievement of the development objectives described in the Industrial Plan, such as: (i) the increase of its productive capacity in emerging markets, in order to meet the increasing demand with stronger growth perspectives after the crisis; (ii) significant investments in research and technology, also through technological partnerships with centres of excellence; and (iii) an increase in the distributive penetration in both the Industrial and the Consumer segments.

Furthermore, the focus of the Pirelli Group on the tyre industry, by optimising and simplifying the structure of the company, as well as making the economic and financial information on the Pirelli Group more easily accessible, would also have the advantage of further reducing the trading discount applied by analysts and investors in the valuation of Pirelli & C. as a holding company, while at the same time attracting more attention from analysts and institutional investors specialised in the auto motive/tyre industry on Pirelli & C. shares, which should also be able to benefit from greater coverage in both quantitative and qualitative terms.

From a financial perspective, the separation from Pirelli RE would allow the Pirelli Group, and in particular Pirelli Tyre, to benefit from an immediate positive effect on the gross indebtedness of the Pirelli Group, which after the deconsolidation of Pirelli RE would be reduced by a total amount equal to approximately Euro 420 million. The increased borrowing capacity would in fact allow the Company to respond effectively to the current conditions of uncertainty and difficulty in the markets, as well as favour the possibility to catch both internal and external growth opportunities. The reduction of the gross indebtedness would also have the further positive effect of favouring the access conditions to the capital market for the Pirelli Group, with particular reference to the bond market.

Moreover, we believe that the execution of the Transaction would improve the market’s comprehension and perception of the specific skills and capacities of the Company’s management in the tyre industry.

For further information, please see Chapter 2, Paragraph 2.3 of the Information Document.

1.1.4	Risks associated with the non-execution of the Pirelli RE shareholders’ agreement

As of the Date of the Information Document, Pirelli RE is by operation of law controlled by Pirelli & C. pursuant to Article 93 of the CFL; upon completion of the Transaction no-one will exercise control over Pirelli RE pursuant to the aforementioned Article 93 of the CFL.

It should also be noted that, upon specific request of the lending banks financing Pirelli RE, some of the members to the P&C Shareholders’ Agreement, namely Assicurazioni Generali S.p.A., Camfin S.p.A., Edizione S.r.l., Intesa Sanpaolo S.p.A., Massimo Moratti and Mediobanca – Banca di Credito Finanziario S.p.A. (the last one only for the Pirelli RE shares it will obtain  in the context of the Transaction but not for the subscribed shares in the context of  the Pirelli RE share capital increase carried out pursuant to the Authorization for the Increase of Pirelli RE Share Capital) have expressed their intention to enter into a shareholders’ agreement covering a percentage lower than 30% of the relevant share capital and aimed at favouring the stability of the Pirelli RE shareholding structure after the Transaction. UniCredit S.p.A. has also expressed its availability to enter into the above mentioned shareholders’ agreement, bringing all the Pirelli RE shares it holds upon completion of the Transaction, including those obtained from the subscription of the Pirelli RE share capital increase carried out pursuant to the Authorization for the Increase of Pirelli RE Share Capital (please see Chapter 2, Paragraph 2.1.2 of this Information Document).

Further to the execution of the above mentioned shareholders’ agreement, which may occur prior to the Date of Assignment, no subject will exercise control over Pirelli RE pursuant to Article 93 of the CFL.

In the event that the relevant parties do not reach an agreement on the terms and conditions of the shareholders’ agreement or that such agreement for any reason is not executed, such event may adversely affect, among the other things, the stability of the Pirelli RE shareholding structure (please see Paragraph 1.1.6 of the Information Document).

1.1.5	Risks associated with the clauses contained in the Pirelli RE loan agreements

Certain loan agreements entered into by Pirelli RE envisage specific change of control clauses that grant the relevant lending entities with specific contractual remedies, including withdrawal from the agreement, termination of the agreement and acceleration clauses in the event that Pirelli & C. ceases to control Pirelli RE and, accordingly, grant the right to claim the immediate repayment of the financed amounts and/or the early restitution of the available funds.

Such entities have expressly waived to activate the remedies they are entitled to should Pirelli & C. cease to control Pirelli RE. Some of the waivers granted by the lending entities provide, in any case, a specific undertaking by the parties to agree upon new change of control clauses based on the new shareholding structure of Pirelli RE, as resulting upon completion of the Transaction.

In particular, some of the waivers granted include the undertaking of the relevant parties to agree upon a new change of control clause reflecting the new ownership and governance structure of Pirelli RE within 30 days of the Date of Assignment (please see Chapter 3, Paragraph 3.2 of the Information Document). Even though as of the Date of the Information Document there are no reasons that might impair the definition of such clauses, if the same clauses are not amended within the specified term, the relevant banks will be entitled to activate the remedies specified in their respective agreements and, subsequently, demand  the immediate repayment of the financed amounts and/or the early restitution of the available funds.

For further information, please see Chapter 2, Paragraph 2.1.3 and Chapter 3, Paragraph 3.2 of the Information Document.

1.1.6	Risks associated with the joint venture agreements entered into by Pirelli RE

Pirelli RE has entered into several strategic agreements with industrial partners relating to the establishment of joint ventures in the real estate industry. Some of these agreements envisage investment protection mechanisms for the contractual counterparties of Pirelli RE, by granting them, in certain cases, call or put options on the joint ventures or on the relevant assets if Pirelli RE leaves the Pirelli Group (please see Chapter 3, Paragraph 3.2 of the Information Document)

As of the Date of the Information Document, the counterparties of Pirelli RE have preliminary agreed not to trigger the above mentioned procedures in respect of the Transaction (so-called waiver).

The contractual amendments following the waivers released in respect of the execution of the Transaction by the counterparties of Pirelli RE are currently being finalized and provide, in some cases, certain conditions such as, for example, the execution of a shareholders’ agreement in respect of the Pirelli RE shares, aimed at favouring the stability of the shareholding structure, the definition of new change of control clauses that take into account the ownership structure and the governance of Pirelli RE as resulting upon completion of the Transaction.

Even though as of the Date of the Information Document, even in light of the current negotiations, there are no reasons that might impair the occurrence of such conditions, the non-occurrence of such conditions may impair the finalization of the contractual amendments following the waivers and, thus, the industrial partners may demand to trigger the call or put options on the interests in the above mentioned joint ventures or on the relevant assets.

For further information please see Chapter 3, Paragraph 3.2 of the Information Document.

1.1.7	Risks associated with the pro-forma data

The Information Document contains the consolidated pro-forma data of Pirelli & C. as of 31 December 2009, prepared in order to describe, in accordance with the applicable principles, the effects of the Transaction on the economic trend and the financial situation of Pirelli & C. as if the Transaction had occurred in the period to which the aforementioned pro-forma data refer. In consideration of the different purposes of the pro-forma data and the actual data and the different methods used to calculate the effects with reference to the balance sheet and the income statement, the pro-forma data must be read and interpreted separately from the historical data, without seeking any accounting connections between them. Furthermore, the pro-forma data do not reflect prospective data and are not intended to represent a forecast of the future results of the Pirelli Group, since they are formulated in such a way as to represent exclusively the effects of the Transaction that can be isolated and objectively measured. Finally, since these representations are based on assumptions, there is a risk that, in the event that the Transaction had actually taken place on the dates taken as reference for the preparation of the pro-forma data, instead of the actual dates, the historical data would not necessarily be equal the pro-forma data.

1.2	Risks associated with Pirelli RE

1.2.1	Risks associated with the financial indebtedness

As of 31 March 2010 the consolidated net financial indebtedness of Pirelli RE, excluding receivables for shareholder loans (i.e. loans granted by Pirelli RE and its subsidiaries to affiliates and joint ventures) was negative in an amount equal to Euro 458.6 million. At the same date, receivables for shareholder loans were equal to Euro 403.3 million. Therefore, the consolidated net financial position as of 31 March 2010, including these loans, was negative in an amount equal to Euro 55.3 million. As of 31 March 2010, the indebtedness to the banking system was equal to Euro 416.8 million. It is worth noting that certain Pirelli RE loan agreements provide for certain financial covenants, which are standard for medium-term credit lines; the non-compliance with such financial covenants may adversely affect the economic and financial situation of Pirelli RE and the Pirelli RE Group.

For further information, please see Chapter 3, Paragraph 3.2 and Chapter 5 of the Information Document.

1.2.2	Risks associated with the fluctuations of interest rates

The Pirelli RE Group is exposed to the risk of interest rate fluctuations as its financial indebtedness is characterised by floating rate transactions. Pirelli RE has implemented a hedging strategy against the risk deriving from interest rate fluctuations in respect of which, on one hand, it has floating rate receivables that naturally offset the risk and, on the other hand, it has entered into financial derivative contracts. As a result, the hedging arrangements in force as of 31 December 2009 on the structure of the consolidated total debt provides an overall protection equal to approximately 57% of the total.

We cannot exclude that fluctuations in market interest rates may adversely affect the economic and financial situation position of Pirelli RE and the Pirelli RE Group.

For further information please see Chapter 5 of the Information Document.

1.2.3	Risks associated with the negative trend in the results of the Pirelli RE Group for the financial year ended on 31 December 2009.

The global crisis in the financial markets in general, and in the real estate industry in particular, has adversely affected the results of the Pirelli RE Group in the financial year ended on 31 December 2009, which ended with a consolidated net loss equal to Euro 104.3 million, decreased with respect to the consolidated net loss recorded as of 31 December 2008 and equal to Euro 195 million.

As of 31 March 2010, the net consolidated result for the year was positive in an amount equal to Euro 0.4 million, significantly increased in respect of the negative amount of Euro 15.8 million  recorded for the same period of the 2009 financial year.

The persistence of a general uncertainty of the markets and the economic rally, even in the real estate industry, may determine negative effects on the future results of Pirelli RE and the Pirelli RE Group

For further information, please see Chapter 5 of the Information Document.

1.2.4	Risks associated with write-downs of the real estate portfolio of the Group and any unfavourable result of the Impairment Test applied to intangible assets.

The real estate portfolio of the Pirelli RE Group – as well as the real estate portfolio of  the companies in which the Pirelli Group has an equity interest or the real estate investment funds in which such companies invest – is subject to periodic assessments by several real estate experts such as CB Richard Ellis Professional Services S.p.A., REAG, Cushman & Wakefield, Scenari Immobiliari S.p.A., Jones Lange LaSalle and Knight Frank.

The potential prosecution of the economic crisis, as well as other negative factors that might affect the real estate portfolios of the Pirelli RE subsidiaries or other real estate companies (or real estate investment funds) in which the Pirelli RE Group companies invest (such as, for example, a reduction in rental income, a decrease in potential sale values, a slowing down of sales or a further downturn in the conditions of the reference markets) may induce the above mentioned experts to review their assessments, with subsequent potential negative effects on the economic and financial situation of the Pirelli RE Group.

As of 31 December 2009 the Pirelli RE Group has recorded among its assets goodwill  for an amount equal to Euro 148.1 million. These values are derived primarily from acquisitions over time. These assets are subject to an Impairment Test every year and, in any case, whenever there are indicators suggesting a decrease in their value.  As of 31 December 2009 the Impairment Test had a positive outcome and, thus, the relevant figures have not been adjusted.

The assessment process underlying the Impairment Test is strongly affected by the basic assumptions used to estimate future cash flows and the related discount rates: in the event that such rates vary in a significant way, determining a reduction of the estimated recoverable values as of 31 December 2009, such occurrence may cause a reduction of the value of goodwill as accounted for in the balance sheet as of 31 December 2009; such circumstance may adversely affect the income statement and, thus, the net equity level of the Pirelli RE Group.

1.2.5  Risks associated with pending legal proceedings

Civil and administrative proceedings

As of the Date of the Information Document, Pirelli RE and other companies belonging to the Pirelli RE Group (including affiliates and joint ventures) are parties as defendants of a number of civil and administrative proceedings and arbitrations primarily brought by: (i) some tenants on the grounds of an alleged breach of the pre-emptive rights in the sale of real estate assets comprised in the portfolio of Unione Immobiliare S.p.A. (Pirelli RE has been sued in some of these proceedings, which are related to companies in which Pirelli RE is a qualified minority shareholder), (ii) social security providers in respect of the management services performed by Edilnord Gestioni S.r.l. (in liquidation) and (iii) generally, certain lessees, purchasers and suppliers.

In respect of such proceedings and arbitrations pending as of 31 March 2010, Pirelli RE, its affiliates and the joint ventures have recorded in their relevant financial statements adequate risk allowances, also on the basis of the opinions expressed by their advisors. Pirelli RE does not believe that the outcome of these pending legal proceedings may adversely affect its activities, its financial situation or its economic results.

Tax proceedings involving Pirelli RE and the Pirelli RE Group

As of 31 March 2010 Pirelli RE and certain of the subsidiaries of the Pirelli RE Group have received tax notices for an amount equal to approximately  Euro 20 million (excluding interests and fines) and payment notices for an amount equal to approximately Euro 1.6 million.

Tax proceedings involving real estate initiatives and joint ventures

As indicated in the Pirelli RE Group’s interim report on the management as of 31 March 2010, in respect of companies of which Pirelli RE or its subsidiaries are qualified minority shareholders with third-party investors (affiliates and joint ventures), these companies have received tax notices (and, in a minor size, payment notices)  for an amount approximately equal to a total of Euro 880 million (excluding interests and fines), with an average share in the profits of Pirelli RE equal to approximately 30%.

All the transactions carried out under tax verification were supported by opinion of the relevant tax advisors as to their legitimacy and to the correctness of conduct in line with valid economic reasons.

The opinions released at that time have been confirmed by the advisors appointed as of the closing of the financial year ending on 31 December 2009.

The involved entities have raised objections to the accusations promoted by the relevant tax authorities by providing extensively motivated defensive documents. Please note, with regard to the only recourse that has been judged so far, that the Milan tax court has recognized in first degree the  claim as to duty stamp and real estate taxes.

Pirelli RE, on the basis of the opinions provided by its advisors, the arguments and the grounds of the relevant claims and defensive documents, believes that the controversies promoted by the relevant tax authorities may have a positive outcome.

Notwithstanding the above, there is no guarantee that the legal proceedings and disputes will have the outcome expected by Pirelli RE or its affiliates and the joint ventures. Therefore, any outcome different from those expected could have negative effects on economic and financial situation of Pirelli RE and the Pirelli RE Group.

1.2.6	Risks associated with the initiatives in which the Pirelli RE Group participates as a qualified minority shareholder.

In exercising the activity of investment in real estate funds and companies, Pirelli RE in the past has generally invested as qualified minority shareholder. In this regard, also taking into account the governance agreements with the other shareholders, generally resulting in joint control situations, the real estate investment vehicles  are generally not included in the consolidation area and their results are reflected in the consolidated financial statements of Pirelli RE by the net equity method. Accordingly negative events occurring in respect of such type of investment may have negative effects on the economic and financial situation of Pirelli RE essentially in respect of the following aspects: (i) the Company’s stake in the initiative, which may be diluted or increased (also as a consequence of the default by the other shareholders), (ii) the possibility of obtaining reimbursement of receivables for shareholder loans with the relevant interests, (iii) the result of shareholdings, and (iv) possible reductions in the revenues arising from the past or future provision of special property services.

1.2.7	Risks associated with the concentration of tenants

The income-generating real estate portfolio participated and managed by the Pirelli RE Group, as of 31 December 2009, has a market value equal to Euro 11.2 billion (of which Euro 2.7 billion directly pertaining to Pirelli RE), a book value, as of the same date, equal to Euro 10.9 billion (of which Euro 2.7 billion directly pertaining to Pirelli RE) and a passing rent equal to Euro 726.5 million (of which Euro 175.1 million directly pertaining to Pirelli RE).

The twelve principal tenants, who were responsible for approximately 43% of the Pirelli RE revenues as of 31 December 2009, are:  Arcandor group, Telecom Italia, La Rinascente, Regione Sicilia, Conforama Italia, Valtur, Prada, Fintecna, Eni, Vodafone, Editoriale L’Espresso and Bulgari. As of the same date, 18.7% of rents for the year are attributable to the Arcandor group, which rents the portfolio owned by the group headed by Highstreet Holding GbR, a company in which a consortium, where Pirelli RE has an interest equal to 24.66%, holds 49% of the relevant share capital, while the remaining 51% is held by the Whitehall funds falling within the Goldman Sachs group (please see Paragraph 1.2.8 of the Information Document).

Any default by the above mentioned tenants may adversely affect the economic and financial results of the initiatives in which Pirelli RE has invested and, accordingly, the results of the Pirelli RE Group.

1.2.8	Risks associated with the financial situation of the Arcandor group

Please note that the Arcandor group is currently in a difficult financial situation which resulted in its application for being admitted to an insolvency proceeding as of 4 June 2009. In the context of the restructuring plan currently being approved by the relevant creditors’ committee,  the sale of the retail operator Karstadt Warenhaus Gmbh (“Karstadt”) to third parties is one of the major points. In this regard, as of 2 June

2010, the specialized operator Berggruen has promoted a binding purchase offer in respect of Karstadt. The acceptance of such offer by the Karstadt creditors’ committee is subordinated, among the other things, to the execution of an agreement between Berggruen and the Highstreet consortium – which owns the real estate assets leased to Karstadt and includes Pirelli RE among its participants (please see Paragraph 1.2.7 of the Information Document) –  in order to re-negotiate the terms of the relevant lease agreements.

As of the Date of the Information Document, it is foreseen that the Karstadt creditors’ committee shall be convened by the end of July 2010 in order to verify the occurrence of the conditions precedent included in the bid made by Berggruen.

The execution of any agreements between the Highstreet consortium and Berggruen which might result in a reduction of the current rental income may adversely affect the economic and financial results of the initiatives in which Pirelli RE has invested and, accordingly, the results of the Pirelli RE Group. Moreover, it should be noted that the non-occurrence of the conditions precedent set forth in the bid promoted by Berggruen may prevent the liquidation in bonis of the Arcandor group.

1.2.9	Risks associated with the trend of the real estate market

The real estate market has a cyclic trend and is affected by a number of variables including, but not limited to, the general economic conditions, fluctuations of interest rates, the inflation trend, any changes to the applicable tax regulations and the market liquidity.

Since 2008 the real estate market has experienced a significant decline in those countries in which the Pirelli RE Group operates, with a general decrease of real estate values. Moreover, the low level of liquidity on the market has adversely affected the number of transactions and the relevant timeframes. The persistence or the further worsening of the current market conditions may adversely affect the results and the economic and financial situation of the Pirelli RE Group.

1.2.10	Concentration of activities in Italy and Germany

The Pirelli RE Group carries out its activities primarily in the Italian and German markets, and the real estate assets held by the real estate funds and company vehicles in which Pirelli RE and the Pirelli RE Group companies hold qualified minority shareholdings are mainly located in these markets. Therefore, the results of such initiatives may be adversely affected by worsening of the economic cycle in these countries.

2. INFORMATION RELATED TO THE TRANSACTION

2.1.	Description of the procedures and timeframe of the Transaction

2.1.1.	Description of the companies involved in the Transaction

A.           Pirelli & C. S.p.A.

Company Profile

Pirelli & C. is a joint stock company, listed on the MTA, holding company of the Pirelli Group, specialised in the tyre industry and with a presence in the real estate, broadband access technologies, air quality and emission control industries. In over 130 years of business, the Pirelli Group has grown thanks to its capacity to generate innovative products in different industries. Tyres represent the strategic asset of the Group identified as Pirelli Tyre. The Group is also active in high technological innovation industries, such as broadband access, in which Pirelli Broadband Solutions operates. Pirelli Group's constant attention to environmental issues, together with its tendency to product innovation, has led to the birth of new businesses: Pirelli Ambiente operates in the renewable energy and sustainable development industry, supplying 100% green electricity obtained from photovoltaic installations; Pirelli Eco Technology is active in the production of the latest generation of Feelpure anti-particulate filters. Pirelli Labs, a centre of technological excellence, is at the service of activities described and represents the engine of innovation for all the businesses of the Pirelli Group.

Name:	Pirelli & C. S.p.A.
incorporation date:	15 May 1883
Type:	Joint stock company listed on the MTA
Registered Office:	Viale Piero e Alberto Pirelli No. 25, Milan
Tax code, VAT number and registration number with the Milan companies register:	00860340157

Corporate purpose:
a) the acquisition of equity interests in other companies or corporations, both in Italy and abroad;

b) the financing and the technical and financial coordination of the companies or corporations in which it holds interests;

c) the sale and purchase, ownership, management and/or placement of both government and private securities.

The Company may carry out all operations of any type whatsoever – excluding any activities reserved by law – connected to its corporate purpose.

Share capital:	Euro 1,556,692,865.28 divided into 5,367,906,432 shares of which 5,233,142,003 ordinary shares and 134,764,429 savings shares having par value of Euro 0.29 each.
Duration:	The duration of the Company shall be until 31 December 2100.
Financial year:	The company’s financial year shall close on 31 December of each year.

The following chart illustrates the structure of the Pirelli Group as of the Date of the Information Document.

Corporate Bodies

Board of Directors

Pursuant to Article 10 of the By-laws of Pirelli & C., the Company is managed by a Board of Directors composed of no less than seven and no more than twenty three members who remain in office for three financial years, unless a shorter term is established by the Shareholders’ Meeting at the time of their appointment and they may be re-elected. The Board of Directors in charge as of the Date of the Information Document was appointed by resolution of the Shareholders’ Meeting on 29 April 2008 until the date of the Shareholders’ Meeting called to approve the financial statements for the year ending on 31 December 2010.

As of the Date of the Information Document the Board of Directors of the Company is composed as follows.

Full Name	Office held	Role
Marco Tronchetti Provera	Chairman	Executive Director
Alberto Pirelli	Deputy Chairman	Executive Director
Carlo Alessandro Puri Negri	Deputy Chairman	Executive Director
Carlo Acutis	Director	Non-executive and Independent Director
Carlo Angelici	Director	Non-executive and Independent Director

Full Name	Office held	Role
Marco Tronchetti Provera	Chairman	Executive Director
Alberto Pirelli	Deputy Chairman	Executive Director
Carlo Alessandro Puri Negri	Deputy Chairman	Executive Director
Carlo Acutis	Director	Non-executive and Independent Director
Carlo Angelici	Director	Non-executive and Independent Director
Cristiano Antonelli	Director	Non-executive and Independent Director
Gilberto Benetton	Director	Non-executive Director
Alberto Bombassei	Director	Non-executive and Independent Director
Franco Bruni	Director	Non-executive and Independent Director
Luigi Campiglio	Director	Non-executive and Independent Director
Enrico Tommaso Cucchiani	Director	Non-executive Director
Berardino Libonati	Director	Non-executive and Independent Director
Giulia Maria Ligresti	Director	Non-executive Director
Massimo Moratti	Director	Non-executive Director
Renato Pagliaro	Director	Non-executive Director
Umberto Paolucci	Director	Non-executive and Independent Director
Giovanni Perissinotto	Director	Non-executive Director
Giampiero Pesenti	Director	Non-executive and Independent Director
Luigi Roth	Director	Non-executive and Independent Director
Carlo Secchi	Director	Non-executive and Independent Director

The Committee for Internal Control Risks and Corporate Governance

The Board established a “Committee for Internal Control and Corporate Governance” in 2000 from amongst its members, renamed as “Committee for Internal Control Risks and Corporate Governance” with effect from 1st September 2009, which is charged with fact-finding and advisory functions. The members of this committee charge as of the Date of the Information Document were appointed in the meeting of the Board of Directors of Pirelli & C. held on 29 April 2008 (Carlo Angelici, Franco Bruni and Carlo Secchi), subsequently increased in their number in the meeting of 29 July 2009 with effect from 1st September 2009 (with the appointment of Cristiano Antonelli and Luigi Roth).

Therefore, at the Date of the Information Document, the Committee for Internal Control, Risks and Corporate Governance is composed of the following members, all of whom are in possession of the legal requisites for independence.

Full Name	Office	Date of appointment
Carlo Secchi	Chairman	29 April 2008
Carlo Angelici	Committee Member	29 April 2008
Cristiano Antonelli	Committee Member	29 July 2009
Franco Bruni	Committee Member	29 April 2008
Luigi Roth	Committee Member	29 July 2009

Remuneration Committee

The Board of Directors of Pirelli & C. established the “Remuneration Committee”, a subcommittee from among its members, charged with fact-finding, advising and recommending functions, in the year 2000. The members of this committee in charge as of the Date of the Information Document were appointed in the meeting of the Board of Directors of Pirelli & C. held on 29 April 2008 (Berardino Libonati, Alberto Bombassei and Giampiero Pesenti), subsequently increased in their number in the meeting of 29 July 2009 with effect from 1st September 2009 (with the appointment of Umberto Paolucci).

Therefore, as of the Date of the Information Document, the Remuneration Committee is composed of the following members, all of whom are in possession of the legal requisites for independence.

Full Name	Office	Date of appointment
Berardino Libonati	Chairman	29 April 2008
Alberto Bombassei	Committee Member	29 April 2008
Umberto Paolucci	Committee Member	29 July 2009
Giampiero Pesenti	Committee Member	29 April 2008

The Board of Statutory Auditors

Pursuant to Article 16 of the Pirelli & C. Bylaws, the Board of Statutory Auditors of Pirelli & C. consists of three standing auditors and two alternate auditors, who must be in possession of the requisites established under the applicable laws and regulations for such office. The members of the Board of Statutory Auditors may be re-elected. The Board of Statutory Auditors of Pirelli & C. in charge as of the Date of the Information Document was appointed by a resolution of the Shareholders’ Meeting on 21 April 2009 until the date of the Shareholders’  Meeting called to approve the financial statements for the year ending on 31 December 2011.

As of the Date of the Information Document the Board of Statutory Auditors of the Company is composed as follows.

Full Name	Office	Date of appointment
Enrico Laghi	Chairman	21 April 2009
Paolo Gualtieri	Standing Auditor	21 April 2009
Paolo Domenico Sfameni	Standing Auditor	21 April 2009
Franco Ghiringhelli	Alternate Auditor	21 April 2009
Luigi Guerra	Alternate Auditor	21 April 2009

External Auditors

The Shareholders' Meeting held on 29 April 2008 appointed Reconta Ernst&Young S.p.A., with registered office in Po No. 2, Milan, as external auditors of the Company for the nine-year period 2008-2016.

Direction and coordination activity

Pirelli & C. is not subject to direction and coordination activity pursuant to Articles 2497 and following of the Italian Civil Code.

Structure of the share capital

As of the Date of the Information Document, the subscribed and fully paid-in share capital of Pirelli & C. is equal to Euro 1,556,692,865.28, consisting of ordinary and savings shares having a par value of Euro 0.29 each.

The actual composition of the share capital is illustrated in the table below.

Category	N°. of Shares	% share capital
Ordinary shares	5,233,142,003(*)	97.49
Savings shares**	134,764,429(**)	2.51
(*) 475,740,182 if the proposed Reverse Stock Split is approved
(**) n, 12,251,311 if the proposed Reverse Stock Split is approved.

The ordinary shares award the right to one vote per share. Savings shares do not carry voting rights and, unless otherwise provided by law, are bearer shares.  They may be converted into registered savings shares upon request and at expense of the relevant shareholder.

In addition to the rights and privileges provided by the law, savings shares shall have priority in the repayment of the capital up to their entire par value; in the event of a reduction of the share capital due to losses, the par value of saving shares will be reduced only by the amount of the loss that exceeds the total par value of the other shares. Furthermore, they retain the rights and privileges contemplated by law as well as by Pirelli & C. By-laws, also in the event that the Company’s ordinary and/or savings shares are delisted.

In the event of an increase of a share capital increase being carried out by issuing shares of only one class, such shares must be offered on option to the holders of all classes of shares.

In the event of an increase of the share capital being carried out by issuing of both ordinary and savings shares:

a) the holders of ordinary shares shall be entitled to receive an option on ordinary shares, and on savings shares to make up any difference;

b) the holders of savings shares shall be entitled to receive an option on savings shares, and on ordinary shares to make up any difference.

Following the mandatory allocations to statutory reserves, the Company’s net year-end profits shall be distributed as follows:

a)
savings shares shall be awarded a dividend of seven percent of their par value; if a dividend of less than seven percent of par value is awarded to savings shares in a given financial year, the difference shall be computed as an increase to be added to the preference dividend over the subsequent two financial years; any profits remaining following the award of the aforementioned dividend to savings shares shall be distributed amongst all the shares in such a way that savings shares shall receive an aggregate dividend which is higher, compared to the dividend awarded to ordinary shares, by an amount corresponding to two percent of their par value;

b)
without prejudice to the foregoing provisions regarding the aggregate higher dividends awarded to savings shares, ordinary shares shall be awarded a dividend corresponding to a maximum of five percent of their par value.

The remaining profits shall be distributed amongst all the shares, in addition to the aforementioned allocations, unless the Shareholders’ Meeting resolves to make special allocations to extraordinary reserves or for other uses, or decides to carry some of such profits forward to the next year.

Should reserves be distributed, savings shares have the same rights as the other shares.

For a description of the amendments to the Company’s By-laws to be submitted to the Extraordinary Shareholders’ Meeting of Pirelli & C. called for 14 July 2010 on first call and for 15 July 2010 on second call, please see Chapter 2, Paragraph 2.1.2.1 of the Information Document.

B.           Pirelli & C. Real Estate S.p.A.

Pirelli RE profile

Pirelli RE, a company whose ordinary shares have been admitted to trading on the MTA, is one of the major real estate management companies in Italy and Europe, operating in Italy, Germany and Poland.

Pirelli RE is a fund & asset manager that enhances the value and manages real estate portfolios on behalf of third party investors using a distinctive model based on the integration of specialist real estate services (Agency and Property/Facility Management) instrumental to its management activities (Fund & Asset Management).

The Pirelli RE business model envisaged, in the past, the assumption of qualified minority interests in the investment initiatives it managed, with the aim to exploit any re-valuation opportunities. Since 2009, Pirelli RE has opted for a safer business model, with the purpose to act as a “pure manager”, continuing to carry out the activity of identifying and managing investment opportunities on behalf of third parties and pursuing the objective of a progressive reduction of the equity interests in its portfolio.

Name:	Pirelli & C. Real Estate S.p.A.
incorporation Date:	13 October 1961 with the company name of Iniziative Agricole Commerciali Italiane S.p.A
Type	Joint stock company listed on the MTA
Registered Offices:	Viale Piero e Alberto Pirelli No.25, Milan
Tax code, VAT number and registration number with the Milan companies register:	02473170153
Corporate purpose:
a) the promotion and participation in transactions and investments in the real estate sector;

b) the coordination and management of transactions and investments in the real estate sector;

c) the acquisition of investments in other companies or entities in Italy and abroad;

d) the financing and technical and financial coordination of the companies or entities in which it holds investments.

In particular, the corporate purpose includes: the purchase, sale, exchange, and lease of all types of buildings and land; the planning, construction, demolition, and maintenance of buildings and building works in general; the planning and execution of remediation work and urban improvement works; the performance of contract work for the aforementioned activities and provision of services in the real estate sector.

Pirelli RE may also carry out all the commercial, industrial, movable and real property transactions necessary or useful to achieve the company purpose (including the grant of unsecured or secured guarantees, including those on behalf of third parties, and the assumption of loans and financing, including those secured by mortgage), with the mandatory exclusion of financial activities performed on behalf of the public and all other activities restricted under existing law.

Share capital:	Euro 420,585,888.50 divided into 841,171,777 ordinary shares having a par value of Euro 0.5 each.
Duration:	Pirelli RE’s duration shall be until 31 December 2100.
Financial year:	The company’s financial year shall close on 31 December of each year.

The following chart illustrates the structure of the Pirelli RE Group as of the Date of the Information Document.

Corporate Bodies

Board of Directors

Pursuant to Article 12 of the By-laws of Pirelli RE, the Company is managed by a Board of Directors composed of no less than five and no more than nineteen members who remain in office for three financial years, unless a shorter term is established by the Shareholders’ Meeting at the time of their appointment and may be re-elected. The Board of Directors in charge as of the Date of the Information Document was appointed by resolution of the Shareholders’ Meeting on 14 April 2008, which established the number of fifteen Directors, until the date of the Pirelli RE Shareholders’ Meeting called to approve the financial statements for the year ending on 31 December 2010. The Pirelli RE Shareholders’ Meeting held on 19 April 2010 reduced the members of the Board of Directors from fifteen to thirteen after the resignations of two Directors (Olivier de Poulpiquet Brescanvel and David Michael Brush) from their offices.

As of the Date of the Information Document the Board of Directors of the Pirelli RE is composed as follows.

Full Name	Office	Role
Marco Tronchetti Provera	Chairman	Non-executive directors:
Giulio Malfatto (*)	Managing Director	Executive Director
Enrico Parazzini (**)	Managing Director, Finance	Executive Director
Emilio Biffi	Technical Sector Delegate Director	Executive Director
Reginald Bartholomew	Director	Non-executive and Independent Director
Paolo M. Bottelli	General Manager, Germany and Poland	Executive Director
William Dale Crist	Director	Non-executive and Independent Director
Carlo Emilio Croce	Director	Non-executive and Independent Director
Jacopo Franzan	Director	Non-executive directors:
Valter Lazzari (***)	Director	Non-executive and Independent Director
Claudio Recchi	Director	Non-executive and Independent Director
Dario Trevisan	Director	Non-executive and Lead Independent Director
Wolfgang Weinschrod	Director	Executive Director
(*) Co-opted on 8 April 2009 to replace Executive Deputy Chairman Carlo Alessandro Puri Negri, whose mandate expired at the Shareholders’ Meeting to approve the financial reports held on 31 December 2009, confirmed by the Pirelli RE Shareholders’ Meeting on 19 April 2010
(**) Co-opted on 28 May 2010 to replace Director and Managing Finance Director, Claudio De Conto, who resigned, whose proposal of confirmation has been proposed for the Pirelli RE Shareholders’ Meeting called for 15 and 16 July 2010.
(***) Co-opted on 5 March 2009 to replace Director Dolly Predovic, who resigned, and confirmed by the Pirelli RE Shareholders’ Meeting on 17 April 2010.

The Committee for Internal Control and Corporate Governance

The Board of Directors of Pirelli RE has established a ”Committee for Internal Control and Corporate Governance”, a subcommittee from among its members, charged with fact-finding and  advising functions. The members of this committee in charge as of the Date of the Information Document were appointed in the meeting of the Board of Directors of Pirelli RE held on 14 April 2008 (Dario Trevisan and William Dale Crist), and in the meeting of 20 April 2009 (Valter Lazzari).

Therefore, as of the Date of the Information Document, the Committee for Internal

Control and Corporate Governance of Pirelli RE is composed of the following members, all of whom are in possession of the legal requisites for independence.

Full Name	Office	Date of appointment
Dario Trevisan	Chairman	14 April 2008
William Dale Crist	Committee Member	14 April 2008
Valter Lazzari	Committee Member	20 April 2009

Remuneration Committee

The Board of  Directors of  Pirelli RE has established the “Remuneration Committee”, a subcommittee from among its members, charged with fact-finding, advising and/or recommending functions. The members of this committee in charge as of the Date of the Information Document were appointed in the meeting of the Board of Directors of Pirelli RE held on 14 April 2008.

Therefore, as of the Date of the Information Document, the Remuneration Committee of Pirelli RE is composed of the following members, all of whom are in possession of the legal requisites for independence.

Full Name	Office	Date of appointment
Claudio Recchi	Chairman	14 April 2008
Reginald Bartholomew	Committee Member	14 April 2008
Carlo Emilio Croce	Committee Member	14 April 2008

Risk Committee

In the meeting held on 28 July 2009, the Board of Directors of Pirelli RE has established the “Risk Committee”, a subcommittee from among its members, charged with fact-finding and advising functions to monitor and manage risks for the Board of Directors. The members of this committee in charge as of the Date of the Information Document were appointed in the meeting of the Board of Directors of Pirelli RE held on 28 July 2009 (Dario Trevisan, Giulio Malfatto and Claudio Recchi) and in the meeting held on 28 May 2010 (Enrico Parazzini).

Therefore, as of the Date of the Information Document, the Risk Committee of Pirelli RE is composed as follows.

Full Name	Office held	Date of appointment
Dario Trevisan	Chairman	28 July 2009
Giulio Malfatto	Committee Member	28 July 2009
Enrico Parazzini	Committee Member	28 May 2010
Claudio Recchi	Committee Member	28 July 2009

The Board of Statutory Auditors

Pursuant to Article 22 of the Pirelli RE By-laws, the Board of Statutory Auditors of Pirelli RE consists of three standing auditors and two alternate auditors, who must satisfy the requirements contained in applicable laws and regulations for such office. The members of the Board of Statutory Auditors and may be re-elected. The Board of Statutory Auditors of Pirelli RE in charge as of the Date of the Information Document was appointed by resolution of the Pirelli RE Shareholders’ Meeting on 19 April 2010 until the date of the Shareholders’ Meeting called to approve the financial statements for the year ending on 31 December 2012.

As of the Date of the Information Document the Board of Statutory Auditors of Pirelli RE is composed as follows.

Full Name	Office	Date of appointment
Enrico Laghi	Chairman	19 April 2010
Roberto Bracchetti	Standing Auditor	19 April 2010
Lelio Fornabaio	Standing Auditor	19 April 2010
Franco Ghiringhelli	Alternate Auditor	19 April 2010
Paola Giudici	Alternate Auditor	19 April 2010

External Auditors

The Pirelli RE Shareholders’ Meeting held on 14 April 2008 appointed Reconta Ernst & Young S.p.A., with registered office in Via Po No. 2, Milan, as external auditors of the Company for the nine-year period 2008—2016.

Direction and coordination activity

As of the Date of the Information Document, Pirelli RE is subject to the direction and coordination activity of Pirelli & C. pursuant to Articles 2497 and following of the Italian Civil Code.

Structure of the share capital

The subscribed and paid-in share capital of Pirelli RE is equal to Euro 420,585,888.50, divided into ordinary shares having a par value of Euro 0.5 each.

The actual composition of the share capital of Pirelli RE is illustrated in the table below.

Category	N°. of Shares	% share capital
Ordinary shares	841,171,777	100

Please see Chapter 2, Paragraph 2.2 of the Information Document for a description of the rights connected to Pirelli RE shares.

2.1.2	Procedures, conditions and timeframe of the Transaction

2.1.2.1	Characteristics of the Transaction

Description of the Transaction

The Transaction is specifically aimed at separating the industrial activities controlled by Pirelli RE from the other businesses performed by the Pirelli Group, in order to focus the industrial activities of the Company in the tyre sector, while also enabling the shareholders of Pirelli & C., who are already indirect investors in the real estate business, to take a direct equity interest in Pirelli RE.

If approved by the Extraordinary Shareholders’ Meeting of Pirelli & C., the Transaction will take place through the assignment to shareholders of Pirelli & C. of nearly all the ordinary shares of Pirelli RE held by the Company, representing approximately 58% of its share capital, to be carried out through a reduction of the share capital for an amount not exceeding Euro 329,620,911.48, corresponding to the value at which the Pirelli RE Stake is accounted for in the Company’s financial statements as of 31 December 2009.

Specifically, the Transaction will be carried out through the proportional assignment of 487,231,561 ordinary Pirelli RE shares held by Pirelli & C. to the shareholders of the Company. The decision not to assign all the Pirelli RE shares held by the Company (487,798,972 shares, corresponding to approximately 58% of the share capital of Pirelli RE) is only due to technical reasons, in order to determine an assignment ratio that does not leave fractions.

The above mentioned reduction of the share capital would also be appropriate to adjust the Company’s share capital to the new operational configuration it will assume after the separation of the industrial activities carried out by Pirelli RE.

The actual amount of the share capital reduction, as more detailed in Paragraph 2.1.2.3 of this Information Document, will be determined as of the date of the Pirelli & C. Extraordinary Shareholders’ Meeting, as the amount equivalent to the value of the Pirelli RE Stake determined on the basis of the official price of Pirelli RE shares on the open stock exchange day preceding the date of the Pirelli & C. Shareholders' Meeting. As explained above, in any event, the amount of the reduction will not exceed the value at which the Pirelli RE Stake is accounted for in the Company’s financial statements as of 31 December 2009 (equal to Euro 329,620,911.48).

Resolutions conditional to the Transaction

The Transaction shall be based on and carried out further to the effectiveness of the resolutions to be taken by the Extraordinary Shareholders’ Meeting of Pirelli & C., called for 14 July 2010 on first call and for 15 July 2010 on second call:

-	the cancellation of the par value of the ordinary and savings shares of the Company, equal to Euro 0.29, which will therefore remain unexpressed should the relevant resolution be approved;

-	the Reverse Stock Split of the ordinary and savings shares of the Company in a ratio of 1 new ordinary or savings share for every 11 Pirelli & C. shares of the relevant category held.

Furthermore, in order to maintain unchanged the characteristics and measures of the rights and the privileges attached to the Company’s savings shares described in Paragraph 2.1.1 of this Information Document, it is also envisaged that the Pirelli & C. Extraordinary Shareholders’ Meeting shall resolve upon some amendments to the  By-laws, replacing any and all the references to par value of the shares with a reference to a fixed amount corresponding to the implied book value of the shares on completion of the cancellation of their par value. In addition, in order to maintain unchanged the right of savings shares to the postponement of participation to losses, it is envisaged an amendment to the corresponding provision in the By-laws to be approved, by establishing that any losses will have no effect on the savings shares, save for the fraction of losses not covered by the other ordinary shares.

It should be noted that, if the Reverse Stock Split is approved, the implied book value of each ordinary and savings share after the Reverse Stock Split will be equal to Euro 3.19, and to balance the Reverse Stock Split transaction, 1 ordinary share and 8 savings shares held by Pirelli & C. will be cancelled, with a subsequent total reduction of the share capital equal to Euro 2.61.

The Transaction will also be preceded by an amendment to Article 5 of the Pirelli & C. Bylaws, to expressly provide the possibility of reducing the share capital by distributing non-cash assets to the shareholders.

For further information on the proposed resolutions to cancel the par value of the Pirelli & C. shares, the Reverse Stock Split and the subsequent amendments to the Company’s By-laws, as well as the further amendments to the By-laws preceding the Transaction, please see the Explanatory Report by the Board of Directors of Pirelli & C. drawn up pursuant to the applicable provisions of Ministerial Decree No. 437 of 5 November 1998 and Article 72, first paragraph of the Issuer Regulations, annexed to this Information Document.

Since the transactions described above do not involve changes to the rights attached to savings shares, they do not require to be submitted for approval to a special meeting of the savings shareholders. Furthermore, the amendments to the By-laws related to such transactions do not grant any right of withdrawal to the shareholders who did not participate to the relevant resolutions.

Authorization for the Increase of the Pirelli Re Share Capital

As of 4 May 2010, the Board of Directors of  Pirelli RE resolved to propose a transaction to increase the share capital pursuant to Article 2443 of the Italian Civil Code, without pre-emptive rights, to the Extraordinary Shareholders’ Meeting of Pirelli RE subsequently called for 15 July 2010 on first call and for 16 July 2010 on second call. Specifically, the Extraordinary Shareholders’ Meetings of Pirelli RE will be called to resolve upon the proposal to grant the Board of Directors of Pirelli RE, pursuant to article 2443 of the Italian Civil Code, the authorization to call for a paid-in capital increase, in tranches and separately, within and not later than one year from the date of the relevant shareholders’ resolution, up to a maximum amount equal to 10% of the existing share capital, and in any event for a maximum amount not exceeding Euro 42,058,588.85, by issuing ordinary shares having par value of Euro 0.5 each, with regular  entitlement, to be subscribed by one or more Italian and/or foreign primary financial and/or industrial investors, with exclusion of the pre-emptive rights pertaining to the shareholders, provided that the issue price corresponds to the market value and that such correspondence is confirmed by a specific report by the external auditors pursuant to Article 2441, fourth paragraph, last sentence, of the Italian Civil Code. In this context, it should be noted that on 3 May 2010, Mediobanca – Banca di Credito Finanziario S.p.A. and UniCredit S.p.A. have confirmed their availability to underwrite a capital increase of  Pirelli RE for a total amount equal to Euro 20,000,000, equally divided between them (Euro 10,000,000 each), on the basis of terms and conditions to be agreed at a later date, even at a time closer to the execution of the Transaction.

Change to the company name of Pirelli RE

The Extraordinary Shareholders’ Meeting of Pirelli RE called for 15 July 2010, on first call and for 16 July 2010 on second call, will also be called to resolve, in addition to the Authorization for the Increase of the Pirelli RE Share Capital, upon the change of the company name from the current “Pirelli & C. Real Estate S.p.A.” to “Prelios S.p.A.”, as proposed by the Board of Directors of Pirelli RE on 28 May 2010. It is provided that the resolution concerning the change to the company name, if approved, will be effective from the Date of Assignment. In case of approval of such resolution, with effectiveness from the Date of Assignment, the brand “PRELIOS” will be sold to Pirelli RE by the Company, under separate agreements between them, against the repayment to the Company by Pirelli RE of the registration costs of such brand incurred by the Company.

2.1.2.2	Terms and conditions for the assignment of the Pirelli RE Stake and effectiveness of the Transaction

As an effect of the Transaction, 487,231,561 ordinary shares of Pirelli RE will be assigned to the shareholders of Pirelli & C. in a ratio of 1 Pirelli RE for each ordinary or savings share of Pirelli & C. held after the Reverse Stock Split (the “Assignment Ratio”).

For the purpose of the application of the Assignment Ratio, the Company’s treasury shares (equal to 3,867,500 ordinary shares and 4,491,769 savings shares as of the Date of the Information Document) will not benefit from the right of assignment they are entitled to, which will be attributed proportionally to the Pirelli & C. shareholders. Moreover, as an effect of the above Assignment Ratio and the number of Pirelli RE shares to be assigned, at the end of the Transaction the Company will remain in possession of 567,411 Pirelli RE ordinary shares, representing approximately 0.1% of the Pirelli RE share capital.

From a procedural perspective, the Transaction will be carried out by a reduction in the share capital of the Company pursuant to Article 2445 of the Italian Civil Code. As explained in Paragraph 2.1.2.1 above, it is expected that the reduction of the share capital of the Company will be resolved after the cancellation of the par value of the Pirelli & C. ordinary and savings shares and their Reverse Stock Split. Therefore, the reduction of the share capital will not involve the cancellation of the Company’s shares, but will only determine a decrease in the relevant implied book value.

Pursuant to Article 2445, third paragraph of the Italian Civil Code, the execution of the Transaction may only take place once a ninety-day period has elapsed since the resolution of the Extraordinary Shareholders’ Meeting of Pirelli & C. was registered in the Companies Register, provided that no creditor of the company prior to such registration has raised any objection to the transaction within such term. Pursuant to Article 2445, fourth paragraph of the Italian Civil Code, if oppositions are filed within this term, the Court may order that the Transaction should still take place if it believes that the detriment to the creditors is unfounded or if the Company has provided a suitable guarantee.

The Pirelli RE shares will be assigned to the entitled shareholders on the first open stock exchange Monday following the expiry of the period of time granted to the Company’s creditors pursuant to Article 2445 of the Italian Civil Code, or any other different day agreed with the competent Authorities; the Date of Assignment will in any event be communicated to the shareholders of Pirelli & C. through a specific press release as well as by means of a notice to be published on the newspaper “Il Sole24Ore”.

The Pirelli RE shares will be assigned to the entitled shareholders through the Monte Titoli S.p.A. centralised management system, in accordance with the procedures and the instructions that will be communicated to the ordinary and savings shareholders of Pirelli & C. with the modalities described above.

As illustrated in Paragraph 2.1.2.1 above and in this Paragraph 2.1.2.2, the conditions for executing the Transaction and the amendments to the By-laws required for it do not imply a change in the rights attached to the shares and, hence, the conditions triggering the right of withdrawal by the Pirelli & C. shareholders who did not participate in the relevant resolutions will not arise.

Moreover, such resolutions do not require to be submitted for approval to a special meeting of the savings shareholders, pursuant to Article 146, paragraph 1, letter b) of Legislative Decree no. 58 of 24 February 1998, as the rights of the savings shareholders are not impaired or prejudiced in any way.

As illustrated above, in fact, on completion of the cancellation of the par value and of the Reverse Stock Split, further to the relevant amendments to the By-laws, the privileges attached to such shares will be adjusted to a fixed value, which will thus be unaffected by the change in the implied book value of the Company’s shares after the reduction of the Company’s share capital.

It should be eventually noted, with respect to stock option plans of the Company named "Pirelli to People" and "Group Senior Executives", that the Reverse Stock Split will determine, under the terms and conditions of such plans, a proportional change in price and shares purchasable, while the reduction of the share capital and, in particular, the repayment to shareholders, will result in a variation of the relevant strike price. Such last variation may be precisely indicated at the Extraordinary Shareholders’ Meeting, since it is subsequent to the amount of the reduction of the share capital.

2.1.2.3	Accounting treatment of the Transaction

In accounting terms, the Transaction represents a distribution of non-cash assets to the shareholders.

The accounting treatment of the Transaction must be carried out within the scope of IFRIC interpretation 17 “Distribution of non-cash assets to owners”, which provides the following:

•
the relevant liability must be accounted as an amount owed to the shareholders, determined on the basis of the fair value of the asset to be assigned to the shareholders against the distribution of the Company’s stake in Pirelli RE and the subsequent capital reduction. Such liabilities must be accounted “when the dividend is adequately authorised and is no longer at the discretion of the entity” and, thus, in the case of the proposed transaction, as of the date of the relevant resolution by the Extraordinary Shareholders’ Meeting;

•
as of the date of the relevant resolution by the Extraordinary Shareholders’ Meeting, the Company must record the relevant liabilities as an amount owed to the shareholders equal to the fair value of the Pirelli RE shares being assigned, determined on the basis of the official market price of the Pirelli RE shares on the open stock exchange day preceding the date of the Shareholders’ Meeting;

•	the stake to be assigned will be classified as “held for sale/distribution” and if necessary aligned to the official trading price on such date, determining a

•	loss in the income statement pursuant to IFRIS 5, should such value be lower than the book value of the stake;

•
as of the date of the actual assignment of the Pirelli RE shares to the shareholders (and, therefore, without prejudice to the provisions of Article 2445, paragraph 4 of the Italian Civil Code, ninety days after registration of the resolution of the shareholders in the Companies’ Register), the Company should re-determine the relevant liability on the basis of the official trading price of the Pirelli RE shares on such date (with a change in net equity as counter entry), recognising in the income statement any positive or negative difference between the net book value of the Pirelli RE shares and their fair value on such date.

2.1.2.4	Tax treatment of the Transaction

Any capital loss that Pirelli & C. might record after the Transaction will not be deductible for the purpose of corporate income tax (IRES) or the regional tax on productive activities (IRAP).

As of 31 December 2009 there was a currency revaluation reserve equal to Euro 32,046,986 in the share capital of Pirelli & C, allocated to the share capital over previous years. From an exclusive tax perspective, reductions of share capital resolved after the allocation to capital of untaxed currency revaluation reserves must be allocated on a priority basis to these reserves, which are considered profits for tax purposes (Article 24, third paragraph  of Law No. 576 of 2 December 1975; Article 8, third paragraph, of Law no. 72 of 19 March 1983).

Therefore, the share capital reduction of Pirelli & C., through the assignment of the Pirelli RE shares, will be considered to be drawn, for an amount equal to Euro 32,046,986, preferentially from the part of the share capital that corresponds to this revaluation reserve and, for the remaining part, whose actual amount will be determined on the Date of Assignment on the basis of the fair value of the Pirelli RE shares, by the other components of the share capital.

The value for tax purposes of the Pirelli RE shares to be assigned to the Pirelli & C. shareholders will be determined as equal to the normal value of the Pirelli RE shares determined, as provided in point 4., letter a) of Article 9 of the ITCL, from the arithmetic mean of the prices of Pirelli RE shares registered in the month preceding the Date of Assignment.

Such normal value of the Pirelli RE shares, for a percentage corresponding to the reduction of the share capital of Pirelli & C. that, for tax purposes,  is considered allocated to the profits reserve described above, will be qualified as a non-cash dividend, which constitutes a taxable income of the shareholders (article 47, subsections 1 and 6, article 89, paragraphs 1 and 4 of the ITCL). Such portion of the normal value of the Pirelli RE shares (which may be estimated, based on the share prices of Pirelli RE shares as of 2 July 2010, as equal to approximately 21% of their normal value), will therefore be subject to taxation according to the ordinary tax rules in force at the moment of assignment and that will depend on the tax status of the individual, the tax rules of the country of residence and other specific attributes of the individual shareholders. Shareholders are invited to verify with their tax advisors the tax regime to which they are subject.

As to the remaining portion of the normal value of the Pirelli RE shares, corresponding to the reduction of the share capital of Pirelli & C. that for tax purposes is allocated to share capital (which may be estimated, on the basis of the share prices of Pirelli RE shares as of 2 July 2010, as equal to approximately 79% of their normal value), the assignment of the Pirelli RE shares to the Pirelli & C. shareholders does not constitute profit from a tax perspective, always provided that the fiscal cost of each Pirelli & C. share is higher than the normal value of the Pirelli RE shares received in assignment according to the Assignment Ratio (Article 47, fifth paragraph of ITCL). In the latter case, therefore, this portion of the normal value of the Pirelli RE shares would be reduced by a sum equal to the fiscally recognised cost of the shareholding owned by each of the Pirelli & C. shareholders.

2.1.3.	Existing relationships between Pirelli & C. and Pirelli RE

As of the Date of the Information Document the following relationships are in force and effective between the Company and Pirelli RE:

Licence of the brand and use of the name “Pirelli”

On 19 February 2001 the Company granted a non-exclusive licence to Pirelli RE to use the “Pirelli” name, the “PIRELLI” brand and logo, as well as any other brand  agreed between the Company and Pirelli RE, which combines the brand “PIRELLI” logo (hereinafter, jointly referred to as the “Brands”) on a worldwide basis in the real estate industry, excluding the facility management activities. Moreover, the Company has granted to Pirelli RE the non-exclusive right to use the name “Pirelli” as a part of its company name. The agreement provides also for the power of Pirelli RE to sub-license the Brands to its subsidiaries, as well as to authorize such subsidiaries to use the name “Pirelli” as a part of their company name.

The agreement, as subsequently amended, among the other things, provides for the right of Pirelli RE and its subsidiaries to sub-licence the “Pirelli” Brand, subject to the prior consent of Pirelli & C., to third parties belonging to the network of franchisee real estate agencies developed by Pirelli RE and its subsidiaries. In case of sub-licence, Pirelli RE is in any event obliged to bind any sub-licensee company (regardless of whether such company is a subsidiary of Pirelli RE or the network of franchisee real estate agencies developed by Pirelli RE and its subsidiaries) with provisions that are substantially in line with those set forth in the licence agreement entered into with Pirelli & C., without prejudice to the fact that Pirelli RE remains liable towards Pirelli & C. for any default by the sub-licensee companies on the obligations contained in the corresponding sub-licence agreement that might damage Pirelli & C. and/or its rights on the Brands.

The licence agreement, which will expire on 31 December 2023 (automatically renewable for one-year terms, unless a notice of termination has been communicated by the interested party upon a sixty-day prior notice), may be early terminated by the Company if, among the other reasons, Pirelli RE ceases to be controlled by Pirelli & C.

Revolving credit line

As of 6 November 2008 the Company and Pirelli Finance S.A. granted Pirelli RE a Euro 750 million revolving credit line, reduced to Euro 150 million attributable to the sole Company as of the Date of the Information Document. The provisions of the relevant agreement, which expires on 16 May 2011, award the lenders the right to the ask for the full repayment of the credit line subject to a seven-working day prior notice, should Pirelli RE cease to fall within the Pirelli Group.

Other relationships

As of the Date of the Information Document other relationships are currently in force concerning the supply of certain services by Pirelli & C. to Pirelli RE for an annual amount equal to approximately Euro 8.7 million, due to administrative services and personnel management for an amount equal to approximately Euro 2.4 million, to information technology services for an amount equal to approximately Euro 4.5 million and to other services associated with staff functions, internal audit, surveillance, risk management, media relation, advertising and marketing for an amount equal to approximately Euro 1.8 million.

*           *           *

For a description of the effects of the Transaction on the relationships described above, please see Chapter 3, Paragraph 3.2 of the Information Document.

2.1.4.	Expected composition of the major shareholding structure of Pirelli & C. and Pirelli RE

Pirelli & C.

The table below shows, on the basis of the communications received and the information available to the Company as of the Date of the Information Document, the shareholdings held by persons who hold, directly or indirectly, shares representing more than 2% the ordinary share capital of Pirelli & C.

	No. of Pirelli & C. ordinary shares	% of the Ordinary Share Capital of Pirelli & C.
MARCO TRONCHETTI PROVERA of which 13,764 (0%) directly and indirectly through:	1,370,735,560	26.19
- Camfin S.p.A.(*) n. sh. 1,369,504,398 (26.17%)
- Cam Partecipazioni S.p.A. – n. sh. 1,217,398 (0.02%)
ASSICURAZIONI GENERALI S.p.A.(*) of which 113,926,593 (2.18%) directly and indirectly through:	287,045,437	5.49
- Ina Assitalia S.p.A. (*) – n. sh. 104,949,245 (2.00%)
- Generali Vie S.A (*) – n. sh. 57,400,000 (1.10%)
- Alleanza Toro Assicurazioni S.p.A – n. sh. 9,888,007(0.19%)
- Intesa Vita S.p.A. – n. sh. 842,952 (0.02%)
- Genertel Life S.p.A. – n. sh. 38,640 (0%)
EDIZIONE S.r.l.(*)	249,756,728	4.77
MEDIOBANCA S.p.A.(*)	241,144,264	4.61
ALLIANZ S.E. of which indirectly through:	236,456,434	4.52
- Allianz S.p.A.(*) – n. sh. 236,391,434 (4.52%)
- Creditras Vita S.p.A. – n. sh. 65,000 (0%)
PREMAFIN FINANZIARIA S.p.A. of which indirectly through:	234,548,202	4.48
- Fondiaria – S.A.I. S.p.A.(*) – n. sh. 233,072,874 (4.45%)
- Milano Assicurazioni S.p.A. – n. sh. 1,325,996 (0.03%)
- Popolare Vita S.p.A. - n. sh. 149,332 (0%)
BLACKROCK INC. As asset manager on behalf of:	105,073,290	2,01
- BlackRock Asset Management Australia LTD. – n. sh. 40,940,087 (0.78%)
- BlackRock Asset Management Japan Limited – n. sh. 40,664,577 (0.78%)
- BlackRock Advisors (UK) Limited – n. sh. 15,909,364 (0.30%)
- BlackRock Institutional Trust Company Na – n. sh. 842,952 (0.14%)
- BlackRock Fund Advisors – n. sh. 112,511 (0%)
- BlackRock Investment Management LLC – n. sh. 80,165 (0%)
- BlackRock Asset Management Canada Limited – n. sh. 73,649 (0%)
- BlackRock Investment Management (Australia) Limited – n. sh. 35,023 (0%)
- other entities for n. 23,644 (0%) shares
 (*) members of the P&C Shareholders’ Agreement.

The execution of the Transaction will not result in any changes to the shareholding structure of Pirelli & C., which will therefore remain unchanged with respect to the current structure, save for the variations depending on the transactions carried out between the Date of the Information Document and the Date of Assignment.

Pirelli RE:

On the basis of the information available to both the Company and the public, as of the Date of the Information Document, Pirelli  & C. is the only Pirelli RE shareholder holding more than 2% of the share capital. In particular, the Company owns 487,798,972 ordinary shares representing approximately 58% of the share capital of Pirelli RE.
The table below shows the ordinary shares of Pirelli RE that, should the Transaction be approved and taking account of the Reverse Stock Split, will be assigned to the shareholders which, on the basis of the communications received and the information available to the Company as of the Date of the Information Document, hold, directly or indirectly, shares representing more than 2% of the ordinary share capital of Pirelli & C.

	N. ordinary shares Pirelli RE	% on Pirelli RE share capital
MARCO TRONCHETTI PROVERA Of which directly n. 1,251 (0%) and indirectly through:	124,612,323	14.81
- Camfin S.p.A. – n. sh. 124,500,399 (14.80%)
- Cam Partecipazioni S.p.A. – n. sh. 110,672 (0.01%)
ASSICURAZIONI GENERALI S.p.A. Of which directly n. 10.356.963 (1,23%) And indirectly through:	26,095,039	3.10
- Ina Assitalia S.p.A – n. sh. 9,540,840 (1.13%)
- Generali Vie S.A. – n. sh. 5,218,181 (0.62%)
- Alleanza Toro Assicurazioni S.p.A. – n. sh. 898,909 (0.11%)
- Intesa Vita S.p.A. – n. sh. 76,632 (0%)
- Genertel Life S.p.A. – n. sh. 3,512 (0%)
EDIZIONE S.r.l.	22,705,157	2.70
MEDIOBANCA S.p.A.	21,922,205	2.61
ALLIANZ S.E. Of which indirectly through:	21,496,039	2.55
- Allianz S.p.A.– n. sh. 21,490,130 (2.55%)
- Creditras Vita S.p.A. – n. sh. 5,909 (0%)
PREMAFIN FINANZIARIA S.p.A. Of which indirectly through:	21,322,563	2.53
- Fondiaria – S.A.I. S.p.A. – n. sh. 21,188,443 (2.52%)
- Milano Assicurazioni S.p.A. – n. sh. 120,545 (0.01%)
- Popolare Vita S.p.A. – n. sh. 13,575 (0%)
BLACKROCK INC. As asset manager on behalf of:	9,552,117	1.14
- BlackRock Asset Management Australia LTD – n. sh. 3,721,826 (0.44%)
- BlackRock Asset Management Japan Limited – n. sh. 3,696,779 (0.44%)
- BlackRock Advisors (UK) Limited – n. sh. 1,446,305 (0.17%)
- BlackRock Institutional Trust Company Na – n. sh. 657,660 (0.08%) %
- BlackRock Fund Advisors – n. sh. 10,228 (0%)%
- BlackRock Investment Management LLC – n. sh. 7,287 (0%)
- BlackRock Asset Management Canada Limited – n. sh. 6,695 (0%)
- BlackRock Investment Management (Australia) Limited – n. sh. 3,183 (0%)
- other entities for n. sh. 2,149 (0%)

It is worth noting that the data in the table above do not take into account the potential transaction to increase the share capital of Pirelli RE that might be resolved by the Board of Directors of Pirelli RE on the basis of the Authorization for the Increase of the

Pirelli RE Share Capital (please see Chapter 2, Paragraph 2.1.2.1 of the Information Document).

Therefore, to the extent of the Company’s knowledge, after the completion of the Transaction, Pirelli RE will no longer be controlled by Pirelli & C. pursuant to article 93 of the CFL, nor it will be further subject to the direction and coordination activity of Pirelli & C.

Moreover, as an effect of the Transaction, no subject will be able to individually exercise control over Pirelli RE pursuant to Article 93 of the CFL.

2.1.5	Effects of the Transaction on the shareholders’ agreements

As of the Date of the Information Document, to the extent of the Company’s knowledge, a shareholders’ agreement is currently in force pursuant to Article 122 of the CFL, with the purpose of ensuring the stability of the shareholding structure of Pirelli & C. as well as a unitary policy in the management of the company (the “P&C Shareholders’ Agreement”); the table below indicates the members of the P&C Shareholders’ Agreement with their relevant shareholdings.

Member	No. of Shares brought	% of total shares brought	% of total Pirelli & C. ordinary shares issued
Camfin S.p.A.	1,063,360,850	43.97	20.32
Mediobanca S.p.A.	241,144,264	9.97	4.61
Edizione S.r.l.	241,135,003	9.97	4.61
Fondiaria - Sai S.p.A.	231,355,374	9.57	4.42
Allianz S.p.A.	230,749,971	9.54	4.41
Assicurazioni Generali S.p.A. (*)	230,749,965	9.54	4.41
Intesa Sanpaolo S.p.A.	84,519,252	3.49	1.62
Massimo Moratti (**)	62,407,310	2.58	1.19
Sinpar S.p.A.	33,168,521	1.37	0.63
Total	2,418,590,510	100	46.22
(*)	of which 57,400,000 shares through Generali Vie S.A. and 82,779,265 shares through Ina Assitalia S.p.A.
(**)	of which 37,420,339 shares through CMC S.p.A. and 13,435,544 shares registered to Istifid S.p.A.

The P&C Shareholders’ Agreement, as extended on 15 January 2010, will be in force until 15 April 2013 and shall be considered tacitly extended every three years, unless withdrawal is exercised in the period comprised between 15 December and 15 January prior to the expiry date. For more information on the P&C Shareholders’ Agreement, please see the relevant summary available on the Company’s website at www.pirelli.com.

To the extent of the Company’s knowledge, the execution of the Transaction will bear no effect on the P&C Shareholders’ Agreement.

To the extent of the Company’s knowledge, as of the Date of the Information Document there are no material shareholders’ agreements on the Pirelli RE shares pursuant to Article 122 of the CFL.

However, it should be noted that also upon specific request of the lending banks financing Pirelli RE, some of the parties to the P&C Block Shares Syndicate, namely Assicurazioni Generali S.p.A., Camfin S.p.A., Edizione S.r.l., Intesa Sanpaolo S.p.A., Massimo Moratti and Mediobanca Banca di Credito Finanziario S.p.A. (the last only for the Pirelli RE shares it will obtain following the Transaction) have expressed their intention to enter into a shareholders’ agreement with aimed at favouring the stability of the shareholding structure of Pirelli RE after the Transaction. UniCredit S.p.A. has also expressed its availability to enter into the aforementioned shareholders’ agreement, bringing in all the Pirelli RE shares it shall hold upon completion of the Transaction, including those obtained from any subscription of the increase of the share capital that shall be resolved by the Board of Directors on the basis of the Authorization for the Increase of the Pirelli RE Share Capital (cf. Chapter 2, Paragraph 2.1.2 of the Information Document).

As already announced to the market, it is expected that, should such capital increase actually be subscribed, the total number of shares involved would be lower than 30% of the share capital of Pirelli RE and, thus, the conditions triggering the obligation to make a tender offer on the Pirelli RE shares would in no case be met.

Eventually, it is expected that no subject will exercise control over Pirelli RE pursuant to article 93 of the CFL after the execution of the above mentioned shareholders’ agreement.

2.2	Description of the assets to be assigned to the shareholders of Pirelli & C

As an effect of the Transaction, a total of 487,231,561 ordinary shares of  Pirelli RE with a par value of Euro 0.5 will be assigned to the shareholders of Pirelli & C. in a ratio of 1 Pirelli RE share for every ordinary or savings share of Pirelli & C. held after the Reverse Stock Split.

The ordinary shares of Pirelli RE are registered and freely transferable. Pursuant to article 6.3 of the By-laws of Pirelli RE, any introduction or removal of restrictions on the circulation of shares does not give a right of withdrawal to those shareholders who did not approve the relevant resolution.

The ordinary shares of Pirelli RE are subject to the dematerialization regime provided by Legislative Decree No. 213 of 24 June 1998, the CFL and the relevant implementing regulations and are included in the centralised management system organized by Monte Titoli S.p.A..

The ordinary shares of Pirelli RE are listed on the MTA with ISIN code IT0003270615.

Pursuant to Article 8 of the Pirelli RE By-laws, every shareholder has the right to one vote at the Shareholders’ Meeting for every share owned.

The ordinary shares of Pirelli RE give the right of option on the newly issued shares, in accordance with the provisions of Article 2441 of the Italian Civil Code. Pursuant to Article 5 of the Pirelli RE By-laws, resolutions to increase share capital against payment may exclude pre-emptive rights for up to ten per cent of the pre-existing share capital, provided that the issue price corresponds to the market value of the shares and that such correspondence is confirmed in a specific report by the external auditors

Pursuant to article 24 of the Pirelli RE Bylaws, the income for the year, after allocation of 5% (five per cent) thereof to the legal reserve until it equals one fifth of share capital, shall be allocated amongst the shareholders in proportion to the shares that they own, unless otherwise decided by the shareholders' meeting.

The ordinary shares of Pirelli RE that will be assigned to the ordinary and savings shareholders of Pirelli & C. shall have regular entitlement.

As ordinary shares listed in a regulated market, the ordinary shares of Pirelli RE are subject to the regulations on tender offers provided by Chapter II, Title II, Part IV of the CFL and by the related implementing regulations.

2.3.	Reasons and purposes of the Transaction

The Transaction occurs within the context of the operating optimisation and rationalisation plan begun by the Company in 2008 and continued throughout 2009, as well as along the strategic path outlined in the Industrial Plan to focus on the core industrial activities in the tyre industry.

The Transaction is specifically aimed at separating the industrial activities controlled by Pirelli RE from the other businesses performed by the Pirelli Group, in order to focus the industrial activities of the Company in the tyre sector, while also enabling the Company’s shareholders, who are already indirect investors in the real estate business, to take a direct equity interest in Pirelli RE.

Under the current corporate structure, in fact, the Pirelli Group is engaged in a broad range of industrial activities, which have already been managed separately by Pirelli & C. and Pirelli RE. The current configuration, on one hand, limits both the strategic flexibility (acquisitions, alliances and partnerships) and the financial flexibility (capital market) of the Pirelli Group, in particular with respect to the tyre business; on the other hand, such configuration is not appreciated by the market, which favours the separation of the activities belonging to different industries. In the light of such characteristics, in its valuation of Pirelli & C. as the holding company, the market applies a significant discount to the value obtained from the sum of the single businesses it controls.

Therefore, the execution of the Transaction would complete the focusing process on the core industrial activities in the tyre sector, allowing Pirelli Tyre – which would reacquire its traditional central role in the Pirelli Group – to access a broader pool of resources to further support the achievement of the development objectives described in the Industrial Plan, such as:

(i)	the increase of its productive capacity in emerging markets, in order to meet the increasing demand with stronger growth perspectives after the crisis,

(ii)	significant investments in research and technology, also through technological partnerships with centres of excellence; and

(iii)	an increase in the distributive penetration in both the Industrial and the Consumer segments.

As to the market profiles, the focus of the Pirelli Group on the tyre industry, by optimising and simplifying the structure of the company, as well as making the economic and financial information on the Pirelli Group more easily accessible, would also have the advantage of further reducing the trading discount applied by analysts and investors in the valuation of Pirelli & C. as a holding company, while at the same time attracting more attention from analysts and institutional investors specialised in the auto motive/tyre industry on Pirelli & C. shares, which should also be able to benefit from greater coverage in both quantitative and qualitative terms.

From a financial perspective, the separation from Pirelli RE would allow the Pirelli Group, and in particular Pirelli Tyre, to benefit from an immediate positive effect on the gross indebtedness of the Pirelli Group, which after the deconsolidation of Pirelli RE would be reduced by a total amount equal to approximately Euro 420 million. The increased borrowing capacity would in fact allow the Company to respond effectively to the current conditions of uncertainty and difficulty in the markets, as well as favour the possibility to catch both internal and external growth opportunities. The reduction of the gross indebtedness would also have the further positive effect of favouring the access conditions to the capital market for the Pirelli Group, with particular reference to the bond market.

Finally, the clear separation of the two industrial activities would improve the market’s comprehension and perception of the specific skills of the Company’s management in the tyre industry.

2.4.	Documents available to the public

A copy of this Information Document, with its related annexes, is available to the public at the registered office of Pirelli & C. in Viale Piero e Alberto Pirelli No. 25, Milan, as well as at the registered office of Borsa Italiana in Piazza Affari No. 2, Milan. This Information Document is also available in electronic format on the Company’s website at www.pirelli.com.

3.           SIGNIFICANT EFFECTS OF THE TRANSACTION

3.1.	Significant effects of the Transaction on Pirelli & C.

As illustrated above under Chapter 2 of the Information Document, the Transaction will determine the separation of the businesses carried out by Pirelli RE from the other businesses managed by the Pirelli Group and, subsequently, the exit of Pirelli RE from the perimeter of the Pirelli Group.

The Transaction, which will complete the plan of focusing the Pirelli Group on its core industrial activities in the tyre industry, will improve the equity and financial structure of the Pirelli Group, leading to a simplification of the Pirelli & C. corporate structure and allowing the industrial strategy and economic and equity data of the Pirelli Group to be understood more easily by the market, with potentially positive impacts in terms of further reduction of the holding discount.

From a financial perspective, the separation from Pirelli RE would allow the Pirelli Group to benefit from an immediate positive effect on the gross indebtedness of the Pirelli Group, which after the deconsolidation of Pirelli RE would be reduced by a total amount equal to approximately Euro 420 million.

The economic and financial effects of the Transaction on Pirelli & C. are more detailed under Chapter 4 of this Information Document below, which should be referred to for further information.

3.2.	Significant effects of the Transaction on Pirelli RE.

Upon completion of the Transaction, the shareholders of Pirelli & C., who are already indirect investors in the real estate business, will take a direct equity interest in Pirelli RE. Further to the Transaction, Pirelli RE will no longer be controlled by any subject pursuant to Article 93 of the CFL and will therefore be contendible, with potential benefits with regard to its valuation. Moreover, Pirelli RE will be no longer subject to coordination and direction activity by Pirelli & C. pursuant to Articles 2497 and following of the Italian Civil Code.

The Transaction may also determine more favourable conditions for the creation of a more flexible platform in view of any future aggregations.

It is worth noting that the Extraordinary Shareholders’ Meeting of Pirelli RE called for 15 July 2010, on first call, and for 16 July 2010, on second call, will also be called on to resolve upon the change in the company name from the current “Pirelli & C. Real Estate S.p.A.” to “Prelios S.p.A.”. It is expected that the resolution on the change of the company name, if approved by the Pirelli RE Shareholders’ Meeting, will be effective from the Date of Assignment.

Furthermore, the Transaction will result in the exit of Pirelli RE and its subsidiaries from the tax consolidation of Pirelli & C. It is foreseen that, if the Transaction is approved, a new tax consolidation will be executed among Pirelli RE and its subsidiaries starting from the current financial year.

Please find below a description of the relationships involving Pirelli RE as of the Date of the Information Document that will be changed further to the execution of the Transaction.

Club Deal

On 31 July 2009 Pirelli RE entered into a loan agreement for an amount equal to Euro 320 million with a pool of banks including Intesa Sanpaolo S.p.A. as agent bank, expiring on 31 July 2012 (club deal); one of the causes of mandatory early repayment of such loan is triggered if Pirelli & C. ceases to hold directly or indirectly at least 34% of the share capital of Pirelli RE, or to be entitled to appoint the majority of the directors of Pirelli RE.

On 30 April 2010 Intesa Sanpaolo S.p.A., in its capacity of agent bank, informed Pirelli RE, also in the name and on behalf of the other banks in the pool, its approval to the Transaction as well as its waiver any claim or right of early repayment of the loan deriving from the change of the shareholding structure of Pirelli RE due to the Transaction; other amendments to the club deal were made at the same time. In particular, it should be noted that the financial covenants imposed, on a consolidated basis, to Pirelli RE in respect of the following matters have been amended in favour of Pirelli RE: (i) maximum level of net financial position; (ii) maximum level of the ratio between net financial position and EBIT; and (iii) maximum level of the ratio between net financial position and shareholders’ equity.

Moreover, Pirelli RE and the lending banks undertook to agree in writing, within [30] days from the completion of the Transaction, upon the amendments to be made to the provisions of the club deal related to mandatory early repayment in the case of change of control, in order to reflect the new shareholding and governance structure of Pirelli RE, it being understood that Camfin S.p.A. must hold at least 12% of the share capital of Pirelli RE. If no agreement on such amendments is reached within the above mentioned term, the lending banks would be entitled to activate the relevant contractual remedies and demand the early repayment of the financed amounts.

Other Pirelli RE loan agreements

The following loan agreements entered into by Pirelli RE include certain change of control clauses that allow the relevant lending banks to withdraw from the agreement (and demand the full repayment of the financed amount) in the event that Pirelli & C. ceases to control Pirelli RE:

-	an agreement entered into with West LB AG as of 7 May 2008 for a revolving credit line in favour of Pirelli RE that expires on 7 May 2011, for an amount equal to Euro 50 million; and

-
     an agreement entered into with UniCredit Corporate Banking S.p.A. on 24 September 2008 (subsequently amended on 28 September 2009) for a credit line in favour of Pirelli RE for a residual amount equal to (i) Euro 25 million from 31 January 2010 to 30 June 2010; and (ii) Euro 15 million from 1st July 2010 to the expiry date on 31 December 2010.

With reference to both the aforementioned credit lines, Pirelli RE has obtained from the lending banks specific waivers for the execution of the Transaction, with an express waiver to their right of withdrawal should Pirelli & C. cease to control Pirelli RE.

In respect of the loan agreement currently in force with UniCredit Corporate Banking S.p.A., it is worth noting that the new agreements provide, in particular, for (i) the extension of the expiry date of the agreement to 28 February 2011; (ii) an undertaking by the parties to agree, within 30 days from the completion of the Transaction, upon a new change of control clause taking into account the new shareholding and governance structure of Pirelli RE, it being understood that Camfin S.p.A. shall hold at least 12% of the share capital of Pirelli RE; and (iii) the right of the bank to accelerate the repayment of the loan for an amount equal to Euro 10,000,000 in case of subscription of capital increase reserved to the same.

If no agreement on the changes as described in point (ii) above is reached within 30 days from the completion of the Transaction, UniCredit Corporate Banking S.p.A. would be entitled to activate the contractual remedies and demand the early repayment of the financed amounts.

Joint venture agreements

As of the Date of the Information Document, all the counterparties of Pirelli RE in real estate joint ventures – whose agreements provide for the activation of investment protection mechanisms in cases of a change of control of Pirelli RE – have agreed not to trigger the aforementioned procedures in relation to the Transaction. In particular, with specific reference to some of the aforementioned joint ventures, it is worth noting the following facts:

-
joint venture with the Morgan Stanley group: the waivers granted in respect of the activation of the relevant contractual remedies by the Morgan Stanley group companies, with which Pirelli RE has existing strategic alliances (Morgan Stanley Special Situations, as well as the funds MSREF III, IV and V), are dependent upon (i) the execution of a shareholders’ agreement with regard to Pirelli RE shares aimed at ensuring the stability of the Pirelli RE shareholding further to the Transaction and (ii) the definition, within 31 December 2010, of new change of control clauses that take into account the new shareholding structure of Pirelli RE as resulting from the Transaction, to be triggered, specifically: (a) if Camfin S.p.A. holds a direct or indirect shareholding lower than 10% of the share capital of Pirelli RE; (b) if the

Chairman of the Board of Directors of Pirelli RE in office as of the Date of the Information Document ceases to be in office; (c) if Camfin S.p.A. ceases to be the relative majority shareholder in the shareholders’ agreement referred to under point (i) above; (d) upon execution of further shareholders’ agreement involving a number of shares representing a percentage of the share capital of Pirelli RE higher than the percentage represented by the shareholders’ agreement referred to under point (i); (e) in case of non-execution of the shareholders’ agreement referred to under point (i) or, if such agreement is executed, in case of termination or annulment, or upon a substantial modification of its membership deemed as a prejudicial event by the companies belonging to the Morgan Stanley group.

-
joint venture with the Deutsche Bank group: the waivers granted by the funds managed by the Deutsche Bank group (RREEF) for the residential and retail businesses in the context of the joint ventures currently in force provide that, after the completion of the Transaction, change of control clauses shall be inserted into the relevant contractual arrangements. Such clauses may be triggered: (i) if Camfin S.p.A. holds a direct or indirect shareholding of less than 10% of the share capital of Pirelli RE; (ii) if the Chairman of the Board of Directors of Pirelli RE in office as of the Date of the Information Document ceases to be in office; or (iii) if Camfin S.p.A. ceases to be the relative majority shareholder in the shareholders’ agreement relating to the Pirelli RE shares, whose purpose is to ensure the stability of the Pirelli RE shareholding structure further to the Transaction;

-
Highstreet Consortium: specific waivers have been granted by the members of the Highstreet consortium, that acknowledged the Transaction by agreeing not to activate the call option on the Pirelli RE Nederland BV. shares to which they were entitled in proportion to their stake.

-
joint venture with Merrill Lynch: even if the current structure of the Transaction does not appear to trigger the change of control mechanisms provided by the agreements in force with Merrill Lynch, as of the Date of the Information Document negotiations are in course with such counterparty in order to generally revise certain outstanding agreements also relating to the change of control provisions (so-called waiver).

Relationships with Pirelli & C.

The Transaction will bear the following effects on the existing relationships between Pirelli & C. and Pirelli RE.

Use of the Brands

Pursuant to separate agreements between Pirelli RE and the Company, to be defined as of the Date of the Informative Document, it is provided that starting from 31 October 2010 or from the Date of Assignment (if later), Pirelli RE and the companies falling within the Pirelli RE Group will cease to use the Brands (as defined in Chapter 2, Paragraph 2.1.3 of the Information Document) in the real estate industry and the name “Pirelli” as part of their company name.

Without prejudice to the above, on the basis of the above mentioned agreements, the Company shall allow that the brands, including the Brands, given under licence by Pirelli RE or its subsidiaries to third parties belonging to the network of franchisee real estate agencies developed by Pirelli RE and its subsidiaries, on the basis of existing franchising agreements, shall continue to be used by such third parties, subject to the terms and conditions provided therein, provided that any use of such Brands shall cease within 31 December 2012 and Pirelli RE shall adopt all the necessary measures to this end. Neither Pirelli Re nor its subsidiaries shall in any case grant new licences on such Brands to third parties other than the current sub-licensees or extend the current licenses pursuant to the existing franchising agreements. Pirelli RE shall in any case be liable towards the Company for any default by the aforementioned third parties with regard to the obligations under the franchising agreements. Please note however that, following the Transaction, some franchisees have expressed an attitude of contrast, with instrumental behaviours that seem to be even non-legally based and therefore not suitable for prejudicial consequences.

The new company name of Pirelli RE, Prelios S.p.A., as well as the “PRELIOS” brand, may be respectively followed by the company name “Pirelli & C. Real Estate S.p.A.” and the brands under the non-exclusive licence agreement dated as of 19 February 2001

(please see Chapter 2, paragraph 2.1.3 of the Information Document), on the terms and conditions to be approved by the Company on a case-by-case basis in respect to each initiative.

Revolving credit line

Also upon indication of the lending banks in the club deal , Pirelli & C. has undertaken to enter into a Euro 150 million revolving credit line with Pirelli RE, subject to the prior cancellation of the corresponding (as of the Date of the Information Document) credit line granted to Pirelli RE in November 2008 (please see Chapter 2, Paragraph 2.1.3 of the Information Document). The new credit line will rank pari passu with the credits of the lending banks in the club deal – thus, the Pirelli & C. loan will no longer be postponed with respect to those of the other creditors of Pirelli RE – and will be governed by market terms and conditions, benefitting from a higher remuneration compared to that of the 2008 credit line.

It is foreseen that the expiry of the above mentioned credit line will be adjusted on the  one of the club deal and therefore it is expected in July 2012 or February 2013 in the event that, upon occurrence of certain circumstances, the expiry of the club deal will be postponed.

The expiry of the credit line may be further postponed (i) until 31 July 2015, if, as of 30 June 2012 or 31 December 2012 (if the expiry of the credit line is postponed to February 2013), Pirelli RE does not achieve certain levels of net consolidated financial position and ratio between the consolidated net financial position and consolidated service EBIT on such dates; or (ii) until 31 July 2017 in the event that Pirelli RE fails to comply with certain financial covenants on a consolidated level provided by the club deal, as revised, in respect of its net consolidated financial position, the ratio between the consolidated net financial position and the consolidated service EBIT and the ratio between the consolidated net financial position and the net shareholders’ equity on certain reference date and periods (please see above) or in the event that, in the period comprised between 31 December 2011 (included) and 30 June 2012, or in the period comprised between 30 June 2012 (included) and 31 December 2012 if the expiry of the credit line is postponed to February 2013, the consolidated net financial position or the ratio between the  consolidated net financial position and the consolidated service EBIT fall below certain thresholds identified in the relevant agreements.

Further relationships with Pirelli & C.

As to the further services provided by Pirelli & C. to Pirelli RE as of the Date of the Information Document (please see Chapter 2, Paragraph 2.1.3), it is expected that the terms and conditions of such relationships will be re-negotiated within the end of the year.

4.	PIRELLI & C. PRO-FORMA CONSOLIDATED BALANCE SHEET, INCOME STATEMENT AND FINANCIAL DATA

4.1	Pro-forma consolidated balance sheet and income statement data of Pirelli & C. as of and for the year ended 31 December 2009

Introduction.

This Chapter illustrates the pro-forma consolidated balance sheet and income statement of Pirelli & C. as of  and for the year ended 31 December 2009 (the “Pro-forma Consolidated Data”), which give retroactive effects of the information relating to the transaction of proportional assignment of 487,231,561 ordinary shares of Pirelli RE held by the Company, corresponding to nearly all the Pirelli RE ordinary shares held by the Company, to the ordinary and savings shareholders of Pirelli & C., as well as to the connected financial transactions, the Transaction will be carried out through a reduction of the share capital of Pirelli & C. pursuant to Article 2445 of the Italian Civil Code, for an amount not higher than Euro 329,620,911.48.

The Pro-forma Consolidated Data have been prepared on the basis of the Pirelli & C. group 2009 consolidated balance sheet, by applying the pro-forma adjustments relating to the Transaction and the connected and subsequent financial transactions, as described below.

The Pirelli & C. group’s 2009 consolidated financial statement have been audited by Reconta Ernst & Young S.p.A., which issued the auditor’s report on 2 April 2010.

The Pro-forma Consolidated Data were obtained by applying suitable pro-forma adjustments to the historical data described above in order to retroactively reflect the significant effects of the Transaction and the relating financial transactions.

In particular, on the basis of the content of the Consob Communication No. DEM/1052803 of 5 July 2001, such effects have been retroactively reflected in the pro-forma consolidated balance sheet as if the Transaction and the relating financial transactions had been carried out on 31 December 2009 and in the pro-forma consolidated income statement as if they had been carried out on 1st January 2009.

In respect of the accounting policies adopted by the Pirelli & C. group for the preparation of the historical data, please refer to the notes to the consolidated financial statements as of and for the year ended 31 December 2009, prepared by Pirelli & C. in accordance with the International Financial Reporting Standards (“IFRS”) as adopted by the European Union.

The pro-forma consolidated balance sheet and income statement are derived from the consolidated financial statement of the Pirelli & C. group consolidated balance sheet as of and for the year ended 31 December 2009 and are presented in condensed form.

The attached Pro-forma Consolidated Data present:

(a)	under the first column, the consolidated balance sheet and the consolidated income statement of the Pirelli & C. Group as of and for the year ended 31 December 2009;

(b)
under the second column, named “Deconsolidation of Pirelli RE Group”, the operating, economical and financial data relating to the Pirelli RE group as of 31 December 2009 and for the 2009 financial year (presented in Chapter 5 of this Information Document), deconsolidated for the purpose of the preparation of the pro-forma related to the Transaction;

(c)
under the third column, named “Adjustments”, the amount of intra-group receivables and payables  between the Pirelli Group and Pirelli RE Group, eliminated from the Pirelli & C. Group consolidated balance sheet as of 31 December 2009; further certain intra-group revenues and expenses that, being connected with some relationships  between Pirelli & C. group and Pirelli RE group are expected to continue after the completion of the Transaction, will continue to affect the income statement of the Pirelli Group.

Eventually, the third column includes the effects relating to the re-negotiation of the credit line currently in force between Pirelli & C. and Pirelli RE.

In order to give a correct interpretation of the information provided by the pro-forma data, the following aspects should be considered:

-	since such representations are based on assumptions, if the Transaction and

-
the relating financial and economical transactions had really taken place on the dates taken as reference for the preparation of the pro-forma data, instead of the actual dates, the historical data would not necessarily be equal to the pro-forma data.

-
the pro-forma data do not reflect perspective data, since they have been drawn up with the purpose to represent solely the effects of the Transaction and the relating financial and economical transactions that can be isolated and objectively measured, without taking into account the potential effects of the changes in the policies of the management and operational decisions subsequent to the execution of the Transaction.

Furthermore, in consideration of the different purposes of the pro-forma data and the historical data, as well as the different methods used to calculate the effects of the Transaction with reference to the balance sheet and the income statement, the Pro-forma Consolidated Data must be read and interpreted separately, without seeking accounting connections between the two statements.

The pro-forma balance sheet and income statement information reported below has been drawn up on the basis of the consolidated financial statements of the Pirelli Group as of and for the year ended 31 December 2009.

CONSOLIDATED BALANCE SHEET Amounts in ‘000 Euro	Financial statements at 31 December 2009 – Historical data	Pro-forma adjustments		Pro Forma Financial Statements at 31 December 2009
		Deconsolidation of Pirelli RE group	Adjustments
Property, plant and equipment	1,727,391	(17,707)		1,709,684
Intangible assets	1,047,474	(164,013)	(32.910)	850,551
Investments in associates and joint ventures	593,237	(458,255)	198	135,180
Other financial assets	228,106	(17,311)	254	211,049
Deferred tax assets	91,164	(28,474)		62,690
Other receivables	557,230	(421,351)		135,879
Tax receivables	9,578			9,578

Non-current assets	4,254,180	(1,107,111)	(32,458)	3,114,611
Inventories	678,977	(96,637)		582,340
Trade receivables	735,792	(146,671)	10,181	599,302
Other receivables	197,144	(64,172)	76,191	209,163
Securities held for trading	161,024	-		161,024
Cash and cash equivalents	632,113	(33,206)		598,907
Tax receivables	41,464	(31,542)	3,519	13,441
Derivative financial instruments	26,567	-		26,567
Current assets	2,473,081	(372,228)	89,891	2,190,744
Total assets	6,727,261	(1,479,339)	57,433	5,305,355

Equity attributable to equity holders	2,175,023	(378,954)	(32,458)	1,763,611
Minority interests	319,648	(284,128)		35,520
Total net equity	2,494,671	(663,082)	(32,458)	1,799,131
Borrowings from banks and other financial institutions	1,505,805	(357,164)		1,148,641
Other payables	34,008	(8,642)		25,366
Provisions for liabilities and charges	167,793	(26,949)		140,844
Deferred tax liabilities	44,000	(1,249)		42,751
Employee benefit obligations	451,880	(15,372)		436,508
Tax payables	10,037	(21)		10,016
Non-current liabilities	2,213,523	(409,397)	-	1,804,126
Borrowings from banks and other financial institutions	289,305	(132,372)	72,445	229,378
Trade payables	987,873	(137,031)	10,181	861,023
Other payables	491,035	(89,389)	3,746	405,392
Provisions for liabilities and charges	130,783	(24,220)		106,563
Tax payables	43,918	(23,007)	3,519	24,430
Derivative financial instruments	76,153	(841)		75,312
Current liabilities	2,019,067	(406,860)	89,891	1,702,098
Total Liabilities and Net Equity	6,727,261	(1,479,339)	57,433	5,305,355

CONSOLIDATED INCOME STATEMENT Amounts in ‘000 Euro
	Financial statements at 31 December 2009 – Historical data	Pro-forma adjustments		Pro Forma Financial statements at 31 December 2009
		Deconsolidation of Pirelli RE group	Adjustments
Revenues from sales and services	4,462,207	(271,714)	8,106	4,198,599
Other income	174,915	(37,412)	13,523	151,026
Changes in inventories of work in process, semi-finished and finished products	(116,921)	7,778		(109,143)
Raw materials and consumables used (net of change in inventories)	(1,399,399)	24,276		(1,375,123)
Personnel costs	(1,053,732)	94,569		(959,163)
Amortisation, depreciation and impairments	(231,455)	11,247		(220,208)
Other expenses	(1,620,896)	207,524	(21,263)	(1,434,365)
Increase in property, plant and equipment from internal work	2,681	-		2,681
Operating income	217,400	36,268	366	254,034
Net income from equity investments	(56,735)	45,138	(62)	(11,659)
- share of net income of associates and joint ventures	(61,160)	61,386	(62)	164
- gains on equity investments	33,424	(15,529)		17.895
- losses on equity investments	(36,700)	81		(36.619)
- dividends	7,701	(800)		6.901
Financial income	372,950	(33,243)	13,091	352,798
Financial expenses	(458,304)	48,823	(8,049)	(417,530)
Net income before income taxes	75,311	96,986	5,346	177,643
Income taxes	(97,897)	7,858		(90,039)
Net income for the period	(22,586)	104,844	5,346	87,604
Attributable to:
Equity holders of the parent company	22,745	60,568	5,346	88,659
Minority interests	(45,331)	44,276	-	(1,055)

4.2	DETAILED PRO-FORMA ADJUSTMENTS

4.2.1	Deconsolidation of the Pirelli RE Group

The column named “Deconsolidation of Pirelli Re Group” represents the consolidated balance sheet of Pirelli RE as of 31 December 2009, deconsolidated from the consolidated balance sheet of Pirelli & C. as of 31 December 2009.

4.2.2	Adjustments

With reference to the pro-forma consolidated balance sheet as of 31 December 2009, the third column, named “Adjustments”, includes receivables and payables related to the  intra-group transactions between Pirelli Group and the Pirelli RE Group which had been eliminated from the Pirelli Group consolidated balance sheet as of 31 December 2009. In particular, the following pro-forma adjustments have been made:

(i)	the increase in the item “Other receivables” for an amount equal to Euro 76,191 thousand.

Such increase includes:

•
the reinstatement of the financial receivables of Pirelli & C. from Pirelli RE, for Euro 72,445 thousand, which had been eliminated, being an intercompany balance, from the consolidated balance sheet of the Pirelli & C. group as of 31 December 2009. The counterbalance of such entry is among the "Current Liabilities" under the heading "Borrowings from banks and other financial institutions”;

•
the reclassification of the Pirelli Group VAT balance of Euro 3,142 thousand, that, as a result of deconsolidation of Pirelli RE group, changes from a negative balance of Euro 451 to a positive balance equal to the amount of the reclassification thereof. The counterbalance of such entry is among the "Current Liabilities" under "Other payables";

•
the increase in the item "Other receivables" and the corresponding item "Other payables" for an amount equal to Euro 604 thousand, due to the reinstatement of the intercompany balances eliminated from the consolidated balance sheet of the Pirelli Group as of 31 December 2009 and that, following the deconsolidation of the Pirelli RE Group, are presented as receivables from third parties.

(ii)	the increase in the item “Trade receivables” and in the corresponding item “Trade payables” for an amount equal to Euro 10,181 thousand. Such adjustment is due to the reinstatement of the intercompany balances eliminated from the consolidated balance sheet of the Pirelli Group as of 31 December 2009 and that, following the deconsolidation of Pirelli RE group, are presented as receivables from third parties;

(iii)
the increase in the item “Tax receivables” for an amount equal to Euro 3,519 thousand  and the corresponding increase in the item “Tax payables” which represent the effect of the relationships between the companies of the Pirelli RE Group and Pirelli & C. prior to the fiscal year 2009, occurred in the context of the tax consolidation of the same parent, which had been eliminated, as intercompany balances, from the Pirelli Group consolidated balance sheet and that have been reinstated for the purpose of the Pro-forma Consolidated Data.

The same column includes the additional pro-forma adjustments for the deconsolidation of the Pirelli RE Group from the consolidated balance sheet of the Pirelli Group as of 31 December 2009, that are illustrated below:

(i)
the write-off of the goodwill allocated to the real estate business for Euro 32,910 thousand, representing the excess between the price paid for the purchase of a minority interest in Pirelli RE in the stock market and the underlying accounting net equity.

(ii)
the increase in the item “Investments in associates and joint ventures” for an amount equal to Euro 198 thousand, to reinstate the value of 33% of the investment owned by Pirelli RE in the company “Centro Servizi Amministrativi Pirelli S.p.A.” and eliminated from the consolidated balance sheet of the Pirelli group as of 31 December 2009 because of consolidation of the subsidiary;

(iii)
the increase in the item “Other financial assets” for Euro 254 thousand, relating to the fair value of the 567,411 Pirelli RE shares that will remain in Pirelli & C.’s possession as a result of the assignment ratio and the number of shares to be assigned. Such shares, classified within the category “financial assets available for sale”, for pro-forma purposes, have been evaluated at the market value as of 3 May 2010, (Euro 0.4472 per share), thus at a date which is prior to the resolution of the Pirelli & C. Board of Directors related to the Transaction.

For the purposes of preparing the pro-forma consolidated income statement for the fiscal year ended as of 31 December 2009, the column named “Adjustment” includes the pro-forma adjustments relating to the income statement effects of the transactions occurred between the Pirelli & C. group and the Pirelli RE group, related to activities that are expected to continue after the Transaction. The income statement effects had been cancelled in the consolidated statements of the Pirelli Group, while they are reinstated in the Pro-Forma Consolidated Data, due to the fact that, following the completion of the Transaction, they will result as if they were realized towards third parties. The aforementioned pro-forma adjustments are illustrated below:

(i)	increase in the item “Revenues” for Euro 8,106 thousand, mostly concerning Internal Audit and administrative services;

(ii)
increase in the item “Other Income” for an amount equal to Euro 13,157 thousand, mostly concerning Information Technology services, lease of areas in owned buildings and revenues related to the utilization of the “Pirelli” brand;

(iii)
increase in the item “Other Income” for Euro 366 thousand, arising from the capital gain realized by Pirelli RE in the fiscal year 2009, as a consequence of the sale of a real estate asset to the parent Pirelli & C.;

(iv)
the increase in the item “Other Expenses” for Euro 21,263 thousand is related to the reinstatement of the expenses incurred by the Pirelli RE group (relating to the Internal Audit, the administrative and the Information Technology services as well as to the lease, described above under numbers (i) and (ii), charged by the Pirelli Group), which had been cancelled in the context of the consolidation of the Pirelli Group, while these expenses are included in the items of the Pirelli RE consolidated income statement being deconsolidated;

(v)	the increase in the item “Financial Income” for an amount equal to Euro 13,091 thousand. Such increase is due:

o
for an amount equal to Euro 8,049 thousand, to interests receivable of the  Pirelli Group from Pirelli RE, accrued within the fiscal year 2009, arising from the financial credit relationship described above;

o
for Euro 5,042 thousand, to the effect produced by the higher financial revenues that would have derived from the increase of the spread applied to the intercompany loan rate (as described in the assumptions below) starting from 1 January 2009;

(vi)
the increase in the item “Financial expenses” for Euro 8,049 thousand related to the reinstatement of the interests payable of Pirelli RE, accrued in the financial year 2009 and related to the intercompany loan described above, towards Pirelli RE  cancelled in the context of the consolidation of the Pirelli Group and included in the consolidated Pirelli RE income statement being deconsolidated;

(vii)
increase in the item “Share of net income of associates and joint ventures” for Euro 62 thousand, related to the reinstatement of  the portion of the consolidated subsidiary “Centro Servizi Amministrativi Pirelli S.p.A.” owned by Pirelli RE, eliminated in the context of the consolidation of the Pirelli RE Group.

The tax effects of the pro forma adjustments previously described, resulting from a higher corporate income tax (IRES) on the increase of the financial income of Euro 5,042 thousand and from a higher taxable IRES and IRAP on the capital gain of Euro 366 thousand, do not determine any pro-form adjustment as they relate to Pirelli & C., whose taxable income as of  31 December 2009 results to be still negative and no deferred tax assets are recognized net operating losses carried forward due to the fact that the relevant conditions for the recognition have not been met.

Overall, the described pro-forma adjustments have resulted in a decrease in the pro-forma consolidated shareholders’ net equity as of 31 December 2009 equal to Euro 695,540 thousand. In accordance with the methodology of preparing the pro-forma data, governed by the Consob Communication No. DEM/1052803 of 5 July 2001, the result deriving from the difference between the fair value of the Pirelli RE shares being assigned (corresponding to the market value) and the equity value of contribution of the Pirelli RE Stake within the consolidated balance sheet,, included the relevant starting up, was not reflected in the pro-forma consolidated income statement, as it is a una tantum component of the Transaction, that falls within the exclusive competence of the fiscal period in which the transaction actually occurs, as illustrated in the paragraph named “Assumptions underlying the preparation of the pro-forma data” below.

Purpose of the presentation of the consolidated pro forma data

The purpose of the presentation of the consolidated pro-forma is to retroactively reflect the significant effects of the Transaction and the relating financial and economic transactions, by applying the appropriate pro-forma adjustments to the consolidated historical data. In particular, as explained above, the effects of the Transaction and the relating economic and financial transactions have been reflected retroactively under the pro-forma consolidated balance sheet as if such transaction had occurred on 31 December 2009, and under the pro-forma consolidated income statement as if the transactions had occurred on 1st January 2009.

Assumptions underlying the preparation of the pro-forma data

The accounting policies adopted in the preparation of the Pro-forma Consolidated data are the same used for drawing up the Pirelli Group consolidated balance sheet as of 31 December  2009, i.e. the IFRS adopted by the European Union.

The pro-forma adjustments described above have been made by adopting the general rule according to which the transactions reported in the balance sheet are assumed as occurred on the date of closing of the reference financial period, while the income statement transactions are assumed as occurring at the beginning of such period. Furthermore, the following specific assumptions have been adopted:

(i)
the rate used for the estimation of the increase in financial income, attributable to the re-negotiation of the credit line in force between Pirelli & C. and Pirelli RE, has been assumed to be equal to Euribor plus a spread in line with the one relating to the club deal loan entered into by Pirelli &C. on 31 July 2010;

(ii)
the tax rate used in calculating the tax effects resulting from the pro-forma adjustments has been assumed to be equal to 27.5% for IRES purposes and to 4.8% for IRAP purposes. As explained above, pro-forma adjustments have not borne any fiscal impact;

(iii)
the companies falling within the Pirelli RE Group, who joined the national tax consolidation of Pirelli & C., following the Transaction are excluded from it and therefore do not participate to it starting from the fiscal year 2009. Accordingly, the consolidated pro-forma balance sheet and the consolidated pro-forma income statement as of and for the year ended 31 December 2009 do not include the intercompany transactions occurring between Pirelli & C. and

Pirelli RE Group in the context of the national tax consolidation for the year 2009.

(iv)
certain transactions between the entities of the Pirelli Group and the entities of the Pirelli RE Group will continue to be carried out with the terms of the agreement now in force, while other agreements will be renegotiated after the Transaction.

It is worth noting that the Transaction will determine an economic result in the Pirelli & C. consolidated balance sheet whose composition will be as follows:

•	the difference between the fair value of the Pirelli RE Stake being assigned (corresponding to the market value) and the book value of the investment at the Date of Assignment;

•	the write-off of the goodwill value recognized in the consolidated balance sheet of Pirelli & C. and allocated to Pirelli RE;

•
the transfer to the income statement of the Pirelli RE profits / losses previously directly posted in the equity of the consolidated balance sheet of  Pirelli & C. relating to Pirelli RE and subject to rotation, as provided by the IFRS principles, as of the Date of Assignment.

4.3.	Consolidated pro-forma data per share

4.3.1	Pirelli & C. pro-forma data per share

The detail of the pro-forma data of the Company as of 31 December 2009 are provided below.

Data per share (in Euro)	Pirelli & C historical data	Pro-forma adjustments	Pirelli & C. Pro-Forma
Net income (losses) for the period	(0,004)	0,021	0,017
Net income attributable to equity holders of the parent company	0,004	0,013	0,017
Equity attributable to equity holders of the Group	0,405	(0,077)	0,328
Net cash flow provided by operations (*)	0,101	0,002	0,103

(*)	As results from the Cash Flow Statement of the Pirelli Group for the year ended 31 December 2009.

The average number of shares used as a basis for calculation was determined by calculating the average number of outstanding shares during 2009, net of the treasury shares held, and is equal to 5,359,547,163.

4.3.2. Significant changes of the Pirelli & C data per share.

The variation of the above illustrated indicators was substantially determined by the  variations compared to historical data, of the profit of the period of the Pirelli Group and equity of Pirelli & C., by the deconsolidation of the group Pirelli RE and the other pro forma adjustments detailed above.

4.4.	report of the external auditors on the pro-forma consolidated balance sheet and income statement data

The report of external auditors Reconta Ernst & Young S.p.A. concerning their review of the pro-forma consolidated balance sheet and income statement data of Pirelli & C., reported in this Information Document, with their opinion on the reasonableness of the basic assumptions used to formulate the pro-forma data, the correct application of the methodology used and the correctness of the accounting principles used to formulate the data, is attached to this Information Document.

5. PIRELLI RE OPERATING AND FINANCIAL DATA

This Chapter illustrates the consolidated balance sheet and income statement of Pirelli RE as of 31 December 2009 and 31 March 2010. Such data and information have been drawn up on the basis of:

-	the consolidated balance sheet of Pirelli RE as of 31 December 2009, drawn up in accordance with the IFRS, subject to external audit by Reconta Ernst & Young S.p.A.;

-	the intermediate financial report of the Pirelli group as of 31 March 2010, not subject to external audit.

For further information on the economic, financial and equity situation of  Pirelli RE and the Pirelli Group, please see the above mentioned documents, available to the public at the Registered Offices of Pirelli RE and on the Pirelli RE website at www.pirellire.com, within the “Investor Relations” section.

5.1.	Consolidated balance sheet, income statement and consolidated statement of comprehensive income of Pirelli RE as of 31 December 2009

The information relating to the financial, economic and equity situation illustrated below are taken from the annual financial report of Pirelli RE as of 31 December 2009.

(i)	Consolidated balance sheet

ASSETS (in thousands of euro)	31.12.2009	31.12.2008
NON-CURRENT ASSETS
Property, plant, and equipment	17,707	22,805
Intangible assets	164,013	160,601
Investments in associates and joint ventures	458,255	357,867
Other financial assets	17,311	96,567
Deferred tax assets	28,474	28,564
Other receivables	421,351	579,049
- of which with related parties	395,220	565,152

Tax receivables	-	68
Total non-current assets	1,107,111	1,245,521
CURRENT ASSETS
Inventories	96,637	93,379
Trade receivables	146,671	181,644
- of which with related parties	89,294	74,095
Other receivables	64,172	82,909
- of which with related parties	21,633	24,649
Cash and cash equivalents	33,206	35,702
Tax receivables	31,542	36,730
- of which with related parties	18,294	20,751
Total current assets	372,228	430,364
TOTAL ASSETS	1,479,339	1,675,885

EQUITY (in thousands of euro)	31.12.2009	31.12.2008
GROUP EQUITY
Share capital	419,991	20,704
Other reserve	118,701	115,675
Retained earnings	218,973	420,298
Net (loss) for the year	(104,296)	(194,985)
Total group equity	653,369	361,692
MINORITY INTERESTS	9,713	4,673
TOTAL EQUITY	663,082	366,365
NON-CURRENT LIABILITIES
Bank borrowings and payables to the other financial institutions	357,164	229,238
Other payables	8,642	30,081
- of which with related parties	2,608	–
Provisions for future risks and expenses	26,949	25,415
Deferred tax provision	1,249	120
Employee benefit obligations	15,372	17,268
Tax payables	21	–
Total non-current liabilities	409,397	302,122
CURRENT LIABILITIES
Bank borrowings and payables to the other financial institutions	132,372	685,384
- of which with related parties	74,784	498,006
Trade payables	137,031	138,980
- of which with related parties	27,354	26,314
Other payables	89,389	86,920
- of which with related parties	15,764	11,556
Provisions for future risks and expenses	24,220	72,231
- of which with related parties	3,279	48,670
Tax payables	23,007	23,619
- of which with related parties	14,756	17,307
Derivative financial instruments	841	264

Total current liabilities	406,860	1,007,398
TOTAL LIABILITIES	816,257	1,309,520
TOTAL LIABILITIES AND EQUITY	1,479,339	1,675,885

(ii)	Consolidated Income Statement

(in thousands of euro)	01.01.2009/ 31.12.2009	01.01.2008/ 31.12.2008
Revenues from sales and services	271,714	365,098
Changes in inventories of work in progress, semi-finished and finished products	(7,778)	(1,629)
Increases of intangible assets due to internal work	–	–
Other income	37,412	48,979
Total operating revenues	301,348	412,448
- of which with related parties	153,285	129,533
- of which non-recurring events	–	17,000
Eaw and consumable materials used (net of change in inventories)	(24,276)	(84,916)
Personnel costs	(94,569)	(158,943)
Depreciation, amortization and impairment	(11,247)	(9,475)
Other costs	(207,524)	(230,351)
Total operating costs	(337,616)	(483,685)
- of which with related parties	(51,038)	(47,856)
- of which non-recurring events	(23,906)	(44,216)
Earnings before interest and tax (EBIT)	(36,268)	(71,237)
Net income from investments of which	(45,138)	(168,486)
- from related parties	(61,363)	(177,019)
- net profit share from investments in associates and joint ventures	(61,386)	(177,019)
- dividends	800	4,576
- gains on investments	15,529	5,584
- losses on investments	(81)	(1,627)
Financial income	33,243	45,137
- of which with related parties	29,960	33,864
Financial expenses	(48,823)	(71,095)
- of which with related parties	(19,333)	(33,252)
Result before income taxes and minority interests	(96,986)	(265,681)
Income taxes	(7,858)	(1,913)
- of which with related parties	742	2,501
Net (loss) from continuing operations	(104,844)	(267,594)
NET INCOME FROM DISCONTINUED OPERATIONS	–	74,628
NET (LOSS) FOR THE YEAR	(104,844)	(192,966)
- attributable to minority interests	(548)	2,019
CONSOLIDATED NET (LOSS) FOR THE YEAR	(104,296)	(194,985)
Earnings/(loss) per share (euro)
Basic

Continuing operations	(0,23)	(6,48)
Discontinued operations	–	1,77
Basic earnings/(loss) per share	(0,23)	(4,71)

(iii)	Consolidated Statement of Comprehensive Income

(in thousands of euro)	01.01.2009/ 31.12.2009	01.01.2008/ 31.12.2008
Result before income taxes and minority interests	(96,986)	(265,681)
Net income (loss) from discontinued operations	–	74,628
Depreciation, amortization and impairment/impairment reversal intangible assets & property, plant & equipment	11,247	11,155
Impairment of receivables	14,981	4,700
Gains/Losses on sale of property, plant and equipment and investment property	(380)	(21)
Gain realized on discontinued operations	–	(71,371)
Net income from investments net of dividends	53,994	196,212
Financial expenses	48,823	75,475
Financial income	(33,243)	(40,097)
Change in inventories	(3,258)	20,912
Change in trade receivables/payables	22,698	23,204
Change in other receivables/payables	(17,488)	(27,774)
Change in derivative financial instruments	–	–
Change in employee benefit obligations and other provisions	(3,865)	45,619
Taxes	(18,894)	13,342
Other changes	13,548	7,109
Net cash flow generated / (absorbed) by operating activities (A)	(8,823)	67,412
Purchase of property, plant and equipment	(2,010)	(7,052)
Disposal of property, plants and equipment	4,228	18,800
Purchase of intangible assets	(15,152)	(7,261)
Disposal of intangible assets	9	93,340
Disposal of investments in subsidiaries	1,137	–
Purchase of investments in associates and joint ventures	(26,456)	(157,087)
Disposal of investments in associates and joint ventures	166	30,841
Purchase of other financial assets	(1,504)	(3,970)
Disposal of other financial assets	18,145	16,211
Net cash flow from disposal of discontinued operations	–	69,600
Disposal of minority interests	26,600	–
Net acquisition/disposal of business combinations	–	(1,338)
Net cash flow generated / (absorbed) by investing activities (B)	5,163	52,084
Change in share capital and share premium reserve	167,411	1,814
Other changes in equity	(17,112)	(3,416)
Change in financial receivables	59,805	(42,865)
Change in financial payables	(193,210)	(40,997)
Financial income	33,243	50,175
Financial expenses	(48,973)	(75,495)

Dividends paid	–	(85,073)
- of which with related parties	–	(48,612)
Net cash flow generated / (absorbed) by financing activities (C)	1,164	(195,857)
Total net cash flow generated / (absorbed) in the period (D = A + B + C)	(2,496)	(76,361)
Cash and cash equivalents + banks overdrafts at the beginning of the period (E)	35,702	112,063
Cash and cash equivalents + banks overdrafts at the end of the period (D + E)	33,206	35,702
of which::
- cash and cash equivalents	33,206	35,702
- bank overdrafts	–	–

5.2.	Pirelli RE interim financial report as of 31 march 2010

The information concerning the financial, economic and equity situation illustrated below are taken from the interim financial report of Pirelli RE as of 31 March 2009.

(i)           Consolidated Balance Sheet

ASSETS (in thousands of euros)	31.03.2010	31.12.2009
NON-CURRENT ASSETS
Property, plant and equipment	16,971	17,707
Intangible assets	163,310	164,013
Investments in associates and joint ventures	462,592	458,255
Other financial assets	18,289	17,311
Deferred tax assets	28,039	28,474
Other receivables	417,343	421,351
Tax receivables	-	-
TOTAL NON-CURRENT ASSETS	1,106,544	1,107,111
CURRENT ASSETS
Inventories	95,880	96,637
Trade receivables	141,449	146,671
Other receivables	78,176	64,172
Cash and cash equivalents	18,275	33,206
Tax receivables	30,466	31,542
TOTAL CURRENT ASSETS	364,246	372,228
TOTAL ASSETS	1,470,790	1,479,339

NET EQUITY (in thousands of euros)	31.03.2010	31.12.2009
GROUP EQUITY
Share capital	419,991	419,991
Other reserves	118,149	118,701
Retained earnings	117,011	218,973
Net income (loss) for the period	408	(104,296)
TOTAL GROUP EQUITY	655,559	653,369
MINORITY INTERESTS	10,460	9,713

TOTAL EQUITY	666,019	663,082
LIABILITIES	31.03.2010	31.12.2009
NON-CURRENT LIABILITIES
Bank borrowing and payables to other financial institutions	374,268	357,164
Other payables	8,680	8,642
Provisions for future risks and expenses	25,792	26,949
Deferred tax provisions	1,495	1,249
Employee benefit obligations	12,267	15,372
Tax payables	-	21
TOTAL NON-CURRENT LIABILITIES	422,502	409,397
CURRENT LIABILITIES
Bank borrowing and payables to other financial institutions	113,116	132,372
Trade payables	127,873	137,031
Other payables	90,129	89,389
Provisions for future risks and expenses	23,728	24,220
Tax payables	26,814	23,007
Derivative financial instruments	609	841
TOTAL CURRENT LIABILITIES	382,269	406,860
TOTAL LIABILITIES	804,771	816,257
TOTAL LIABILITIES AND EQUITY	1,470,790	1,479,339

(ii)           Consolidated Income Statement

(in thousands of euro)	01.01.2010- 31.03.2010	01.01.2009- 31.03.2009
Revenues from sales and services	51,652	53,839
Changes in inventories of work in progress, semi-finished and finished products	560	(451)
Other income	10,272	8,151
TOTAL OPERATING REVENUES	62,484	61,539
Raw and consumable materials used (net of change in inventories)	(1,229)	(281)
Personnel costs	(17,244)	(23,591)
Depreciation, amortization and impairment	(1,213)	(1,723)
Other costs	(38,942)	(38,147)
TOTAL OPERATING COSTS	(58,628)	(63,742)
Earnings before interest and tax (EBIT)	3,856	(2,203)
Net income from investment of which:	(31)	(12,462)
Net profit share from investments in associates and joint ventures	(877)	(12,955)
- dividends	329	247
- gains on investments	582	246
- losses on investments	(65)	-
Financial income	8,425	11,839
Financial expenses	(7,168)	(11,628)

RESULT BEFORE INCOME TAXES AND MINORITY INTERESTS	5,082	(14,454)
Income taxes	(4,101)	(2,139)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	981	(16,593)
NET INCOME (LOSS) FOR THE PERIOD	981	(16,593)
Attributable to minority interests	(573)	765
CONSOLIDATED NET INCOME (LOSS) FOR THE PERIOD	408	(15,828)

 (iii)           Changes in the net shareholders’ consolidated equity

	Share capital	Share premium reserve	Revaluation reserve	Legal reserve	Currency translation reserve	Reserve for fair value measurement of available-for-sale financial assets	Cash flow hedge reserve	Reserve for actuarial gains/ (losses)	Reserve for equity-settled stock options	Reserve for tax on items credited/debited to equity	Other reserves	Retaining earnings / (losses)	Net income/ (loss) for the period	Group equity	Minority interests in equity	Total equity
Equity at 31.12.2009	419,991	158,336	15	4,265	(1,521)	(1,223)	(64,208)	871	6,027	4,051	12,088	218,973	(104,296)	653,369	9,713	663,082
Total other components of income recognized in equity	-	-	-	-	498	419	(1,366)	-	-	(150)	-	-	-	(599)	169	(430)
Allocation of 2009 results	-	-	-	-	-	-	-	-	-	-	-	(104,296)	104,296	-	-	-
Cost of equity transactions	-	-	-	-	-	-	-	-	-	-	45	-	-	45	-	45
Other changes	-	-	-	-	-	-	-	-	-	-	-	2,336	-	2,336	5	2,341
Net income (loss) for the period	-	-	-	-	-	-	-	-	-	-	-	-	408	408	573	981
Equity at 31.03.2010	419,991	158,336	15	4,265	(1,023)	(804)	(65,574)	871	6,027	3,901	12,133	117,013	408	655,559	10,460	666,019

6.  PROSPECTS OF PIRELLI & C. AND THE GROUP IT CONTROLS

6.1	General outline of Pirelli & C. business operations after 31 december 2009

On 4 May 2010 the Board of Directors of Pirelli & C. approved the interim financial report as of 31 March 2010.

Overall, the Pirelli Group ended the first quarter of 2010 with operating indicators that had markedly improved, recording at  31 March 2010 revenues for Euro 1,212.0 million, for an increase of 16.2% compared to the Euro 46.8 million recorded in the first quarter of 2009. Moreover, the operating results of the Group, which totalled Euro 91.7 million, showed an increase of approximately 95.9% compared to the Euro 46.8 million of the corresponding period in 2009, while consolidated net earnings are for Euro 38.9 million, compared to Euro 1.1 million in the first quarter of 2009.

In the tyre industry, in particular, the recovery in volumes already observed in the last months of 2009, has been confirmed over the first three months of 2010 in all geographical business areas as well as in the various sales segments and channels, allowing Pirelli Tyre to end the quarter with revenues up by 19.8% to Euro 1,110 million and net earnings for Euro 95.5 million, with profitability increased of 8.6% from the 6.2% of the first quarter of 2009. Net cash flow from operations has also been clearly better than in the first quarter of 2009, thanks to careful management of  the outstanding capital which almost halved cash absorption compared to the first three months of 2009.

Pirelli Eco Technology, the Group’s company that operates in the sustainable mobility industry, recorded revenues growth of 37% to Euro 19.6 million during the quarter, and an essentially balanced operating result (losses for Euro 0.8 million compared to the loss for Euro 2.8 million of the first quarter of 2009).

Pirelli RE recorded notable improvements in all the principal economic indicators, compared to the same period of 2009, confirming the validity of the business model adopted and the efficiently conducted operations. The net result for the quarter returns to be positive, with earnings for Euro 0.4 million (losses for Euro 15.8 million at March

2009), and the trend in operations over the first quarter confirms all the management and economic-financial targets for the year announced by the Company.

Pirelli Broadband Solutions, the Group’s company that offers broadband services, recorded earnings that were lower than that in the first quarter of 2009, under the impact of the still substantially negative general economic scenario and a fall in demand for products by its main customer. This trend was partially offset by the positive results of the ongoing diversification process to other operators and markets.

The other businesses of the Group – which includes the Pirelli Ambiente companies, PZero S.r.l. (the company that manages the value of the Group’s brands) and the Group’s financial and services companies – registered losses for Euro 7.1 million, compared to losses for Euro 8.2 million registered in the first quarter of 2009.

The consolidated net financial position at 31 March 2010 was negative for Euro 678.4 million, compared to Euro 528.8 million at 31 December 2009. The difference compared to the data at 31 December 2009 is due to the normal seasonal effect of the change in the outstanding capital of the business. So far as the single business industries are concerned, it should be noted that, at 31 March 2010:

-
the net financial position of Pirelli Tyre was negative for Euro 1,122.5 million and, compared to Euro 1,027.3 million at 31 December 2009, shows an increase that, although in a negative seasonal phase, was limited to Euro 95.3 million, thanks to a careful management of the net outstanding capital which almost halved the cash absorbed compared to the first quarter of 2009;

-	the net financial position of Pirelli Eco Technology was negative for Euro 42 million, improving from the Euro 47.2 million reported at 31 December 2009;

-
the net financial position of Pirelli RE was negative for Euro 55.3 million, compared to the Euro 41.3 million reported at 31 December 2009, while the net financial position of Pirelli RE, excluding credits for shareholders’ loans, was negative for Euro 458.6 million, a figure that was substantially the same as the figure at 31 December 2009, equal to Euro 445.8 million;

-	the net financial position of Pirelli Broadband Solutions was positive for Euro 23.6 million, compared to Euro 35.7 million at 31 December 2009.

6.2	Forecasted results for the current year

The Transaction will allow the Pirelli Group to further concentrate on its core business during 2010, to increasingly become a pure tyre company.

In the light of the actions undertaken in order to rationalize and simplify of the corporate structure, and also taking into account the positive trend of Pirelli Tyre in the first quarter, as well as the current market scenario, it is possible to expect the overall consolidated results to be better than those of 2009, in line with the announcement made when the results of the first quarter of 2010 were approved, and always provided that no external elements of an extraordinary nature that at present cannot be foreseen shall occur.

As previously announced to the market, we expect to present the new 2011-2013 three year plan to the financial community by the end of 2010.

*           *           *

For further information on the progress of the business of the Pirelli Group, and on the predicted results for the current year, see the interim report on operations at 31 March 2010, published pursuant to and within the terms of the law, and available on the Company website at www.pirelli.com.

7.  ANNEXES

1.
Reports of the Board of Directors of Pirelli & C., prepared pursuant to the applicable provisions of ministerial decree no. 437 of 5 November 1998 and article 72, subsection one, of the Issuer Regulations, on the proposed resolution for the Extraordinary Meeting of the shareholders of Pirelli & C. called for 14 July 2010, in first call, and for 15 July 2010 in second call.

2.	Report of external auditors Reconta Ernst & Young S.p.A. on the examination of the pro-forma consolidated balance sheet and income statement of Pirelli & C. at 31 December 2009.

DECLARATION OF THE OFFICER RESPONSIBLE FOR PREPARING THE COMPANY ACCOUNTING DOCUMENTS

The undersigned Francesco Tanzi, Director of Finance and Officer responsible for preparing the company accounting documents of Pirelli & C. S.p.A., with registered offices in Viale Piero e Alberto Pirelli, 25, Milan, share capital 1,556,692,865.28 euros fully paid in, tax code, VAT number and Milan Companies Register number 00860340157.

declares

pursuant to subsection 2 of article 154-bis of the Consolidated Finance Law, that the accounting report on Pirelli & C. S.p.A. contained in this Information Document corresponds to the documentary results, books and accounting entries.

Signed Francesco Tanzi
Officer responsible for preparing the company accounting documents

Explanatory report by the Directors pursuant to Ministerial Decree No. 437 of 5 November 1998 and to Article 72, first paragraph, of Consob regulation No. 11971 of 14 May 1999 as subsequently amended

The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States.

The Pirelli & C. Real Estate S.p.A. securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Pirelli & C. Real Estate S.p.A. securities are intended to be made available within the United States in connection with the reorganization pursuant to an exemption from the registration requirements of the Securities Act.

*** *** ***

The business combination described herein relates to the securities of a foreign company. The business combination is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Pirelli & C. Real Estate S.p.A. and Pirelli & C. S.p.A. are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

The materials attached herein may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements may appear in a number of places in the materials attached herein and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and global business, market share, financial results and other aspects of the activities and situation relating to Pirelli & C. Real Estate S.p.A.  Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.  Readers are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of the materials. Pirelli & C. S.p.A. undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of the materials.

Dear Sirs,

We have called this Extraordinary Shareholders’ Meeting to submit to you the following draft resolutions concerning the cancellation of the par value of the ordinary and savings shares of the Company and the reverse stock split on such shares, as well as the amendments to the By-laws consequent to such draft resolutions.

It is worth noting that the proposed amendments to the By-Laws described in this Report do not grant any right of withdrawal to the shareholders who did not participate to the resolutions concerning such amendments.

1.	Cancellation of the par value of the ordinary and savings shares and subsequent amendments to articles 5, 6 and 18 of the Company’s By-Laws; related resolutions

1.1           Proposal to cancel the par value of the shares

Pursuant to Articles 2328 and 2346 of the Italian Civil Code, the share capital of a joint stock company may be represented by shares with no par value. Such provision, introduced in 2003 upon the general reform of corporate law, has no impact on the amount of the share capital and its subdivision into shares. The shares without par value, in fact, maintain an “implicit” book value resulting from the division of the total amount of the share capital by the total number of shares issued (the so-called “implied book value”).

The cancellation of the par value of the shares is a useful tool for organisational simplification and hence offers greater flexibility, in particular with respect to transactions relating to the share capital. The absence of the par value of the shares allows the total share capital to be changed without requiring a change to the number of shares. In the absence of an express par value, in fact, a change to the share capital could result in an implicit change in the implied book value of the shares, without the need, as the case may be, to issue new shares or reduce the number of the already issued shares.

Therefore, we propose to amend Article 5 of the By-laws, by deleting any reference to the par value of the shares, while maintaining unchanged the indication of the total amount of the share capital (equal to Euro 1,556,692,865.28) and the number of ordinary and savings shares into which it is currently divided (a total of 5,367,906,432 shares, of which 5,233,142,003 ordinary shares and 134,764,429 savings shares) and to replace, in Article 18.1, letter b), of the By-laws, the reference to the par value of the shares with a reference to their implied book value (equal to the total amount of the share capital divided by the total number of shares issued).

The cancellation of the par value of the shares also imposes certain further amendments to the By-laws in order to maintain unchanged the characteristics and measures of the rights and the privileges attached to the Company’s savings shares, which are currently based on the par value of such shares. In particular, the savings shares are privileged in relation to:

(i)
the allocation of profits, since (a) an amount equal to seven percent of their par value – (currently equal to Euro 0.29 per share) - is assigned to them on a priority basis compared to the ordinary shares, it being understood that if a dividend of less than seven percent of their par value is awarded to savings shares in a given financial year, the difference shall be computed as an increase to be added to the preference dividend over the subsequent two financial years (Article 18.1, letter a) of the By-laws), and (b) the any profits remaining following the award of the aforementioned dividend to the savings shares shall be distributed amongst all the shares in a way that savings shares shall receive an aggregate dividend which is higher, compared to the dividend awarded to ordinary shares, by an amount corresponding to two percent of their par value;

(ii)	the priority in the repayment of capital up to the entire par value (Article 6.5, first sub-paragraph of the By-laws); and

(iii)
the postponement of their participation to losses, since in the event of a reduction of the share capital due to losses, the par value of savings shares will be reduced only by the amount of the loss that exceeds the total par value of the other shares (Article 6.5, second sub-paragraph of the By-laws)

In order to maintain unchanged the privileges relating to the allocation of profits  and the repayment of capital on completion of the cancellation of the par value, we propose to replace any and all the references to par value with a reference to a fixed amount, based on the current par value of the shares and corresponding to the implied book value of the shares on completion of the cancellation of the par value (Euro 0.29), or, should the reverse stock split provided as second  item on the agenda be approved, on the new implied book value that would result upon completion of the reverse stock split (Euro 3.19). Furthermore, in order to maintain unchanged the right of savings shares to the postponement of participation to losses, it would be appropriate to amend the corresponding provision in the By-laws, by establishing that any losses will have no effect on the savings shares, save for the fraction of losses not covered by the other ordinary shares.

Finally, it should be noted that the resolution to cancel the par value of the shares does not require to be submitted for the approval to a special meeting of the saving shareholders, pursuant to Article 146, paragraph 1, letter b) of Legislative Decree no. 58 of February 24, 1998, as the rights of the savings shareholders are not impaired or prejudiced in any way.

1.2           Proposed resolutions

On the basis of the above, the Board of Directors submits the following proposals of resolution for your approval:

“The Extraordinary Shareholders’ Meeting of Pirelli & C. S.p.A.:

-	having examined the explanatory report of the Board of Directors;

RESOLVES

1)	to cancel the indication of par value of the ordinary and savings shares of the Company, thus leaving their par value unexpressed;

2)
to  amend accordingly the provisions of the By-laws referring to the par value of the shares, also for the purpose of maintaining unchanged the characteristics and measures of the rights and the privileges attached to the savings shares, and to subsequently amend Articles 5, 6 and 18 of the Company’s By-laws as follows:

Article 5
Current Text	Proposed Text
5.1 The Company shall have a subscribed and paid-in share capital of EUR 1,556,692,865.28 (onebillionfivehundredandfiftysixmillions-sixhundredandninetytwothousands- heighthundred-sixtyfivepointtwentyeight) divided into no. 5,367,906,432 (fivebillions- threehundredsixtysevenmillions-ninehundredandsixthousands-fourhundredandthirtytwo) shares with a par value of EUR 0.29 (twentynine cents) each, consisting of5,233,142,003 (fivebillions-twohundredandthirtythreemillions-onehundredandfourtytwothousandsand three) ordinaryshares and134,764,429 (onehundredandthirtyfourmillions-sevenhundred- andsixtyfourthousands-fourhundredandtwentynine) savings shares.

5.2 In resolutions to increase the share capital by issuing shares against payment, pre - emption rights may be excluded for up to a maximum of ten percent of the previously existing capital, provided that the issue price corresponds to the market value of the shares and that this is confirmed in a specific report prepared by the firm appointed to audit the accounts.

5.3 If so resolved by the shareholders’ meeting, the share capital may also be increased by means of contributions in kind or of receivables.

5.4 By resolution of the extraordinary shareholders’ meeting held on May 7, 2003, the directors were authorised to issue, on one or more occasions within April 30, 2008, up to a maximum of 100,000,000 (one hundred million) ordinary shares, to be allocated to executive managers and cadres employed by the Company, by its subsidiaries and by the subsidiaries of the latter, in Italy and abroad, in compliance with article 2441, paragraph 8, of the Italian Civil Code and article 134 of the Legislative Decree no. 58/1998. On February 25, 2005, the Board of Directors resolved, in partial implementation of the authorisation granted to it by the extraordinary shareholders' meeting held on May 7, 2003, to increase the share capital by a maximum nominal amount of EUR 15,725,496.50 by issuing up to 54,225,850 ordinary shares with a par value of EUR 0.29 each, at a price of EUR 0.996 per share, inclusive of a EUR 0.706 share premium, to be reserved for subscription by executive managers and cadres employed by the Company, by its subsidiaries and by the latter’s subsidiaries, in Italy and abroad.

5.1 The Company shall have a subscribed and paid-in share capital of EUR 1,556,692,865.28 (onebillionfivehundredandfiftysixmillions-sixhundredandninetytwothousands- heighthundred-sixtyfivepointtwentyeight) divided into no. 5,367,906,432 (fivebillions- threehundredsixtysevenmillions-ninehundredandsixthousands-fourhundredandthirtytwo) shares ~~with a nominal value of EUR 0.29 (twentynine cents) each~~, without par value, consisting of5,233,142,003 (fivebillions-twohundredandthirtythreemillions-onehundredandfourtytwothousandsand three) ordinarysharesand134,764,429(onehundredandthirtyfourmillions-sevenhundred- andsixtyfourthousands-fourhundredandtwentynine) savings shares.

5.2 In resolutions to increase the share capital by issuing shares against payment, pre- emption rights may be excluded for up to a maximum of ten percent of the previously existing capital, provided that the issue price corresponds to the market value of the shares and that this is confirmed in a specific report prepared by the firm appointed to audit the accounts.

5.3 If so resolved by the shareholders’ meeting, the share capital may also be increased by means of contributions in kind or of receivables.

5.4 By resolution of the extraordinary shareholders’ meeting held on May 7, 2003, the directors were authorised to issue, on one or more occasions within April 30, 2008, up to a maximum of 100,000,000 (one hundred million) ordinary shares, to be allocated to executive managers and cadres employed by the Company, by its subsidiaries and by the subsidiaries of the latter, in Italy and abroad, in compliance with article 2441, paragraph 8, of the Italian Civil Code and article 134 of Legislative Decree no. 58/1998. On February 25, 2005 the Board of Directors resolved, in partial implementation of the authorisation granted to it by the extraordinary shareholders' meeting held on May 7, 2003, to increase the share capital by a maximum ~~nominal amount~~ of EUR 15,725,496.50 by issuing up to 54,225,850 ordinary shares ~~with a nominal value of EUR 0.29 each~~ without par value, at a price of EUR 0.996 per share, ~~inclusive of a~~ of which EUR 0.706 to impute to share premium and EUR 0.29 to impute to capital, to be reserved for subscription by executive managers and cadres employed by the Company, by its subsidiaries and by the latter’s subsidiaries, in Italy and abroad.

Article 6
Current Text	Proposed Text
6.1 The shares are divided into ordinary shares and savings shares.

6.2 Ordinary shares award the right to one vote per share; they may be either registered or bearer shares insofar as the law permits, and in this case may be converted from one type to the other, especially at the shareholder's request and expense.

6.3 Savings shares do not carry voting rights and, unless the law provides otherwise, are bearer shares.

6.4 They may be converted into registered savings shares on request and expense of the shareholder.

6.5 As well as any rights and privileges provided for by the law and in any other parts of these By-laws, savings shares shall have priority in the repayment of the capital up to their entire par value; in the event of a reduction of the share capital due to losses, the par value of saving shares will be reduced only by the amount of the loss that exceeds the total par value of the other shares.

6.6 Savings shares shall retain the rights and privileges contemplated by the law and by these By-laws also in the event that the Company’s ordinary and/or savings shares are delisted.

6.7 In the event of a share capital increase being carried out by issuing shares of only one class, such shares must be offered on option to the holders of all classes of shares.

6.8 In the event of a share capital increase being carried out by issuing both ordinary and savings shares: a) the holders of ordinary shares shall be entitled to receive an option on ordinary shares, and on savings shares to make up for any difference; b) the holders of savings shares shall be entitled to receive an option on savings shares, and on ordinary shares to make up for any difference.

6.9 Any introduction or removal of restrictions on the circulation of shares does not award the right of withdrawal to shareholders who do not take part in the approval of the relating resolution.

6.10 The savings shareholders’ organisation is governed by law and by these By-laws. The expenses related to the organisation of the special savings shareholders’ meetings and the remuneration of the common representatives of savings shareholders shall be borne by the Company.

6.1 The shares are divided into ordinary shares and savings shares.

6.2 Ordinary shares award the right to one vote per share; they may be either registered or bearer shares insofar as the law permits, and in this case may be converted from one type to the other, especially at the shareholder's request and expense.

6.3 Savings shares do not carry voting rights and, unless the law provides otherwise, are bearer shares.

6.4 They may be converted into registered savings shares on request and expense of the shareholder.

6.5 Besides any rights and privileges provided for by the law and in any other parts of these By-laws, savings shares shall have priority in the repayment of the capital up to ~~their entire nominal value~~ 0.29 EUR (twentynine cents) per share~~;~~ In the event of a reduction of the share capital due to losses, the reduction has no effect on ~~nominal value of~~ saving shares ~~will be reduced~~ except for the portion not included in the full extent covered by other shares ~~only by the amount of the loss that exceeds the total nominal value of the other shares.~~

6.6 Savings shares shall retain the rights and privileges contemplated by law and by these By-laws also in the event that the Company’s ordinary and/or savings shares are delisted.

6.7 In the event of a share capital increase being carried out by issuing shares of only one class, such shares must be offered on option to the holders of all classes of shares.

6.8 In the event of a share capital increase being carried out by issuing of both ordinary and savings shares: a) the holders of ordinary shares shall be entitled to receive an option on ordinary shares, and on savings shares to make up for any difference; b) the holders of savings shares shall be entitled to receive an option on savings shares, and on ordinary shares to make up for any difference.

6.9 Any introduction or removal of restrictions on the circulation of shares does not award the right of withdrawal to shareholders who do not take part in the approval of the relating resolution.

6.10 The savings shareholders’ organisation is governed by law and by these By-laws. The expenses related to the organisation of the special savings shareholders meetings and the remuneration of the common representatives of savings shareholders shall be borne by the Company.

Article 18
Current Text	Proposed Text
18.1 Following the mandatory allocations to statutory reserves, the Company’s net year-end profits shall be distributed as follows:
a) savings shares shall be awarded a dividend of seven percent of their par value; if a dividend of less than seven percent of par value is awarded to savings shares in a given financial year, the difference shall be computed as an increase to be added to the preference dividend over the subsequent two financial years; any profits remaining following the award   of the aforementioned dividend to savings shares shall be distributed amongst all the shares in such a way that savings shares shall receive an aggregate dividend which is higher, compared to the dividend awarded to ordinary shares, by an amount corresponding to two percent of their par value;
b) Notwithstanding the foregoing provisions regarding the aggregate higher dividends awarded to savings shares, ordinary shares shall be awarded a dividend corresponding to a maximum of five percent of their par value.
18.2 The remaining profits shall be distributed amongst all the shares, in addition to the allocations contemplated in the foregoing points a) and b), unless the shareholders’ meeting, upon proposal of the Board of Directors, resolves to make special allocations to extraordinary reserves or for other uses, or decides to carry some of such profits forward to the next year.
18.3 Should reserves be distributed, savings shares shall be awarded the same rights as other shares.
18.4 Interim dividends may be distributed in compliance with the law.

18.1 Following the mandatory allocations to statutory reserves, the Company’s net year-end profits shall be distributed as follows:
a) savings shares shall be awarded a dividend of seven percent of 0.29 EUR (twentynine cents); ~~their nominal value;~~ if a dividend of less than seven percent of 0.29 EUR (twentynine cents) ~~nominal value~~ is awarded to savings shares in a given financial year, the difference shall be computed as an increase to be added to the preference dividend over the subsequent two financial years; any profits remaining following the award of the aforementioned dividend to savings shares shall  be distributed amongst all the shares in such a  way that savings shares shall receive an aggregate dividend which is higher, compared to the dividend awarded to ordinary shares, by an  amount corresponding to two percent of 0.29 EUR (twentynine cents~~) their nominal value~~;
b) Notwithstanding the foregoing provisions regarding the aggregate higher dividends awarded to savings shares, ordinary shares shall be awarded a dividend corresponding to a maximum of five percent of their ~~nominal value~~ implied book value (i.e., the ratio between overall share capital and number of issued shares).
18.2 The remaining profits shall be distributed amongst all the shares, in addition to the allocations contemplated in the foregoing points a) and b), unless the shareholders’ meeting, upon proposal of the Board of Directors, resolves to make special allocations to extraordinary reserves or for other uses, or decides to carry some of such profits forward to the next year.
18.3 Should reserves be distributed, savings shares shall be awarded the same rights as other shares.
18.4 Interim dividends may be distributed in compliance with the law.

3)
to grant the Board of Directors – and the Chairman and Deputy Chairmen on its behalf, severally – any and all the powers necessary to implement the above resolutions and to accomplish all acts and/or formalities necessary to ensure that said (resolutions) are entered in the Companies’ Register, by accepting and introducing any formal and non-substantial amendments, supplements or deletions that may be required by the competent Authorities”.

2.
Reverse stock split of the ordinary and savings shares of the company in a ratio of 1 new ordinary share for every 11 ordinary shares and 1 new savings share for every 11 savings shares held, after cancelation of the minimum number of ordinary and savings shares necessary to permit the full balancing of the transaction, with a consequent reduction of the share capital; subsequent amendments to articles 5, 6 and 18 of the By-laws; related resolutions.

2.1           Proposed reverse stock split

A reverse stock split, with the consequent reduction of the number of outstanding shares, would simplify the administrative management of the shares in the interest of the shareholders and could favour the liquidity of market trading, making the unit value of the shares easier to read to the benefit of investors, in line with other listed shares in the tyre industry, avoiding any perception of the Company’s shares as “penny stock”.

The proposed transaction is a reverse stock split in a ratio of 1 new ordinary share for every 11 ordinary shares held and 1 new savings share for every 11 savings shares held, so that as a consequence of the reverse split, the total number of ordinary shares will be reduced to 475,740,182 and the total number of savings shares will be reduced to 12,251,311.

The effectiveness of the reverse stock split will be subordinated to the registration in the Companies’ Register of the resolution to cancel the par value of the Company’s shares. Therefore, after the execution of the proposed transaction, the implied book value of each ordinary and savings share post- reverse stock split will be equal to Euro 3.19. Subject to the effectiveness of the resolution to cancel the par value of the Company’s shares, the reverse stock split will start on a day to be determined together with the competent Authorities, and in particular with Borsa Italiana S.p.A, currently expected to occur before the end of July 2010.

The reverse stock split will be carried out pursuant to the applicable regulations by authorised intermediaries participating to the centralised management system administered by Monte Titoli S.p.A., with no charge to the shareholders.

In order to facilitate the reverse stock split for the individual shareholders and to manage any remainders that may arise from the transaction, a service for the treatment of any fractions of shares that cannot be reverse split will be made available to the shareholders through the intermediaries participating in Monte Titoli S.p.A., on the basis of the official trading prices and with no additional costs, charges or fees imposed on the shareholders.

In the context of the reverse stock split transaction it will also be necessary to cancel 1 ordinary share and 8 savings shares to fully balance the transaction. For this purpose, Pirelli & C will use the treasury shares held in its portfolio as of the date of this Report, thus permitting 1 of the ordinary shares and 8 of the savings shares it holds to be cancelled, with a subsequent total reduction of the share capital equal to Euro 2.61.

Finally, it should be noted that in respect of the stock option plans named “Pirelli to People” and “Group Senior Executives”, pursuant to the terms and conditions of these plans the reverse stock split transaction will result, , in a proportional change in the price of the shares that may be purchased.

If approved, the reverse stock split proposal will require the amendments to Article 5 of the Company’s By-laws indicated in paragraph 2.2 below, which take into account the number of outstanding shares after the transaction; please note that the texts indicated therein include the amendments made to the aforementioned article as a result of the approval of the proposed resolution referred to in paragraph 1 of this Report, concerning the cancellation of the par value of the shares.

Furthermore, in order to maintain unchanged the rights attached to the savings shares, we propose to amend Articles 6 and 18 of the Company’s By-laws indicated in paragraph 2.2 below; such amendments take into account the implied book value of each ordinary and saving share after the reverse stock split (Euro 3.19), having regard to the proposed resolution referred to in paragraph 1 above concerning the cancellation of the par value of the shares.

It should be noted that the resolution concerning the reverse stock split does not require to be submitted for approval to a special meeting of the savings shareholders, pursuant to Article 146, paragraph 1, letter b) of Legislative Decree no. 58 of 24 February1998 as the rights of the savings shareholders are not impaired or prejudiced in any way.

2.2           Proposed resolutions

On the basis of the above, the Board of Directors submits the following proposals of resolution for your approval:

“The Extraordinary Shareholders’ Meeting of Pirelli & C. S.p.A.:

-	having examined the explanatory report of the Board of Directors;

-	subject to the effectiveness of the resolution referred to in the first paragraph of the agenda of this Extraordinary Shareholders’ Meeting

RESOLVES

1)
to approve the reverse stock split the outstanding ordinary and savings shares on the basis of the following ratio: (i) 1 new ordinary share without par value, with regular entitlement, for every 11 ordinary shares of Pirelli & C S.p.A. held, and (ii) 1 new savings share without par value, with regular entitlement, for every 11 savings shares of Pirelli & C S.p.A. held, subject to the cancellation, solely for the purpose of the overall balance of the transaction, of 1 ordinary share and 8 savings shares held by Pirelli & C with a corresponding reduction of Euro 2.61 in the share capital;

2)
to amend accordingly Article 5 and, for the purpose of maintaining unchanged the characteristics and the measures of the rights attached to the savings shares, Articles 5, 6 and 18 of the Company’s By-laws as follows:

Article 5
Current Text (*)	Proposed Text
5.1 The Company shall have a subscribed and paid-in share capital of EUR 1,556,692,865.28 (onebillionfivehundredandfiftysixmillions-sixhundredandninetytwothousands- heighthundred-sixtyfivepointtwentyeight) divided into no. 5,367,906,432 (fivebillions- threehundredsixtysevenmillions-ninehundredandsixthousands-fourhundredandthirtytwo) shares, without par value, consisting of5,233,142,003

5.1 The Company shall have a subscribed and paid-in share capital of EUR 1,556,692,862.67~~65.28~~ (onebillionfivehundredandfiftysixmillions-sixhundredandninetytwothousandsheighthundredsixtytwopointsixtyseven) divided into no. ~~5,367,906,432~~ 487,991,493 (~~fivebillionsthreehundredsixtysevenmillions-~~
 ~~ninehundredandsixthousands~~-~~fourhundredandthirtytwo~~fourhundredeightyse venmillionninehundredninetyonethousandfourhundredninetythree)

(fivebillions-twohundredandthirtythreemillions-onehundredandfourtytwothousandsand three) ordinarysharesand134,764,429(onehundredandthirtyfourmillions-sevenhundred- andsixtyfourthousands-fourhundredandtwentynine) savings shares.

5.2 In resolutions to increase the share capital by issuing shares against payment, pre- emption rights may be excluded for up to a maximum of ten percent of the previously existing capital, provided that the issue price corresponds to the market value of the shares and that this is confirmed in a specific report prepared by the firm appointed to audit the accounts.

5.3 If so resolved by the shareholders’ meeting, the share capital may also be increased by means of contributions in kind or of receivables.

5.4 By resolution of the extraordinary shareholders’ meeting held on May 7, 2003, the directors were authorised to issue, on one or more occasions within April 30, 2008, up to a maximum of 100,000,000 (one hundred million) ordinary shares, to be allocated to executive managers and cadres employed by the Company, by its subsidiaries and by the subsidiaries of the latter, in Italy and abroad, in compliance with article 2441, paragraph 8, of the Italian Civil Code and article 134 of Legislative Decree no. 58/1998. On February 25, 2005 the Board of Directors resolved, in partial implementation of the authorisation granted to it by the extraordinary shareholders' meeting held on May 7, 2003, to increase the share capital by a maximum of EUR 15,725,496.50 by issuing up to 54,225,850 ordinary shares without par value, at a price of EUR 0.996 per share, of which EUR 0.706 to impute to share premium and EUR 0.29 to impute to capital, to be reserved for subscription by executive managers and cadresemployed by the Company, by its subsidiaries and by the latter’s subsidiaries, in Italy and abroad.

shares without par value consisting of ~~5,233,142,003~~ 475,740,182  (~~fivebillions-twohundredandthirtythreemillions-onehundredandfourtytwothousandsand three~~fourhundredseventyfivemillionsevenhundredfortythousandonehundredeighty) ordinary shares and ~~134,764,429~~   12,251,311 (~~onehundredandthirtyfourmillions-sevenhundredandsixtyfourthousands-fourhundredandtwentynine~~twelvemilliontwohundredfifty onethousandthreehundredeleven) savings shares

5.2 In resolutions to increase the share capital by issuing shares against payment, pre- emption rights may be excluded for up to a maximum of ten percent of the previously existing capital, provided that the issue price corresponds to the market value of the shares and that this is confirmed in a specific report prepared by the firm appointed to audit the accounts.

5.3 If so resolved by the shareholders’ meeting, the share capital may also be increased by means of contributions in kind or of receivables.

5.4 By resolution of the extraordinary shareholders’ meeting held on May 7, 2003, the directors were authorised to issue, on one or more occasions within April 30, 2008, up to a maximum of 100,000,000 (one hundred million) ordinary shares, to be allocated to executive managers and cadres employed by the Company, by its subsidiaries and by the subsidiaries of the latter, in Italy and abroad, in compliance with article 2441, paragraph 8, of the Italian Civil Code and article 134 of Legislative Decree no. 58/1998. On February 25, 2005 the Board of Directors resolved, in partial implementation of the authorisation granted to it by the extraordinary shareholders' meeting held on May 7, 2003, to increase the share capital by a maximum nominal amount of EUR 15,725,496.50, re-determined as 15,725,494.18 after the reverse stock split grouping the shares in a ratio of 1 new share for every 11 ordinary or savings shares held, resolved by the extraordinary shareholders’ meeting held on July [●] 2010, by issuing, always taking account of the said reverse stock split, up to ~~54,225,850~~ 4,929,622 ordinary shares without par value, at a price of EUR ~~0.996~~ 10.956 per share, inclusive of a EUR ~~0.706~~ 7.766 share premium and EUR ~~0.29~~ 3.19 to impute to capital, to be reserved for subscription by executive managers and cadres employed by the Company, by its subsidiaries and by the latter’s subsidiaries, in Italy and abroad.

(*) Resulting text in case the proposed resolution concerning the first point on the agenda is approved.

Article 6
Current Text (*)	Proposed Text
6.1 The shares are divided into ordinary shares and savings shares.

6.2 Ordinary shares award the right to one vote per share; they may be either registered or bearer shares insofar as the law permits, and in this case may be converted from one type to the other, especially at the shareholder's request and expense.

6.3 Savings shares do not carry voting rights and, unless the law provides otherwise, are bearer shares.

6.4 They may be converted into registered shares on request and expense of the shareholder.

6.5 As well as any rights and privileges provided for by law and in other parts of these By- laws, savings shares shall have priority in the repayment of the capital up to 0.29 EUR (twentynine cents) per share~~.~~ In the event of a reduction of the share capital due to losses, the reduction has no effect on saving shares except for the portion not included in the full extent covered by other shares.

6.6 Savings shares shall retain the rights and privileges contemplated by law and by these By- laws also in the event that the Company’s ordinary and/or savings shares are delisted.

6.7 In the event of a share capital increase being carried out by issuing shares of only one class, such shares must be offered on option to the holders of all classes of shares.

6.8 In the event of a share capital increase being carried out by issuing of both ordinary and savings shares: a) the holders of ordinary shares shall be entitled to receive an option on ordinary shares, and on savings shares to make up any difference; b) the holders of savings shares shall be entitled to receive an option on savings shares, and on ordinary shares to make up any difference.

6.9 Any introduction or removal of restrictions on the circulation of shares does not award the right of withdrawal to shareholders who do not take part in the approval of the relating resolution.

6.10 The savings shareholders’ organisation is governed by law and by these By-laws. The expenses related to the organisation of the special savings shareholders meetings and the remuneration of the common representatives of savings shareholders shall be borne by the Company.

6.1 The shares are divided into ordinary shares and savings shares.

6.2 Ordinary shares award the right to one vote per share; they may be either registered or bearer shares insofar as the law permits, and in this case may be converted from one type to the other, especially at the shareholder's request and expense.

6.3 Savings shares do not carry voting rights and, unless the law provides otherwise, are bearer shares.

6.4 They may be converted into registered shares on request and expense of the shareholder.

6.5 As well as any rights and privileges provided for by law and in other parts of these By- laws, savings shares shall have priority in the repayment of the capital up to 3.19 (threepointnineteen) ~~0.29 EUR (twentynine cents).~~ In the event of a reduction of the share capital due to losses, the reduction has no effect on saving shares except for the portion not included in the full extent covered by other shares.

6.6 Savings shares shall retain the rights and privileges contemplated by law and by these By-laws also in the event that the Company’s ordinary and/or savings shares are delisted.

6.7 In the event of a share capital increase being carried out by issuing shares of only one class, such shares must be offered on option to the holders of all classes of shares.

6.8 In the event of a share capital increase being carried out by issuing of both ordinary and savings shares: a) the holders of ordinary shares shall be entitled to receive an option on ordinary shares, and on savings shares to make up any difference; b) the holders of savings shares shall be entitled to receive an option on savings shares, and on ordinary shares to make up any difference.

6.9 Any introduction or removal of restrictions on the circulation of shares does not award the right of withdrawal to shareholders who do not take part in the approval of the relating resolution.

6.10 The savings shareholders’ organisation is governed by law and by these Bylaws. The expenses related to the organisation of the special savings shareholders meetings and the remuneration of the common representatives of savings shareholders shall be borne by the Company.

(*) Resulting text in case the proposed resolution concerning the first point on the agenda is approved.

Article 18
Current Text (*)	Proposed Text
18.1 Following the mandatory allocations to statutory reserves, the Company’s net year-end profits shall be distributed as follows:
a) savings shares shall be awarded a dividend of seven percent of 0.29 EUR (twentynine cents); if a dividend of less than seven percent of 0.29 EUR (twentynine cents) is awarded to savings shares in a given financial year, the difference shall be computed as an increase to be added to the preference dividend over the subsequent two financial years; any profits remaining following the award of the aforementioned dividend to savings shares shall  be distributed amongst all the shares in such a  way that savings shares shall receive an aggregate dividend which is higher, compared to the dividend awarded to ordinary shares, by an  amount corresponding to two percent of 0.29 EUR (twentynine cents);
b) Notwithstanding the foregoing provisions regarding the aggregate higher dividends awarded to savings shares, ordinary shares shall be awarded a dividend corresponding to a maximum of five percent of their implied book value (i.e., the ratio between overall share capital and number of issued shares).

18.2 The remaining profits shall be distributed amongst all the shares, in addition to the allocations contemplated in the foregoing points a) and b), unless the shareholders’ meeting, on the proposal of the Board of Directors, resolves to make special allocations to extraordinary reserves or for other uses, or decides to carry some of such profits forward to the next year.

18.3 Should reserves be distributed, savings shares shall be awarded the same rights as other shares.

18.4 Interim dividends may be distributed in compliance with the law.

18.1 Following the mandatory allocations to statutory reserves, the Company’s net year-end profits shall be distributed as follows:
a) savings shares shall be awarded a dividend of seven percent of 3.19 (threepointnineteen) ~~0.29 EUR (twentynine cents)~~; if a dividend of less than seven percent of 3.19 (threepointnineteen)  ~~0.29 EUR (twentynine cents)~~ is awarded to savings shares in a given financial year, the difference shall be computed as an increase to be added to the preference dividend over the subsequent two financial years; any profits remaining following the award of the aforementioned dividend to savings shares shall  be distributed amongst all the shares in such a  way that savings shares shall receive an aggregate dividend which is higher, compared to the dividend awarded to ordinary shares, by an  amount corresponding to two percent of 3.19 (threepointnineteen) ~~0.29 EUR (twentynine cents)~~;
b) Notwithstanding the foregoing provisions regarding the aggregate higher dividends awarded to savings shares, ordinary shares shall be awarded a dividend corresponding to a maximum of five percent of their implied book value (i.e., the ratio between overall share capital and number of issued shares).

18.2 The remaining profits shall be distributed amongst all the shares, in addition to the allocations contemplated in the foregoing points a) and b), unless the shareholders’ meeting, on the proposal of the Board of Directors, resolves to make special allocations to extraordinary reserves or for other uses, or decides to carry some of such profits forward to the next year.

18.3 Should reserves be distributed, savings shares shall be awarded the same rights as other shares.

18.4 Interim dividends may be distributed in compliance with the law.

(*) Resulting text in case the proposed resolution concerning the first point on the agenda is approved.

3)
to grant the Board of Directors – and the Chairman and Deputy Chairmen on its behalf, severally – any and all the powers necessary to implement the above resolutions and to accomplish all acts and/or formalities necessary to ensure that said (resolutions) are entered in the Companies’ Register, accepting and introducing any formal and non-substantial amendments, supplements or deletions that may be required by the competent Authorities, establishing, also in concert with such authorities, the modalities, the timing and the procedures of the reverse stock split”.

The Board of Directors

Milan, 4 May 2010

Explanatory report by the Directors pursuant to Ministerial Decree No. 437 of  5 November 1998 and to Article 72, first paragraph, of Consob Regulation No. 11971 of  14 May 1999 as subsequently amended

The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States.

The Pirelli & C. Real Estate S.p.A. securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Pirelli & C. Real Estate S.p.A. securities are intended to be made available within the United States in connection with the reorganization pursuant to an exemption from the registration requirements of the Securities Act.

*** *** ***

The business combination described herein relates to the securities of a foreign company. The business combination is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Pirelli & C. Real Estate S.p.A. and Pirelli & C. S.p.A. are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

The materials attached herein may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements may appear in a number of places in the materials attached herein and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and global business, market share, financial results and other aspects of the activities and situation relating to Pirelli & C. Real Estate S.p.A.  Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.  Readers are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of the materials. Pirelli & C. S.p.A. undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of the materials.

Voluntary reduction of the share capital for an amount no higher than Euro 329,620,911.48, pursuant to article 2445 of the Italian civil code, to be carried out through the proportional assignment of n. 487,231,561 ordinary shares of Pirelli & C. Real Estate S.p.A. held by the company to the current ordinary and savings shareholders of the Company; preliminary and subsequent amendments to Article 5 of the by-laws; related resolutions.

Dear Sirs,

the transaction submitted to your approval involves the voluntary reduction of the share capital of Pirelli & C. S.p.A. (hereafter “Pirelli & C.” or the “Company”) for an amount no higher than Euro 329,620,911.48, pursuant to Article 2445 of the Italian Civil Code, to be carried out through the assignment of 487,231,561 ordinary shares of Pirelli & C. Real Estate S.p.A. (hereafter “Pirelli RE”), representing nearly all the Pirelli RE ordinary shares held by the Company, to the current ordinary and savings of Pirelli & C. shares in proportion to their shareholding in the share capital of the Company.

On a preliminary basis, you should note that:

the Extraordinary Shareholders’ Meeting of Pirelli & C., called on 14 July 14 2010 on first call and on 15f July 2010 on second call, shall  resolve upon the following matters, as respectively first and second items on the relevant agenda:

(i)	the cancellation of the par value of the ordinary and savings shares of the Company;

(ii)
the reverse stock split grouping the ordinary and savings shares of the Company in a ratio of 1 new ordinary or savings share, with no par value, with regular entitlement, for every 11 Pirelli & C. ordinary or savings shares held, and

(iii)	the amendments to the By-laws subsequent to the resolutions proposed under (i) and (ii) above.

For more details on the proposed resolutions referred to under the preceding points, see the Explanatory Report available to the public in accordance with the legal timeframe and terms.

The resolution to reduce the share capital through the assignment of the Pirelli RE shares held by Pirelli & C. to the ordinary and savings shareholders of Pirelli & C., as outlined by this Report, if approved by the Extraordinary Shareholders’ Meeting, shall be based on and carried out further to the effectiveness of the resolutions adopted by the Extraordinary Shareholders’ Meeting of Pirelli & C. under (i), (ii) and (iii) above, and, therefore, further to the cancellation of the par value of the ordinary and savings shares of the Company and the reverse stock split.

1.	THE PROPOSAL OF VOLUNTARY REDUCTION OF THE SHARE CAPITAL AND ITS RELEVANT UNDERLYING REASONS

Strategic reasons

The assignment of Pirelli RE shares to the ordinary and savings shareholders of the Company occurs within the context of the operating optimisation and rationalisation plan begun in 2008 and continued throughout 2009, as well as along the strategic path outlined in the three-year industrial plan for 2009-2011 and focused on the core industrial activities in the tyre industry.

This transaction is specifically aimed at separating the industrial activities controlled by Pirelli RE from the other businesses performed by the Pirelli Group, in order to focus the industrial activities of the Company in the tyre sector, while also enabling the Company’s shareholders, who are already indirect investors in the Real Estate business, to take a direct equity interest in Pirelli RE.

Under the current corporate structure, in fact, the Pirelli Group is engaged in a broad range of industrial activities, which have already been managed separately by Pirelli & C. and Pirelli RE. The current configuration, on one hand, limits both the strategic flexibility (acquisitions, alliances and partnerships) and the financial flexibility (capital market) of the Pirelli Group, in particular with respect to the tyre business; on the other hand, such configuration is not appreciated by the market, which favours the separation of the activities belonging to different industries. In the light of such characteristics, in its valuation of Pirelli & C. as the holding company, the market applies a significant discount to the value obtained from the sum of the single businesses it controls.

Therefore, the separation of the industrial activities controlled by Pirelli RE would complete the focusing process on the core industrial activities in the tyre sector, allowing Pirelli Tyre S.p.A. – which would reacquire its traditional central role in the Pirelli Group – to access a broader pool of resources to further support the achievement of the development objectives described in the Industrial Plan, such as (i) the increase of its productive capacity in emerging markets, in order to meet the increasing demand with stronger growth perspectives after the crisis, (ii) significant investments in research and technology, also through technological partnerships with centres of excellence; and (iii) an increase in the distributive penetration in both the Industrial and the Consumer segments.

As to the market profiles, the focus of the Pirelli Group on the tyre industry, by optimising and simplifying the structure of the company, as well as making the economic and financial information on the Pirelli Group more easily accessible, would also have the advantage of further reducing the trading discount applied by analysts and investors in the valuation of Pirelli & C. as a holding company, while at the same time attracting more attention from analysts and institutional investors specialised in the auto motive/tyre industry on Pirelli & C. shares, which should also be able to benefit from greater coverage in both quantitative and qualitative terms.

Finally, the clear separation of the two industrial activities would improve the market’s comprehension and perception of the specific skills and capacities of the Company’s management in the tyre industry.

Financial considerations

From a financial perspective, the separation from Pirelli RE would allow the Pirelli Group, and in particular Pirelli Tyre S.p.A., to benefit from an immediate positive effect on the gross indebtedness of the Pirelli Group, which after the deconsolidation of Pirelli RE would be reduced by a total amount equal to approximately Euro 420 million. The increased borrowing capacity would in fact allow the Company to respond effectively to the current conditions of uncertainty and difficulty in the markets, as well as favour the possibility to catch both internal and external growth opportunities. The reduction of the gross indebtedness would also have the further positive effect of favouring the access conditions to the capital market for the Pirelli Group, with particular reference to the bond market.

In respect of the current consolidated bank indebtedness of Pirelli RE, which amounted approximately to Euro 404.5 million as of 31 March 2010, the lending banks whose contracts include early repayment clauses to be triggered should Pirelli RE leave the Pirelli Group and thus Pirelli & C. cease to control it, have given their consent to the execution of the transaction.

In this context it should be noted that, even upon indication of the pool of banks of the Euro 320 million loan granted to Pirelli RE, for the purposes of the approval of the transaction by the same banks, it is provided that Pirelli & C. will enter into a Euro 150 million revolving credit line with Pirelli RE, further to the expiration of the equivalent credit line granted by Pirelli to Pirelli RE in November 2008 (as of the date of this Report). It is foreseen that this credit line will rank pari passu with the credits of the lending banks comprising the pool – and, therefore, the Company’s credit will no longer be subordinated to the other creditors of Pirelli RE, while at the same time it will benefit from a higher return than the current one - and it will be governed by terms and conditions in line with the market practice.

The expiration of the above mentioned credit line will be calibrated on the loan granted by the banks to Pirelli RE and, therefore, extended to July 2012 or February 2013, if upon occurrence of certain circumstances, the expiration of the loan itself will be postponed. The expiration of the credit line granted by Pirelli & C. will be also postponed until 31 July 2015 or 31 July 2017 in case of non-compliance with certain financial covenants and/or should Pirelli RE fail to reach certain economic and financial targets as specified in the Euro 320 million loan agreement with the banks.

Finally, it should be noted that the counterparties of Pirelli RE in its real estate joint ventures – whose agreements provide for call or put options on the joint ventures or on the relevant assets if Pirelli RE leaves the Pirelli Group – have agreed not to trigger such options. As of the date of this Report, the relevant negotiations with Merrill Lynch are in course.

Legal aspects

In the strategic scenario outlined above, the separation transaction can take place through the assignment to the ordinary and savings shareholders of Pirelli & C. of nearly all the ordinary shares of Pirelli RE held by the Company, representing approximately 58% of its share capital, to be carried out through a reduction of the share capital of Pirelli & C. for an amount corresponding to the aggregate value of the stake being assigned.

The above mentioned reduction of the share capital would also be appropriate to adjust the Company’s share capital to the new operational configuration it will assume after the separation of the industrial activities carried out by Pirelli RE.

The reduction of the share capital, if approved, will be achieved through the proportional assignment of 487,231,561 Pirelli RE ordinary shares, equal to nearly all the Pirelli RE shares in the Company’s portfolio, to the shareholders of the Company. The decision not to assign all the shares held (487,798,972 shares) is only due to technical reasons, in order to determine an assignment ratio that does not leave fractions.

The shares will be distributed to the shareholders in a ratio of 1 Pirelli RE share for every Pirelli & C. ordinary or savings share held, after the approval of the reverse stock split provided as second item on the agenda.

It should be noted that the actual amount of the reduction of the share capital, as more detailed in paragraph 4 of this Report, will be determined at the date of the Extraordinary Shareholders’ Meeting as the amount equivalent to the value of the Pirelli RE stake being assigned, on the basis of the price of Pirelli RE shares on the open stock exchange day preceding the date of the Shareholders’ Meeting.  In any event, the amount of the reduction will not exceed the value at which the Pirelli RE stake being assigned is accounted for in the financial statements of the Company as of 31 December 2009 (equal to Euro 329,620,911.48).

Therefore, the proposal submitted to the Extraordinary Shareholders’ Meeting shall be updated in respect of this Report, with the insertion of the actual amount of the reduction of the share capital determined in accordance with the above criteria.

2.           ASSETS TO BE ASSIGNED

Pirelli RE, a company whose ordinary shares are admitted to trading on the MTA (Mercato Telematico Azionario – Telematic Stock Exchange) organised and managed by Borsa Italiana S.p.A. since 2002, is one of the major real estate management companies in Italy and Europe, operating in Italy, Germany and Poland.

Pirelli RE is a fund & asset manager that enhances the value and manages real estate portfolios on behalf of third-party investors using a distinctive model based on the integration of specialist property services (Agency, Development Management and Property) instrumental to its management activities (Fund & Asset Management).

As of the date of this Report, the share capital of Pirelli RE is equal to Euro 420,585,888.50, divided into 841,171,777 ordinary shares of par value  equal to Euro 0.5, listed on the Blue Chip segment of the MTA.

On the basis of the information available to the public and the Company, Pirelli & C. is the only Pirelli RE shareholder holding more than 2% of the share capital. In particular, as of the date of this Report, the Company holds Pirelli RE shares representing approximately 58% of the share capital (487,798,972 ordinary shares).

Pursuant to Article 8 of the Pirelli RE By-laws, every shareholder has the right to one vote at the shareholders' meeting for every share owned.

Pursuant to article 24 of the Pirelli RE By-laws, the income for the year, after allocation of 5% (five per cent) thereof to the legal reserve until it equals one fifth of share capital, shall be allocated amongst the shareholders in proportion to the shares that they own, unless otherwise decided by the shareholders' meeting.

The ordinary shares of Pirelli RE to be assigned to the ordinary and savings shareholders of Pirelli & C. shall have regular entitlement.

3.           SHAREHOLDING STRUCTURE OF PIRELLI RE AFTER THE ASSIGNMENT

The table below shows, on the basis of the communications received and the information available to the Company as of the date of this Report, the shareholdings held by persons who hold, directly or indirectly, shares representing more than 2% of the ordinary share capital of Pirelli & C.

	N. ordinary shares Pirelli &C.	% on Pirelli & C. share capital
MARCO TRONCHETTI PROVERA Of which directly n. 13,764 (0%) And indirectly through:	1,370,735,560	26.19
- Camfin S.p.A.(*) – n. sh.1,369,504,398 (26.17%)
- Cam Partecipazioni S.p.A. – n. sh. 1,217,398 (0.02%)
ASSICURAZIONI GENERALI S.p.A.(*) Of which directly n. 113,926,593 (2.18%) And indirectly through:	287,045,437	5.49
- Ina Assitalia S.p.A.(*) - – n. sh. 104,949,245 (2.00%)
- Generali Vie S.A.(*) – n. sh. 57,400,000 (1.10%)
- Alleanza Toro Assicurazioni S.p.A. – n. sh. 9,888,007 (0.19%)
- Intesa Vita S.p.A. – n. sh. 842,952 (0.02%)
- Genertel Life S.p.A. – n. sh. 38,640 (0%)
EDIZIONE S.r.l.(*)	249,756,728	4.77
MEDIOBANCA S.p.A.(*)	241,144,264	4.61
ALLIANZ S.E. Of which indirectly through:	236,456,434	4.52
- Allianz S.p.A.(*) – n. sh. 236,391,434 (4.52%)
- Creditras Vita S.p.A. – n. sh. 65,000 (0%)
PREMAFIN FINANZIARIA S.p.A. Of which indirectly through:	234,548,202	4.48
- Fondiaria – S.A.I. S.p.A.(*) – n. sh. 233,072,874 (4.45%)
- Milano Assicurazioni S.p.A. – n. sh. 1,325,996 (0.03%)
- Popolare Vita S.p.A. – n. sh. 149,332 (0%)
 (*) members of the Pirelli & C. Block Shares Syndicate.

The table below, on the other hand, shows the ordinary Pirelli RE shares that, considering the potential reverse stock split, will be attributed to the shareholders holding, as of the date of this Report, directly or indirectly, more than 2% of the ordinary share capital of Pirelli & C., if the capital reduction transaction described in this Report is approved by the Extraordinary Shareholders’ Meeting.

	N. ordinary shares Pirelli RE	% on Pirelli RE share capital
MARCO TRONCHETTI PROVERA Of which directly n. 1,251 (0%) And indirectly through:	124,612,323	14.81
- Camfin S.p.A. – n. sh. 124,500,399 (14.80%)
- Cam Partecipazioni S.p.A. – n. sh. 110,672 (0.01%)
ASSICURAZIONI GENERALI S.p.A. Of which directly n. 10.356.963 (1,23%) And indirectly through:	26,095,039	3.10
- Ina Assitalia S.p.A – n. sh. 9,540,840 (1.13%)
- Generali Vie S.A. – n. sh. 5,218,181 (0.62%)
- Alleanza Toro Assicurazioni S.p.A. – n. sh. 898,909 (0.11%)
- Intesa Vita S.p.A. – n. sh. 76,632 (0%)
- Genertel Life S.p.A. – n. sh. 3,512 (0%)
EDIZIONE S.r.l.	22,705,157	2.70
MEDIOBANCA S.p.A.	21,922,205	2.61
ALLIANZ S.E. Of which indirectly through:	21,496,039	2.55
- Allianz S.p.A.– n. sh. 21,490,130 (2.55%)
- Creditras Vita S.p.A. – n. sh. 5,909 (0%)
PREMAFIN FINANZIARIA S.p.A. Of which indirectly through:	21,322,563	2.53
- Fondiaria – S.A.I. S.p.A. – n. sh. 21,188,443 (2.52%)
- Milano Assicurazioni S.p.A. – n. sh. 120,545 (0.01%)
- Popolare Vita S.p.A. – n. sh. 13,575 (0%)

It should be noted that the information reported in the table above does not take into account the increase of the share capital without pre-emptive rights of Pirelli RE pursuant to Article 2443 of the Italian Civil Code to be submitted to the Extraordinary Shareholders’ Meeting of Pirelli Re called for 15 July 2010 on first call and for 16 July on second call. In particular, the Extraordinary Shareholders’ Meeting of Pirelli RE will be called to resolve upon the proposal to grant the Board of Directors of Pirelli RE, pursuant to Article 2443 of the Italian Civil Code, the proxy to call for a paid-in capital increase of Pirelli RE, in tranches and separately, within and not later than one year from the date of the shareholders’ resolution up to a maximum amount equal to  10% of the existing share capital, and in any event for a maximum amount not exceeding Euro 42,058,588.85, by issuing ordinary shares having nominal value of Euro 0.5 each, with regular entitlement, to be subscribed by one or more Italian and/or foreign primary financial and/or industrial investors, with exclusion of the pre-emptive rights pertaining to the shareholders, provided that the issue price corresponds to the market value and that such correspondence is confirmed by a specific report by the external auditors pursuant to Article 2441, fourth paragraph, last sentence, of the Italian Civil Code. In this context, it should be noted that on 3 May 2010, Mediobanca – Banca di Credito Finanziario S.p.A. and UniCredit S.p.A. have confirmed their availability to underwrite a capital increase of Pirelli RE for a total amount equal to Euro 20,000,000.00, equally divided between them (Euro 10,000,000.00 each), on the basis of terms and conditions to be agreed at a later or closer to the date of the separation of Pirelli RE from Pirelli &C.

It should also be noted that the Company, as announced to the market on 4 May  2010, has been informed that, also upon specific request of the lending banks financing Pirelli RE, some of the members  to the Pirelli & C. shareholders’ agreement, namely Assicurazioni Generali S.p.A., Camfin S.p.A., Edizione S.r.l., Intesa Sanpaolo S.p.A., Massimo Moratti and Mediobanca Banca di Credito Finanziario S.p.A. (the last one only for the Pirelli RE shares it will obtain following the reduction of the share capital of Pirelli & C. described in this Report but not for the subscribed shares in the context of  the above mentioned Pirelli RE share capital increase) have expressed their intention to enter into a block shareholders’ agreement aimed at favouring the stability of the Pirelli RE shareholding structure after the transaction. UniCredit S.p.A. has also expressed its availability to enter into the above mentioned shareholders’ agreement, bringing all the Pirelli RE shares it holds upon completion of the transaction described herein, including those obtained from the subscription of the aforementioned Pirelli RE share capital increase. Should such capital increase actually be subscribed, given the total number of shares involved, the conditions triggering the obligation to make a tender offer on the Pirelli RE shares would in no case be met.  Moreover it is expected that, after the execution of the above mentioned shareholders’ agreement, no subject will exercise control over Pirelli RE pursuant to Article 93 of Legislative Decree No. 58 of 24 February 1998.

4.           ACCOUNTING EFFECTS OF THE REDUCTION

In accounting terms, the assignment of Pirelli RE shares to the shareholders represents a distribution of non-cash assets to the Company’s shareholders.

The accounting treatment of this transaction must be carried out within the scope of IFRIC interpretation 17 “Distribution of non-cash assets to owners”(1), which provides the following:

•
The relevant liability must be accounted as an amount owed to the shareholders, determined on the basis of the fair value of the asset to be assigned to the shareholders against the distribution of the Company’s shareholding in Pirelli RE and the subsequent capital reduction. Such liabilities must be accounted “when the dividend is adequately authorised and is no longer at the discretion of the entity” and, thus, in the case of the proposed transaction, as of the date of the relevant resolution by the Extraordinary Shareholders’ Meeting.

•
As of the date of the relevant resolution by the Extraordinary Shareholders’ Meeting, the Company must record the relevant liabilities as an amount owed to the shareholders equal to the fair value of the Pirelli RE shares assigned, determined on the basis of the official market price of the Pirelli RE shares on the trading day preceding the date of the Shareholders’ Meeting.

•
the stake to be assigned will be classified as “held for sale/distribution” and if necessary aligned to the official trading price on such date, determining a loss in the income statement pursuant to IFRS 5, should such value be lower than the book value of the stake.

•
As of the date of the actual assignment of the Pirelli RE shares to the shareholders (and, therefore, without prejudice to the provisions of Article 2445, paragraph 4 of the Italian Civil Code, ninety days after registration of the resolution of the shareholders in the Companies’ Register), the Company should re-determine the relevant liability on the basis of the official trading price of the Pirelli RE shares on such date (with a change in net equity as counter entry), recognising in the income statement any positive or negative difference between the net book value of the Pirelli RE shares and their fair value on such date.

(1) IFRIC 17 is an interpretation published by the International Financial Reporting Interpretations Committee on 27 November 2008 and entered into force on 1st January 2010, which provides clarification and direction for the accounting treatment of non-cash assets to the shareholders of a company.

The tables below show the pro-forma consolidated balance sheet and income statement of Pirelli & C. as of 31 December 2009, including the retroactive effects of the transaction described herein.

		Pro-forma adjustments
CONSOLIDATED BALANCE SHEET Amounts in ‘000 Euro	Financial statements at 31 December 2009 – Historical data	Deconsolidation Pirelli RE	Adjustments	Pro Forma Financial Statements at 31 December 2009
Tangible assets	1,727,391	(17,707)		1,709,684
Intangible assets	1,047,474	(164,013)	(32.910)	850,551
Holdings in affiliated enterprises and joint ventures	593,237	(458,255)	198	135,180
Other financial assets	228,106	(17,311)	254	211,049
Deferred tax assets	91,164	(28,474)		62,690
Other receivables	557,230	(421,351)		135,879
Tax receivables	9,578			9,578
Non-current assets	4,254,180	(1,107,111)	(32,458)	3,114,611
Inventory	678,977	(96,637)		582,340
Trade receivables	735,792	(146,671)	10,181	599,302
Other receivables	197,144	(64,172)	76,191	209,163
Securities held for negotiation	161,024	-		161,024
Cash and banks	632,113	(33,206)		598,907
Tax receivables	41,464	(31,542)	3,519	13,441
Derivative financial instruments	26,567	-		26,567
Current assets	2,473,081	(372,228)	89,891	2,190,744
Total assets	6,727,261	(1,479,339)	57,433	5,305,355

Group Shareholders' Equity	2,175,023	(378,954)	(32,458)	1,763,611
Minority interests	319,648	(284,128)		35,520
Total net equity	2,494,671	(663,082)	(32,458)	1,799,131
Owed to banks and other lenders	1,505,805	(357,164)		1,148,641
Other payables	34,008	(8,642)		25,366
Provisions for risks and charges	167,793	(26,949)		140,844

Deferred taxation provision	44,000	(1,249)		42,751
Personnel provision	451,880	(15,372)		436,508
Tax payables	10,037	(21)		10,016
Non-current liabilities	2,213,523	(409,397)	-	1,804,126
Owed to banks and other lenders	289,305	(132,372)	72,445	229,378
Trade payables	987,873	(137,031)	10,181	861,023
Other payables	491,035	(89,389)	3,746	405,392
Provisions for risks and charges	130,783	(24,220)		106,563
Tax payables	43,918	(23,007)	3,519	24,430
Derivative financial instruments	76,153	(841)		75,312
Current liabilities	2,019,067	(406,860)	89,891	1,702,098
Total Liabilities and Shareholders’ Equity	6,727,261	(1,479,339)	57,433	5,305,355

CONSOLIDATED INCOME STATEMENT
Amounts in ‘000 Euro
		Pro-forma adjustments
	Financial statements at 31 December 2009 – Historical data	Deconsolidation Pirelli RE	Adjustments	Pro Forma Financial statements at 31 December 2009
Revenues from sales and services	4,462,207	(271,714)	8,106	4,198,599
Other income	174,915	(37,412)	13,523	151,026
Changes in inventories of unfinished and semi-finished products	(116,921)	7,778		(109,143)
Raw materials and consumables used (net of stock changes)	(1,399,399)	24,276		(1,375,123)
Personnel costs	(1,053,732)	94,569		(959,163)
Amortisation, depreciation and write-downs	(231,455)	11,247		(220,208)
Other expenses	(1,620,896)	207,524	(21,263)	(1,434,365)
Increase in assets under construction	2,681	-		2,681
EBIT	217,400	36,268	366	254,034
Profit from shareholdings	(56,735)	45,138	(62)	(11,659)
34.1	- share of earnings of affiliated companies and joint ventures	(61,160)	61,386	(62)	164
34.2	- profits from shareholdings	33,424	(15,529)		17.895
34.3	- losses on shareholdings	(36,700)	81		(36.619)
34.4	- dividends	7,701	(800)		6.901
Financial income	372,950	(33,243)	13,091	352,798
Financial charges	(458,304)	48,823	(8,049)	(417,530)
Pre-tax earnings	75,311	96,986	5,346	177,643
Taxation	(97,897)	7,858		(90,039)

Earnings after taxation from current business activities	(22,586)	104,844	5,346	87,604
Attributable to:
Equity holders of the parent company	22,745	60,568	5,346	88,659
Minority interests	(45,331)	44,276	-	(1,055)

It should be noted that the transaction will cause an economic result in the consolidated financial statements of Pirelli & C., composed as follows:

•	the difference between the fair value of the Pirelli RE shares being assigned (equivalent to the market value) and the book value of the stake as of the date of assignment;

•	the write off of the goodwill recorded in the consolidated financial statements of Pirelli & C. and allocated to Pirelli RE;

•	the transfer to income statement of the profits/losses directly recorded in equity in the consolidated financial statements of Pirelli RE as of the date of assignment.

5.           EXECUTION MODALITIES OF THE REDUCTION

In respect of the execution modalities, the transaction will be executed after the cancellation of the par value of the Company’s shares provided as the first item on the agenda and will not involve the cancellation of the Company’s shares, but a decrease in the relevant implied book value.

From a procedural perspective, pursuant to Article 2445, paragraph 3 of the Italian Civil Code, the execution of the share capital reduction may only take place, after a ninety-day period has elapsed since the resolution of the Extraordinary Shareholders’ Meeting was registered in the Companies’ Register, provided that no creditor of the Company prior to such registration has raised any objection to the transaction within such term. Pursuant to Article 2445, paragraph 4 of the Italian Civil Code, if oppositions are filed within this term, the Court may order that the transaction should still take place if it believes that the detriment to the creditors is unfounded or if the Company has provided a suitable guarantee.

The Pirelli RE shares will be assigned to the entitled shareholders on the first open stock exchange Monday following the expiry of the period of time granted to the Company’s creditors pursuant to Article 2445 of the Italian Civil Code to oppose the share capital reduction, or any other different day agreed with the competent Authorities; the date of assignment will in any event be communicated to the shareholders of Pirelli & C. through a specific press release as well as by means of a notice to be published on “Il Sole24Ore”.

The Pirelli RE shares will be assigned to the entitled shareholders through the Monte Titoli S.p.A. centralised management system, in accordance with the procedures and the instructions that will be communicated to the ordinary and savings shareholders of Pirelli & C. with the modalities described above.

As for the treasury shares held by Pirelli & C. (3,867,500 ordinary shares and 4,491,769 savings shares as of the date of this Report), such shares will not benefit from the right of assignment which will be attributed proportionally to the ordinary and savings shareholders of the Company in the ratio of assignment of 1 Pirelli RE share for every ordinary or savings Pirelli & C. share held further to the approval of the reverse stock split provided as second item of the agenda. Moreover, as an effect of the above assignment ratio and the number of shares to be assigned, at the end of the transaction the Company will remain in possession of 567,411 Pirelli RE shares, representing approximately 0.1% of the share capital.

In respect of the stock option plans named “Pirelli to People” and “Group Senior Executives”, the share capital reduction and, in particular, the reimbursement to the shareholders, pursuant to the regulation of these plans, will result in a change in the relevant exercise price which may be accurately indicated at the time of the Extraordinary Shareholders’ Meeting, since it depends on the total amount of the capital reduction.

Considering that the Company’s By-laws currently in force does not expressly provide the possibility of reducing the share capital by distributing non-cash assets to the shareholders, it will be necessary to amend accordingly Article 5 of the By-laws so to include such additional type of reimbursement before submitting the relevant proposal to reduce the share capital to the Extraordinary Shareholders’ Meeting.

It is also proposed to add a new sixth paragraph to Article 5, in order to take into account the proposed resolution to reduce the share capital as indicated in paragraph 7 of this Report.

Finally, it should be noted that the proposed amendments to the Company’s By-laws do not grant any right of withdrawal to the shareholders who did not participate to the resolutions concerning such amendments.

In particular, the execution modalities of the transaction do not require any change to the rights attached to the savings shares. As already indicated, if the proposal to cancel the par value of the shares referred to in the first item on the agenda of the Extraordinary Shareholders’ Meeting is approved, the dividend privileges attached to these shares will be adjusted on the date of execution of the transaction to a fixed value (Euro 0.29 or, in case the reverse stock split transaction is approved, Euro 3.19); this fixed value will thus be unaffected by the change in the implied book value of the Company’s shares after the reduction of the Company’s share capital.

Moreover, the resolution to reduce the share capital and the related amendments to the By-laws do not require to be submitted for approval to a special meeting of the savings shareholders, pursuant to Article 146, paragraph 1, letter b) of Legislative Decree no. 58 of 24 February 1998, as the rights of the savings shareholders are not impaired or prejudiced in any way.

6.           TAX TREATMENT OF THE TRANSACTION

Any capital loss that Pirelli & C. might record after the assignment of the Pirelli RE shares will not be deductible for the purposes of corporate income tax (IRES) or the regional tax on productive activities (IRAP).

As of 31 December 2009 there was a currency revaluation reserve equal to Euro 32,406,986.00 in the share capital of Pirelli & C., allocated to the share capital over previous years. From an exclusively tax perspective, reductions of share capital resolved after the allocation to capital of untaxed currency revaluation reserves must be allocated to these reserves, which are considered profits for tax purposes (Article 24, paragraph 3 of Law No. 576 of 2 December 1975; Article 8, paragraph 3 of Law No. 72 of 19 March 1983).

Therefore, the reduction of the share capital of Pirelli & C. through the assignment of the Pirelli RE shares will be considered to be drawn for an amount equal to Euro 32,406,986, preferentially from the part of the share capital that corresponds to this revaluation reserve and, for the remaining part, whose actual amount will be determined on the date of assignment on the basis of the fair value of the Pirelli RE shares, by the other components of the share capital.

The value for fiscal purposes of the Pirelli RE shares to be assigned to the Pirelli & C. shareholders will be determined as equal to the normal value of the Pirelli RE shares determined, as provided in point 4., letter a) of article 9 of D.P.R. (Presidential Decree) No. 917 of 22 December 1986, from the arithmetic mean of the prices of Pirelli RE shares registered in the month preceding the date of assignment.

Such normal value of the Pirelli RE shares, for a percentage corresponding to the reduction of the share capital of Pirelli & C. that, for tax purposes, is considered allocated to the profits reserve described above, will be qualified as a non-cash dividend, which constitutes a taxable income of the shareholders (Article 47, paragraphs 1 and 6, Article 89, paragraphs 1 and 4 of D.P.R. (Presidential Decree) No. 917 of 22 December 1986). Such portion of the normal value of the Pirelli RE shares (which may be estimated, based on the share prices of Pirelli RE shares as of the date of this Report, as equal to approximately 19% of their normal value), will therefore be subject to taxation according to the ordinary tax rules in force at the moment of assignment and that will depend on the tax status of the individual, the tax rules of the country of residence and other specific attributes of the individual shareholders.
For these reasons, Shareholders are invited to verify with their consultants the tax treatment that will be applicable to them.

As to the remaining portion of the normal value of the Pirelli RE shares, corresponding to the reduction of the share capital of Pirelli & C. that for tax purposes is considered allocated to share capital (which may be estimated, based on the share prices of Pirelli RE shares as of the date of this Report, as equal to approximately 81% of their normal value), the assignment of the Pirelli RE shares to the Pirelli & C. shareholders does not constitute profit from a tax perspective, always provided that the fiscal cost of each Pirelli & C. share is higher than the normal value of the Pirelli RE shares received in assignment according to the assignment ratio (Article 47, paragraph 5, D.P.R. (Presidential Decree) No. 917 of 22 December 1986). In the latter case, therefore, this portion of the normal value of the Pirelli RE shares would reduce by an equal amount the fiscally recognised cost of the stake owned by each of the Pirelli & C. shareholders.

7.           PROPOSED RESOLUTIONS

On the basis of the above, the Board of Directors submits the following proposals of resolution for your approval:

The Extraordinary Shareholders’ Meeting of Pirelli & C. S.p.A.:

-	having examined the explanatory report of the Board of Directors;

-	subject to the effectiveness of the resolutions referred to in the first and second items of the agenda of this Extraordinary Shareholders’ Meeting;

-
having noted that the official market price of Pirelli & C. Real Estate S.p.A. shares as of [●] July 2010 [on the open stock exchange day preceding the date of the Extraordinary Shareholders’ Meeting] is equal to Euro [●]

RESOLVES

1)
to amend Article 5 of the By-laws, by introducing the following fifth paragraph at the end: “5.5 If resolved by the Shareholders’ Meeting, the share capital may be reduced also by assignment of non-cash assets to the shareholders”;

2)
to reduce, pursuant to Article 2445 of the Civil Code, the share capital by an amount equal to Euro [●] [amount to be determined at the date of the Extraordinary Shareholders’ Meeting as equal to the value of the Pirelli RE stake to be assigned, determined by multiplying the number of Pirelli RE shares to be assigned by their [official] trading price on the day preceding the day of the Shareholders’ Meeting, and in any event, not higher than Euro 329,620,911.48, and hence between Euro 1,556,692,862.67 and Euro  [●], without cancellation of the relevant shares and with the proportional assignment to the ordinary and savings shareholders of a total of 487,231,561 ordinary shares of Pirelli & C. Real Estate S.p.A. owned by the Company, and thus with assignment, taking into account the subsequent effects on their ownership of 8,359,269 treasury shares:

-	to each ordinary and/or savings shareholder of Pirelli & C., 1 ordinary Pirelli & C. Real Estate S.p.A. share for each ordinary and/or savings share of Pirelli & C. S.p.A. held;

3)
to acknowledge that, pursuant to Article 2445, paragraph 3 of the Italian Civil Code, the resolution to reduce the share capital may only be executed by the Board of Directors ninety days after the registration of this resolution in the Companies’ Register, unless the circumstances specified in Article 2445 paragraph 4 of the Civil Code occur.

4)	to amend accordingly Article 5 of the By-laws, by introducing the following sixth paragraph at the end:

Article
Current Text	Proposed Text
5.1 The Company shall have a subscribed and paid-in share capital of EUR 1,556,692,862,67 (onebillionfivehundredandfiftysixmillions-sixhundredandninetytwothousandsheighthundredsixtytwopointsixtyseven) divided into no. 487,991,493 (fourhundredeightysevenmillionninehundredninetyonethousandfourhundredninetythree) shares without par value consisting of 475,740,182  (fourhundredseventyfivemillionsevenhundredfortythousandonehundredeighty) ordinary shares and 12,251,311 (twelvemilliontwohundredfiftyonethousandthreehundredeleven) savings shares

5.1 The Company shall have a subscribed and paid-in share capital of EUR 1,556,692,862,67 (onebillionfivehundredandfiftysixmillions-sixhundredandninetytwothousandsheighthundredsixtytwopointsixtyseven) divided into no. 487,991,493 (fourhundredeightysevenmillionninehundredninetyonethousandfourhundredninetythree) shares without par value consisting of 475,740,182  (fourhundredseventyfivemillionsevenhundredfortythousandonehundredeighty) ordinary shares and 12,251,311 (twelvemilliontwohundredfiftyonethousandthreehundredeleven) savings shares

5.2 In resolutions to increase the share capital by issuing shares against payment, pre- emption rights may be excluded for up to a maximum of ten percent of the previously existing capital, provided that the issue price corresponds to the market value of the shares and that this is confirmed in a specific report prepared by the firm appointed to audit the accounts.
5.3 If so resolved by the shareholders’ meeting, the share capital may also be increased by means of contributions in kind or of receivables.

5.4 By resolution of the extraordinary shareholders’ meeting held on May 7, 2003, the directors were authorised to issue, on one or more occasions within April 30, 2008, up to a maximum of 100,000,000 (one hundred million) ordinary shares, to be allocated to executive managers and cadres employed by the Company, by its subsidiaries and by the subsidiaries of the latter, in Italy and abroad, in compliance with article 2441, paragraph 8, of the Italian Civil Code and article 134 of Legislative Decree no. 58/1998. On February 25, 2005 the Board of Directors resolved, in partial implementation of the authorisation granted to it by the extraordinary shareholders' meeting held on May 7, 2003, to increase the share capital by a maximum nominal amount of EUR 15,725,496.50, re-determined as 15,725,494.18 after the reverse stock split in a ratio of 1 new share for every 11 ordinary or savings shares held, resolved by the extraordinary shareholders meeting held on July [●] 2010, by issuing, always taking account of said reverse stock split, up to 4,929,622 ordinary shares without nominal value, at a price of EUR 10.956 per share, inclusive of a EUR 7.766 share premium and EUR 3.19 to impute to capital, to be reserved for subscription by executive managers and cadres employed by the Company, by its subsidiaries and by the latter’s subsidiaries, in Italy and abroad.

5.2 In resolutions to increase the share capital by issuing shares against payment, pre- emption rights may be excluded for up to a maximum of ten percent of the previously existing capital, provided that the issue price corresponds to the market value of the shares and that this is confirmed in a specific report prepared by the firm appointed to audit the accounts.
5.3 If so resolved by the shareholders’ meeting, the share capital may also be increased by means of contributions in kind or of receivables.

5.4 By resolution of the extraordinary shareholders’ meeting held on May 7, 2003, the directors were authorised to issue, on one or more occasions within April 30, 2008, up to a maximum of 100,000,000 (one hundred million) ordinary shares, to be allocated to executive managers and cadres employed by the Company, by its subsidiaries and by the subsidiaries of the latter, in Italy and abroad, in compliance with article 2441, paragraph 8, of the Italian Civil Code and article 134 of Legislative Decree no. 58/1998. On February 25, 2005 the Board of Directors resolved, in partial implementation of the authorisation granted to it by the extraordinary shareholders' meeting held on May 7, 2003, to increase the share capital by a maximum nominal amount of EUR 15,725,496.50, re-determined as EUR 15,725,494,.18 after the reverse stock split in a ratio of 1 new share for every 11 ordinary or savings shares held, resolved by the extraordinary shareholders meeting held on July [●] 2010, and further re-determined as EUR [●] after the transaction to reduce the share capital resolved by the same extraordinary shareholders meeting, always taking account of said reverse stock split and of said reduction of capital, by issuing a maximum of [●] ordinary shares without par value, at a price of EUR [●] per share, inclusive of a EUR [●] share premium and EUR [●] to impute to capital, to be reserved for subscription by executive managers and cadres employed by the Company, by its subsidiaries and by the latter’s subsidiaries, in Italy and abroad.

5.5 If resolved by the Shareholders’ Meeting, the share capital may be reduced also by assignment of non-cash assets to the shareholders.

5.6 By resolution of the Extraordinary Shareholders’ Meeting of [●] July 2010, a voluntary reduction of the share capital from EUR 1,556,692,862.67 to EUR [●] has been approved to be executed through the assignment of 487,231,561 ordinary shares of Pirelli & C. Real Estate S.p.A. held by the company to the ordinary and savings shareholders; said reduction to be carried out in compliance with Article 2445, paragraph 3 of the Italian Civil Code.

(*) Resulting text in case the proposed resolution concerning the first and second items on the agenda are approved.

5)
to grant the Board of Directors – and the Chairman and the Deputy Chairman on its behalf, separately – any and all the powers necessary to implement the above resolutions, to accomplish all acts and/or formalities necessary to ensure that said resolutions are entered in the Companies’ Register, by accepting and introducing any formal and non-substantial amendments, supplements or deletions that may be required by the competent Authorities, to agree with the competent authorities  on the timing and the procedures for the assignment of the shares of Pirelli & C. Real Estate S.p.A. to the shareholders of the Company, and to proceed, once  the reduction of the share capital has been carried out, to re-determine the amounts owned to the shareholders based on the official trading price of Pirelli & C. Real Estate S.p.A. shares recorded on the date of assignment of the Pirelli & C. Real Estate S.p.A. shares to the shareholders, and to update the figures contained in Article 5 of the Company’s By-laws further to the new determination of the amount of the share capital”.

The Board of Directors

Milan, 4 May 2010

DECLARATION OF THE MANAGER CHARGED WITH PREPARING THE COMPANY’S FINANCIAL REPORTS

The undersigned Francesco Tanzi, Chief Financial Department and Manager responsible for preparing the company’s financial reports of Pirelli & C. S.p.A., with registered office in Viale Piero e Alberto Pirelli, 25, Milan, share capital of Euro 1,556,692,865.28, fully paid-in, tax code, VAT number and Milan Companies’ Register number 00860340157.

declares

pursuant to Article 154-bis, paragraph 2 of Legislative Decree No. 58 of 24 February 1998 that the financial reports Pirelli & C. S.p.A. contained in this Explanatory report of the Directors are consistent with documentary results, books and account records of the company.

Francesco Tanzi
Manager responsible for preparing the company’s financial reports

Reconta Ernst & Young S.p.A. Via della Chiusa, 2 20123 Milano Tel: (+39) 02 722121 Fax:(+39) 02 72212037 www.ey.com

Independent auditors’ report on the examination of the consolidated pro-forma statements
(Translation from the original Italian text)

The European Commission’s regulation on Prospectuses n. 809/2004A, adopted by Consob in Italy under Regulation n. 11971, requires, for the preparation of the information memorandum (the “Information Document”) in connection with significant mergers, acquisitions or disposals by Italian listed companies that, when unaudited pro-forma financial information are presented, the Information Document contain “a report prepared by the independent auditors stating that in their opinion the unaudited pro-formal financial information has been properly compiled on the basis stated and that basis is consistent with the accounting policies of the Italian listed company”. Consob in Italy requires that the independent auditors’ report be prepared in accordance with Consob Rule n. DEM/1061609 of August 9, 2001.

Accordingly, an Independent auditors’ report on the examination of the unaudited pro-forma financial information was issued by the independent auditors of Pirelli & C. S.p.A., in connection with the transaction to proportionally assign 487,231,561 ordinary shares of Pirelli & C. Real Estate S.p.A. to the ordinary and savings shareholders of Pirelli & C S.p.A. in the ratio of one Pirelli & C. Real Estate S.p.A. ordinary share for each Pirelli & C. S.p.A. ordinary or savings share held (the “Transaction”), for the sole purpose of the above mentioned Italian regulation. Such report forms part of the Information Document for the Transaction.

The following is the English language translation of the original Italian independent auditors’ report on the examination of the unaudited consolidated pro-forma financial information of Pirelli & C. S.p.A. under the above mentioned Italian regulation, in connection with the Transaction, and cannot be used for any other purpose.

To the Board of Directors of
Pirelli & C. S.p.A.

1.
We examined the statements consisting of pro-forma consolidated balance sheet and income statement (the “Consolidated Pro-forma Statements”), accompanied by the explanatory notes, of Pirelli & C. S.p.A. as of and for the year ended December 31,2009.

Such Consolidated Pro-forma Statements derive from the historical financial information related to the consolidated financial statements of Pirelli & C. S.p.A. as of and for the year ended December 31, 2009, prepared in accordance with International Financial Reporting Standard (“IFRS”) as adopted by the European Union, and from the pro-forma adjustments applied to such financial information and examined by us.

Reconta Ernst & Young S.p.A.
Sede Legale: 00198 Roma - Via Po, 32
Capitale Sociale € 1.402.500,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la CC.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.IVA 00891231003
Iscritta all’Albo Revisori Contabili al n. 70945 Pubblicato sulla G.U.
Suppl. 13 - IV Serie Speciale del 17/2/1998
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Consob al progressivo n. 2 delibera n. 10381 del 16/7/1997

A member firm of Ernst & Young Global Limited

The consolidated financial statements of Pirelli & C. S.p.A. as of and for the year ended December 31, 2009 have been audited by us and we have issued our auditors’ report on April 2, 2010.

The Consolidated pro-forma Statements have been prepared on the basis of the assumptions described in the explanatory notes to reflect retroactively the effects of the transaction to proportionally assign 487,231,561 ordinary shares of Pirelli & C. Real Estate S.p.A. to the ordinary and savings shareholders of Pirelli & C S.p.A. in the ratio of one Pirelli & C. Real Estate S.p.A. ordinary share for each Pirelli & C. S.p.A. ordinary or savings share held (the “Transaction”).

2.
The Consolidated Pro-forma Statements, accompanied by the explanatory notes, as of and for the year ended December 31, 2009 have been prepared for the sole purpose of the inclusion in the Information Document related to the Transaction.

The scope of the preparation of the Consolidated Pro-forma Statements is to present, in accordance with valuation criteria consistent with the historical financial data and with the applicable regulations, the effects of the Transaction on the consolidated economic trend and on the consolidated balance sheet of Pirelli & C. S.p.A., as if such Transaction virtually occurred on December 31, 2009 and, with respect to the economic effects only, at the beginning of the year 2009. However, it should be noted that if the Transaction had actually occurred on such dates, the results that are presented therein would not be necessarily obtained.

The Consolidated Pro-forma Statements are the responsibility of Pirelli & C. S.p.A. management. Our responsibility is to express an opinion on the reasonableness of the assumptions adopted by the management for the preparation of the Consolidated Pro-forma Statements and on the utilization of a proper methodology in preparing such data. In addition, it is our responsibility to express an opinion on the proper application of the valuation criteria and of the accounting principles.

3.
Our examination has been made in accordance with the criteria recommended by CONSOB in its Recommendation n. DEM/1061609 of August 9, 2001 for the examination of the pro-forma data applying the procedures we deemed necessary in the circumstances with respect to the engagement received.

4.
In our opinion, the assumption adopted by Pirelli & C. S.p.A. for the preparation of the Consolidated Pro-forma Statements as of and for the year ended December 31, 2009, accompanied by the explanatory notes, to reflect retroactively the Transaction, are reasonable and the methodology utilized for the preparation of the above mentioned financial information has been properly applied for the information purpose describedabove. In addition, we believe that the valuation criteria and the accounting principles have been properly applied for the preparationof such data.

Milan, July 2, 2010

Reconta Ernst & Young S.p.A.
Signed by: Pietro Carena, partner